2020–2021

Main Estimates

Budget principal

New Nouveau Brunswick

Main Estimates 2020–2021

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

March 10, 2020

Cover:
Service New Brunswick (SNB 12649)

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-1909-7

ISSN 0700-2467

Printed in New Brunswick

Budget principal 2020–2021

Publié par :
Ministère des Finances et du Conseil du Trésor
Province du Nouveau-Brunswick
Case postale 6000
Fredericton (Nouveau-Brunswick)
E3B 5H1
Canada

Internet : www.gnb.ca/finances

10 mars 2020

Couverture :
Service Nouveau-Brunswick (SNB 12649)

Imprimerie et reliure :
Services d'imprimerie, Service Nouveau-Brunswick

ISBN 978-1-4605-1909-7

ISSN 0700-2467

Imprimé au Nouveau-Brunswick

Think Recycling! Pensez à recycler!

TABLE OF CONTENTS / TABLE DES MATIÈRES

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

Department / Ministère
(continued / suite)

TABLE OF CONTENTS / TABLE DES MATIÈRES

(continued / suite)

SECTION 4 - REVENUE / RECETTES

Department / Ministère

--- Section 1 ---

EXPLANATORY NOTES /

NOTES EXPLICATIVES

Explanatory Notes

Notes explicatives

Introduction

The 2020–2021 Main Estimates represent the Government's financial plan presented to the Legislative Assembly for the fiscal year ending March 31, 2021. The Main Estimates outline the estimated revenues and expenditures for the year based upon the policies, programs and priorities of the Government.

Estimates Format

The 2020–2021 Main Estimates are divided into four sections as follows:

Section 1 – Explanatory Notes

This section provides an overview of the Main Estimates document.

Section 2 – Comparative Budget Plan

The *Statement of Surplus or Deficit* includes a summary of revenues and expenses for the Ordinary Account, Capital Account, Special Purpose Account, Special Operating Agencies, Sinking Fund Earnings and Amortization of Tangible Capital Assets, resulting in a Surplus or Deficit.

Government is required to recognize the gross cost of a tangible capital asset when establishing the amortization expense. Given that tangible capital assets have been acquired through a capital budget appropriation and amortization expense is simply the result of these past decisions, an appropriation for amortization expense is not required. A table of amortization expense has been provided in Section 2 for information purposes only.

Introduction

Le Budget principal de 2020–2021 est le plan financier du gouvernement qui est présenté à l'Assemblée législative pour l'année financière se terminant le 31 mars 2021. Le budget principal explique les recettes et les dépenses prévues pour l'année selon les politiques, les programmes et les priorités du gouvernement.

Format du budget principal

Le Budget principal de 2020–2021 est divisé en quatre sections :

Section 1 – Notes explicatives

Cette section présente un survol du document du budget principal.

Section 2 – Plan budgétaire comparatif

L'*État de l'excédent ou du déficit* inclut un sommaire des recettes et des dépenses pour le compte ordinaire, le compte de capital, le compte à but spécial, le compte des organismes de services spéciaux, les gains sur les fonds d'amortissement et d'amortissement des immobilisations corporelles, donnant lieu à un excédent ou à un déficit.

Le gouvernement doit reconnaître le coût brut des immobilisations corporelles dans l'établissement de la charge d'amortissement. Vu que les immobilisations corporelles ont été acquises par crédit du budget de capital et que la charge d'amortissement est simplement le résultat des décisions précédentes, il n'est pas nécessaire de faire adopter un crédit pour la charge d'amortissement. Un tableau de la charge d'amortissement est fourni pour information dans la section 2.

Section 3 – Expenditures

This section provides comparative expenditure information (i.e. 2019–2020 Estimate, 2019–2020 Revised and 2020–2021 Estimate) by account in summary form. This section also provides further information by department, program and program component. It also includes the departmental appropriations (i.e. To be Voted) by account for each department.

The Main Estimates contain details of appropriations required by the *Financial Administration Act* for the Ordinary Account, Capital Account, Special Operating Agencies and for Loans and Advances.

The Legislature authorizes departmental spending through a number of votes. Statutory payments are excluded from voted amounts due to the fact that spending authority is specified in related legislation and does not require an annual appropriation as per subsection 30(3). Capital and Loans and Advances are voted on a gross basis as they are considered payments out of the Consolidated Fund. Special Purpose Account expenditures are not voted but are included within the Main Estimates for information purposes.

Section 3 – Dépenses

Cette section fournit de l'information comparative sommaire sur les dépenses par compte (Prévisions de 2019–2020, Prévisions révisées de 2019–2020 et Prévisions de 2020–2021). Elle donne aussi de l'information par ministère, par programme et par élément de programme. Elle comprend les crédits (devant être adoptés) par compte pour chaque ministère.

Le budget principal renferme les renseignements sur les crédits exigés par la *Loi sur l'administration financière* pour le compte ordinaire, le compte de capital, le compte des organismes de services spéciaux ainsi que les prêts et les avances.

L'Assemblée législative autorise les dépenses des ministères par un certain nombre de crédits. Les paiements légaux sont exclus des montants votés, car l'autorité de dépenser est précisée dans une loi connexe et n'exige pas un crédit budgétaire annuel aux termes du paragraphe 30(3). Les fonds de capital et les prêts et avances sont votés comme des montants bruts, car ils sont considérés comme des paiements effectués à partir du Fonds consolidé. Les dépenses au compte à but spécial ne sont pas votées, mais elles sont incluses dans le budget principal pour information.

Section 4 – Revenue	Section 4 - Recettes
This section provides comparative revenue information (i.e. 2019–2020 Estimate, 2019–2020 Revised and 2020–2021 Estimate) by account in summary form. This section also provides further information by department, account and source.	Cette section fournit de l'information comparative sommaire sur les recettes (Prévisions de 2019–2020, Prévisions révisées de 2019–2020 et Prévisions de 2020–2021) par compte. Elle fournit aussi de l'information par ministère, par compte et par source.
Details on estimated spending plans for all programs and program components, including human resources implications, will be the responsibility of each department when they present their departmental estimates.	Les renseignements sur les plans de dépenses prévus pour chaque programme et élément de programme, y compris les répercussions sur les ressources humaines, seront la responsabilité des ministères lorsqu'ils présenteront leurs prévisions.
It should be noted that throughout the document, numbers may not add due to rounding.	Veuillez prendre note que les sommes ont été arrondies dans tout le document, ce qui explique les écarts.

--- Section 2 ---

COMPARATIVE BUDGET PLAN /

PLAN BUDGÉTAIRE COMPARATIF

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT / ÉTAT COMPARATIF DE L'EXCÉDENT OU DU DÉFICIT

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	BUDGETARY ACCOUNTS / COMPTES BUDGÉTAIRES	2020–2021 ESTIMATE / PRÉVISIONS
		Revenue / Recettes	
9,455,178	9,486,940	Ordinary Account / Compte ordinaire……………………………………………………	9,839,358
22,545	27,650	Capital Account / Compte de capital……………………………………………………	38,873
74,693	88,015	Special Purpose Account / Compte à but spécial…………………………………………	91,591
87,792	130,706	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………………	97,077
205,490	204,500	Sinking Fund Earnings / Gains du fonds d'amortissement…………………………	211,170
9,845,698	9,937,811	**Total Revenue / Recettes totales……………………………...……………………**	10,278,069
		Expense / Charges	
9,013,335	8,998,342	Ordinary Account / Compte ordinaire……………………………………………………	9,342,171
129,788	122,221	Capital Account / Compte de capital……………………………………………………	124,071
80,878	96,651	Special Purpose Account / Compte à but spécial…………………………………………	97,694
94,031	125,362	Special Operating Agencies (net) / Organismes de services spéciaux (nettes)……………………………………………………………	102,390
504,525	497,480	Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles……………………………………………………	519,337
9,822,557	9,840,056	**Total Expense / Charges totales……………………………...……………………**	10,185,663
23,142	**97,755**	**Surplus (Deficit) / Excédent (Déficit)…………………………………………**	**92,406**

Note: / Remarque :

The 2019–2020 Estimates for both revenue and expense have been restated throughout Main Estimates to reflect government reorganization. / Les prévisions de 2019–2020 pour les recettes et les dépenses ont été redressées dans le budget principal en fonction de la réorganisation du gouvernement.

TOTAL REVENUE / RECETTES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………	10,503	-	-	-	10,503
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	33,183	-	54,090	-	87,273
Environment and Local Government / Environnement et Gouvernements locaux…………………………………	3,803	-	9,500	-	13,303
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………………	8,517,789	-	1,466	-	8,519,255
General Government / Gouvernement général………………	2,710	-	-	-	2,710
Health / Santé……………………………………………	70,223	-	1,500	-	71,723
Justice and Office of the Attorney General / Justice et Cabinet du procureur général………………………	7,092	-	599	-	7,691
Legislative Assembly / Assemblée législative………………	495	-	-	-	495
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………	82,062	100	7,690	-	89,852
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………………	7,240	-	-	-	7,240
Other Agencies / Autres organismes…………………………	643,300	-	-	-	643,300
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………	164,032	-	3,375	6,270	173,677
Public Safety / Sécurité publique……………………………	217,426	-	10,735	-	228,161
Regional Development Corporation / Société de développement régional ………………………………………	-	-	-	100,777	100,777
Social Development / Développement social………………	83,652	50	692	-	84,394

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

TOTAL REVENUE / RECETTES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………………………	3,540	-	2,659	6,140	12,339
Transportation and Infrastructure / Transports et Infrastructure……………………………………	7,511	38,723	685	90,300	137,219
Sub-total / Total partiel……………………………………	9,854,561	38,873	92,991	203,487	10,189,912
Sinking Fund Earnings / Gains du fonds d'amortissement					211,170
Inter-account Transactions / Opérations intercomptes	(15,203)	-	(1,400)	(106,410)	(123,013)
TOTAL REVENUE / RECETTES TOTALES	9,839,358	38,873	91,591	97,077	10,278,069

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches………………………………………	40,178	300	-	-	40,478
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	1,351,299	400	52,889	-	1,404,588
Environment and Local Government / Environnement et Gouvernements locaux………………………………………	160,772	1,000	9,500	-	171,272
Executive Council Office / Bureau du Conseil exécutif…….	14,064	-	-	-	14,064
Finance and Treasury Board / Finances et Conseil du Trésor………………………………………………	27,585	-	1,466	-	29,051
General Government / Gouvernement général………………	980,676	-	-	-	980,676
Health / Santé………………………………………………	2,915,003	24,000	1,500	-	2,940,503
Justice and Office of the Attorney General / Justice et Cabinet du procureur général..................................	57,662	-	599	-	58,261
Legislative Assembly / Assemblée législative………………	31,801	-	-	-	31,801
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……….	97,089	5,528	7,645	-	110,262
Office of the Premier / Cabinet du premier ministre………	1,492	-	-	-	1,492
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………………	38,624	-	-	-	38,624
Other Agencies / Autres organismes………………………	417,277	-	-	-	417,277
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………	642,035	2,000	3,375	6,505	653,915
Public Safety / Sécurité publique……………………………	229,242	-	13,515	-	242,757
Regional Development Corporation / Société de développement régional …………………………………..…	65,465	40,000	-	106,584	212,049
Service of the Public Debt / Service de la dette publique…………………………………………………	631,000	-	-	-	631,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

TOTAL EXPENSE / CHARGES TOTALES

(In thousands of dollars / En milliers de dollars)

	ORDINARY ACCOUNT / COMPTE ORDINAIRE	CAPITAL ACCOUNT / COMPTE DE CAPITAL	SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL	SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX	TOTAL
DEPARTMENT / MINISTÈRE					
Social Development / Développement social………………	1,289,113	12,000	2,665	-	1,303,778
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………………………….………	54,386	10,120	2,640	5,911	73,057
Transportation and Infrastructure / Transports et Infrastructure………………………………………………	321,346	503,834	1,900	89,800	916,880
Total Expenditure / Dépenses totales………………………	9,366,109	599,182	97,694	208,800	10,271,785
Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles	(7,335)	(475,111)	-	-	(482,446)
Inter-account Transactions / Opérations intercomptes	(16,603)	-	-	(106,410)	(123,013)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles					519,337
TOTAL EXPENSE / CHARGES TOTALES	9,342,171	124,071	97,694	102,390	10,185,663

CHANGE IN NET DEBT / L'ÉVOLUTION DE LA DETTE NETTE

(In thousands of dollars / En milliers de dollars)

	2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	2020–2021 ESTIMATE / PRÉVISIONS
Net Debt - Beginning of Year / Dette nette - Début de l'exercice…………………………………	**(14,104,782)**	**(13,958,847)**	**(13,810,476)**
Changes in Year / Changements durant l'exercice			
Surplus (Deficit) / Excédent (Déficit)…………………………………	23,142	97,755	92,406
Investments in Tangible Capital Assets / Investissement dans les immobilisations corporelles……………………	(478,459)	(446,864)	(482,446)
Amortization of Tangible Capital Assets / Amortissement des immobilisations corporelles………………………	504,525	497,480	519,337
(Increase) Decrease in Net Debt / (Augmentation) Diminution de la dette nette………………………..	**49,208**	**148,371**	**129,297**
Net Debt - End of Year / Dette nette - Fin de l'exercice………………………………………………	**(14,055,575)**	**(13,810,476)**	**(13,681,179)**
Net Debt-to-GDP Ratio / Rapport entre la dette nette et le PIB……………..…………………………….	**37.0%**	**36.3%**	**34.7%**

COMPARATIVE STATEMENT OF INVESTMENT IN TANGIBLE CAPITAL ASSETS /
ÉTAT COMPARATIF DE L'INVESTISSEMENT DANS LES IMMOBILISATIONS CORPORELLES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
1,418	1,464	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………	125
28,550	27,090	Health / Santé………………………………………………………	30,219
1,355	1,130	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………	4,081
0	400	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………	0
250	1,450	Public Safety / Sécurité publique……………………………………	1,116
10,351	12,500	Social Development / Développement social…………………………	9,000
8,070	4,821	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………	2,925
428,465	398,009	Transportation and Infrastructure / Transports et Infrastructure………………	434,980
478,459	446,864	TOTAL…………………………………………………………	482,446

COMPARATIVE STATEMENT OF AMORTIZATION / ÉTAT COMPARATIF D'AMORTISSEMENT

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
235	235	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches..........	251
60,925	60,925	Education and Early Childhood Development / Éducation et Développement de la petite enfance....................	62,952
764	1,518	Environment and Local Government / Environnement et Gouvernements locaux....................	821
934	934	Finance and Treasury Board / Finances et Conseil du Trésor...................	0
78,864	70,331	Health / Santé....................	79,057
667	684	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie....................	693
16,909	18,118	Other Agencies / Autres organismes....................	19,915
39	113	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail....................	167
1,143	1,303	Public Safety / Sécurité publique....................	880
4,510	4,829	Social Development / Développement social....................	7,427
1,405	1,175	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture....................	1,288
325,530	324,715	Transportation and Infrastructure / Transports et Infrastructure....................	331,986
12,600	12,600	Vehicle Management Agency / Agence de gestion des véhicules....................	13,900
504,525	497,480	TOTAL....................	519,337

--- Section 3 ---

EXPENDITURES /

DÉPENSES

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED GROSS EXPENDITURE /
ÉTAT COMPARATIF DES DÉPENSES BRUTES PRÉVUES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
40,197	40,197	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches......	40,178
1,295,484	1,298,730	Education and Early Childhood Development / Éducation et Développement de la petite enfance............	1,351,299
152,899	153,388	Environment and Local Government / Environnement et Gouvernements locaux......	160,772
14,443	14,383	Executive Council Office / Bureau du Conseil exécutif............	14,064
28,068	26,350	Finance and Treasury Board / Finances et Conseil du Trésor............	27,585
862,549	853,085	General Government / Gouvernement général............	980,676
2,805,675	2,830,418	Health / Santé............	2,915,003
55,737	56,137	Justice and Office of the Attorney General / Justice et Cabinet du procureur général............	57,662
29,173	29,173	Legislative Assembly / Assemblée législative............	31,801
97,399	98,199	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie............	97,089
1,492	1,492	Office of the Premier / Cabinet du premier ministre............	1,492
40,082	40,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick............	38,624
403,477	409,424	Other Agencies / Autres organismes............	417,277
636,728	635,373	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail............	642,035
228,802	230,363	Public Safety / Sécurité publique............	229,242
66,995	55,995	Regional Development Corporation / Société de développement régional............	65,465
677,000	651,000	Service of the Public Debt / Service de la dette publique............	631,000
1,233,933	1,233,933	Social Development / Développement social............	1,289,113
54,278	54,542	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture............	54,386
313,094	313,694	Transportation and Infrastructure / Transports et Infrastructure............	321,346
9,037,505	9,025,876	Total Expenditure / Dépenses totales............	9,366,109
(7,651)	(9,940)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles............	(7,335)
(16,519)	(17,594)	Inter-account Transactions / Opérations intercomptes............	(16,603)
9,013,335	8,998,342	TOTAL EXPENSE / CHARGES TOTALES............	9,342,171

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

SUMMARY OF AMOUNTS TO BE VOTED / SOMMAIRE DES MONTANTS FAISANT L'OBJET D'UN VOTE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEPARTMENT / MINISTÈRE	2020–2021 TOTAL ORDINARY / ORDINAIRE	NON-VOTED / NON-VOTÉ	TO BE VOTED / À VOTER
Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………	40,178	47	40,131
Education and Early Childhood Development / Éducation et Développement de la petite enfance……………	1,351,299	47	1,351,252
Environment and Local Government / Environnement et Gouvernements locaux……………………	160,772	47	160,725
Executive Council Office / Bureau du Conseil exécutif……	14,064	-	14,064
Finance and Treasury Board / Finances et Conseil du Trésor……………………………………	27,585	47	27,538
General Government / Gouvernement général………………	980,676	316	980,360
Health / Santé……………………………………	2,915,003	47	2,914,956
Justice and Office of the Attorney General / Justice et Cabinet du procureur général………………………	57,662	47	57,615
Legislative Assembly / Assemblée législative………………	31,801	5,030	26,771
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie……….	97,089	47	97,042
Office of the Premier / Cabinet du premier ministre……….	1,492	67	1,425
Opportunities New Brunswick / Opportunités Nouveau-Brunswick…………………………………	38,624	47	38,577
Other Agencies / Autres organismes………………………	417,277	411,742	5,535
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………	642,035	47	641,988
Public Safety / Sécurité publique……………………………	229,242	47	229,195
Regional Development Corporation / Société de développement régional………………………………….	65,465	-	65,465
Service of the Public Debt / Service de la dette publique…..	631,000	624,800	6,200
Social Development / Développement social ………………	1,289,113	47	1,289,066
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………………..……	54,386	47	54,339
Transportation and Infrastructure / Transports et Infrastructure……………………………………	321,346	22,136	299,210
TOTAL……………………………………………	9,366,109	1,064,655	8,301,454

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
300	300	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………………………………………	300
1,599	1,599	Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………………………	400
1,000	1,000	Environment and Local Government / Environnement et Gouvernements locaux……………………………………………………………………	1,000
23,000	23,000	Health / Santé…………………………………………………………....	24,000
6,575	875	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………	5,528
2,000	2,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………………………	2,000
47,800	47,800	Regional Development Corporation / Société de développement régional………	40,000
12,000	12,000	Social Development / Développement social………………………………	12,000
12,945	9,125	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………	10,120
493,377	461,446	Transportation and Infrastructure / Transports et Infrastructure……………………	503,834
600,596	559,145	Total Expenditure / Dépenses totales…………………………………………	599,182
(470,808)	(436,924)	Investment in Tangible Capital Assets / Investissement dans les immobilisations corporelles……………………………………………	(475,111)
129,788	122,221	TOTAL EXPENSE / CHARGES TOTALES………………………………	124,071

Note: / Remarque:

> The capital construction and capital improvement expenditures for government departments are voted under the Public Works and Infrastructure program in the Department of Transportation and Infrastructure. / Les dépenses relatives aux installations permanentes et à l'amélioration des biens immobiliers sont votées dans le cadre du programme Travaux publics et infrastructure du ministère des Transports et de l'Infrastructure.

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
44,485	52,889	Education and Early Childhood Development / Éducation et Développement de la petite enfance…………………………………………………	52,889
8,430	8,430	Environment and Local Government / Environnement et Gouvernements locaux …………………………………………………………………	9,500
1,166	766	Finance and Treasury Board / Finances et Conseil du Trésor………………………	1,466
1,500	2,750	Health / Santé……………………………………………………………………	1,500
499	599	Justice and Office of the Attorney General / Justice et Cabinet du procureur général……………………………..	599
3,300	5,903	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………………………………………	7,645
2,900	3,382	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	3,375
11,118	12,159	Public Safety / Sécurité publique………………………………………………	13,515
4,000	6,165	Social Development / Développement social…………………………………….	2,665
1,680	1,808	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	2,640
1,800	1,800	Transportation and Infrastructure / Transports et Infrastructure……………………	1,900
80,878	96,651	TOTAL……………….…………………………………………………………	97,694

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
400	353	Opportunities New Brunswick / Opportunités Nouveau-Brunswick………………	0
5,862	6,387	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail………………………………………………	6,505
99,226	128,566	Regional Development Corporation / Société de développement régional………..	106,584
4,302	4,343	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………	5,911
83,300	89,000	Transportation and Infrastructure / Transports et Infrastructure…………………	89,800
193,090	228,649	Total Expenditure / Dépenses totales……………………………………………	208,800
(99,059)	(103,287)	Inter-account Transactions / Opérations intercomptes……………………………	(106,410)
94,031	125,362	TOTAL EXPENSE / CHARGES TOTALES……………………………………	102,390

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES

(In thousands of dollars   / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
11,100	3,600	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches………	11,100
50,000	45,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick………………	50,000
65,000	65,000	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………	69,900
5,000	3,785	Regional Development Corporation / Société de développement régional…………	5,000
3,224	2,424	Social Development / Développement social………………………………………	3,224
134,324	119,809	TOTAL…………………………………………………………………………	139,224

WORKING CAPITAL - MAXIMUM BALANCES / FONDS DE ROULEMENT - SOLDES MAXIMAUX

(In thousands of dollars / En milliers de dollars)

WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………		1,100
General Government / Gouvernement général………………………………………………………		100
Health / Santé…………………………………………………………………………………		1,225
Justice and Office of the Attorney General / Justice et Cabinet du procureur général…………………		5
Social Development / Développement social…………………………………………………………		1,900
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture…………………..………………..		500
Transportation and Infrastructure / Transports et Infrastructure……………………………………		3,000
WorkSafeNB / Travail sécuritaire NB		
- Education and Early Childhood Development / Éducation et Développement de la petite enfance……………………………………………………………………………	160	
- Finance and Treasury Board / Finances et Conseil du Trésor………………………………	360	
- Health / Santé……………………………………………………………………………	515	1,035
TOTAL - WORKING CAPITAL ADVANCES / AVANCES - FONDS DE ROULEMENT		8,865

PETTY CASH ADVANCES / AVANCES - PETITE CAISSE :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………	24
Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………………………………………………………	150
Environment and Local Government / Environnement et Gouvernements locaux……………………	3
Health / Santé………………………………………………………………………………	2
Justice and Office of the Attorney General / Justice et Cabinet du procureur général…………………	12
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie………………………………………………………………………………	24
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail…………………………………………..……………………………	15
Public Safety / Sécurité publique…………………………………………..………………………	23
Social Development / Développement social……………………………………..………	24
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture……………….....………………..	100
Transportation and Infrastructure / Transports et Infrastructure…………………………………	23
Other (small advances) / Autres (petits avances)………………………………………………	4
TOTAL - PETTY CASH ADVANCES / AVANCES - PETITE CAISSE	404

INVENTORIES / STOCKS :

Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………	2,000
Health / Santé…………………………………………………………………………………	8,830
Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie…………………………………………………………………………	510
Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………………………..……………………………	200
Public Safety / Sécurité publique………………………………………..………………………	650
Social Development / Développement social…………………………………………..………	100
Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture………………….....………………	400
Transportation and Infrastructure / Transports et Infrastructure……………………………………	23,000
TOTAL - INVENTORIES / STOCKS	35,690

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
40,197	40,197	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches…………………………………………	40,178
40,197	40,197	TOTAL - Gross Ordinary / Compte brute ordinaire……………	40,178

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES		AGRICULTURE, AQUACULTURE ET PÊCHES

PROGRAM OBJECTIVES

To deliver targeted programs and services, and provide strategic direction in support of economic development opportunities related to the sustainable primary and value-added agriculture, aquaculture and fisheries sectors.

OBJECTIFS DU PROGRAMME

Assurer la prestation de programmes et services, et fournir la direction stratégique en support des opportunités de développement économique relatif aux secteurs primaire durable et à valeur ajoutée de l'agriculture, de l'aquaculture et des pêches.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

EXECUTIVE ADMINISTRATION	711	ADMINISTRATION GÉNÉRALE

Provide executive management and strategic direction.

Assurer une gestion supérieure et une orientation stratégique.

AGRICULTURE	10,410	AGRICULTURE

To provide specialist advice and services for the growth and competitiveness of the agriculture sector. To provide services and programs focused on maintaining livestock and animal health, crop development and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur de l'agriculture. Fournir des services et des programmes visant le maintien en bonne santé du bétail et des animaux, le développement des cultures et la préservation de la salubrité et de la qualité des aliments.

FISHERIES AND AQUACULTURE	4,557	PÊCHERIES ET AQUACULTURE

To provide specialist advice and services for the growth and competitiveness of the fisheries and aquaculture sector. To provide services and programs focused on maintaining sustainable practices and preserving food safety and quality.

Offrir des conseils et des services spécialisés pour la croissance et la compétitivité du secteur des pêches et de l'aquaculture. Fournir des services et des programmes visant le maintien des pratiques durables et la préservation de la salubrité et de la qualité des aliments.

MARKETING AND TRADE	1,593	MARKETING ET COMMERCE

To provide strategic delivery and coordination of marketing and trade initiatives such as Local Food and Beverages Strategy, seafood exports, market intelligence and other related activities.

Assurer la prestation et la coordination stratégiques d'initiatives de marketing et de commerce comme la Stratégie sur les boissons et les aliments locaux, les exportations de produits de la mer, la collecte de renseignements commerciaux et d'autres activités connexes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AGRICULTURE, AQUACULTURE AND FISHERIES (continued)		AGRICULTURE, AQUACULTURE ET PÊCHES (suite)
BUSINESS GROWTH	1,327	CROISSANCE DES ENTREPRISES
To provide strategic delivery and coordination of development initiatives to support new entrants and the growth of businesses within the agriculture, aquaculture and fisheries sectors.		Assurer la prestation et la coordination stratégiques d'initiatives de développement pour appuyer les nouveaux venus et la croissance des entreprises dans les secteurs de l'agriculture, de l'aquaculture et des pêches.
INDUSTRY FINANCIAL PROGRAMS	20,823	PROGRAMMES FINANCIERS DESTINÉS À L'INDUSTRIE
To provide financial assistance to the agriculture, aquaculture and fisheries sectors under various funding programs.		Fournir une aide financière aux industries de l'agriculture, de l'aquaculture et des pêches au titre de divers programmes de financement.
FARM PRODUCTS COMMISSION	757	COMMISSION DES PRODUITS DE FERME
To provide management and administrative support to the Commission in the monitoring and commodity boards under the provision of the *Natural Products Act* .		Fournir un soutien en gestion et un soutien administratif à la Commission, qui est responsable, en vertu des dispositions de la *Loi sur les produits naturels* , de la surveillance des divers offices de commercialisation.
TOTAL	40,178	TOTAL
TOTAL - DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES	40,178	TOTAL - MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	40,131	À VOTER

- 25 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
100	100	Capital Equipment / Biens d'équipement…………………………	100
200	200	Strategic Infrastructure / Infrastructure stratégique……………	200
300	300	TOTAL……………………………………………………………	300

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF LOANS AND ADVANCES / ÉTAT COMPARATIF DES PRÊTS ET AVANCES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,600	1,600	New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick……	1,600
9,500	2,000	Loan Programs / Programmes de prêts…………………………	9,500
11,100	3,600	TOTAL……………………………………………………………	11,100
		TO BE VOTED / À VOTER……………………………………	11,100

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
58,754	59,285	Corporate and Other Education Services / Services généraux et autres services d'enseignement………………………	58,456
1,121,881	1,128,041	School Districts / Districts scolaires……………………………	1,168,503
114,849	111,404	Early Childhood Development / Développement de la petite enfance……………………………………………………	124,340
1,295,484	1,298,730	TOTAL - Gross Ordinary / Compte brute ordinaire……………	1,351,299

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

| CORPORATE AND OTHER EDUCATION SERVICES | | SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT |

PROGRAM OBJECTIVES

Provide administration and support services as well as research and planning services for the department. Manage programs and services in the area of instruction and evaluation.

OBJECTIFS DU PROGRAMME

Fournir des services d'administration et de support ainsi que des services de recherche et de planification au ministère. Gérer des programmes et services dans les domaines de l'instruction et de l'évaluation.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

MANAGEMENT SERVICES 8,377 SERVICES DE GESTION

Provide support in the areas of executive management, human resources, finance, accounting, budgeting, administration and performance excellence.

Fournir des services de soutien dans les domaines de direction supérieure, ressources humaines, finances, comptabilité, budget, administration et excellence du rendement.

Provide planning and research services for the department in areas such as education research, statistical analysis, policy and legislation.

Fournir des services de planification et de recherche au ministère dans des domaines tels que la recherche en éducation, l'analyse statistique, les politiques et les lois.

EDUCATION SERVICES 30,072 SERVICES ÉDUCATIFS

Plan, develop and ensure implementation of the prescribed curriculum for the public schools of the province.

Planifier, élaborer et assurer la mise en oeuvre des programmes d'études prescrits pour les écoles publiques de la province.

Provide support services to the district staff in the organization, implementation and maintenance of educational services.

Fournir des services de soutien au personnel des districts pour l'élaboration, la mise en oeuvre, et le suivi de services éducatifs.

Provide direct and indirect educational services to exceptional students.

Fournir des services éducatifs directs et indirects aux élèves exceptionnels.

Develop and administer a provincial comprehensive policy on educational evaluation.

Élaborer et administrer une politique provinciale globale sur l'évaluation de l'enseignement.

Develop and administer provincial testing programs at both elementary and secondary school levels.

Élaborer et administrer des programmes l'évaluation aux niveaux scolaires primaire et secondaire.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER EDUCATION SERVICES (continued)		SERVICES GÉNÉRAUX ET AUTRES SERVICES D'ENSEIGNEMENT (suite)
SUPPORT SERVICES	20,007	SERVICES DE SOUTIEN
Provide support services to school districts.		Fournir des services de soutien aux districts scolaires.
TOTAL	58,456	TOTAL

SCHOOL DISTRICTS		DISTRICTS SCOLAIRES

PROGRAM OBJECTIVES

Provide funding for school programs and services and develop financial policies and procedures for school districts.

OBJECTIFS DU PROGRAMME

Fournir les fonds pour les programmes et services scolaires, et élaborer des directives et modalités financières pour les districts scolaires.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

DISTRICT OFFICE	34,590	BUREAU DES DISTRICTS
Provide administrative, financial and budgeting services for school districts. Implement prescribed curriculum and provide pedagogical support to schools.		Fournir des services administratifs, financiers et budgétaires aux districts scolaires. Appliquez les programmes d'études et offrir un soutien pédagogique aux écoles.
Develop, implement and maintain human resource services for bargaining and non-bargaining employees.		Élaborer, mettre sur pied et soutenir des services de ressources humaines pour le personnel syndiqué et non syndiqué.
EDUCATIONAL SERVICES	954,912	SERVICES D'ÉDUCATION
Funding for prescribed instructional programs.		Fonds pour les programmes pédagogiques prescrits.
FACILITIES	122,365	INSTALLATIONS
Funding for planning and operation of school facilities.		Fonds pour la planification et le fonctionnement des installations scolaires.
PUPIL TRANSPORTATION	56,636	TRANSPORT DES ÉLÈVES
Funding for the operation and maintenance of the school bus fleet.		Fonds pour le fonctionnement et l'entretien du parc d'autobus scolaires.
TOTAL	1,168,503	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

EARLY CHILDHOOD DEVELOPMENT		DÉVELOPPEMENT DE LA PETITE ENFANCE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Provide services aimed at supporting parents and enhancing early learning experiences to improve childhood outcomes.		Fournir des services qui visent à soutenir les parents et accroître les expériences en apprentissage précoce afin d'améliorer les résultats des enfants.
TOTAL	124,340	TOTAL
TOTAL - DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT	1,351,299	TOTAL - MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	1,351,252	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,599	1,599	Public Schools - Capital Equipment / Écoles publiques - Biens d'équipement……………………………………………	400
1,599	1,599	TOTAL……………………………………………...…………	400

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
230	190	Scholarships and Trusts / Bourses et fiducies……………………	190
7,500	8,000	First Nations Educational Fund / Fonds d'éducation des Premières nations……………………………………………………	8,000
32,200	39,138	School District Projects / Projets de districts scolaires…………	39,138
4,110	4,950	School District Self-sustaining Funds / Fonds à but spécial de districts scolaires……………………………………………	4,950
20	5	Computers for Schools / Ordinateurs pour les écoles………….	5
425	606	International Education Services / Services d'éducation internationale………………………………………………………	606
44,485	52,889	TOTAL…………………………………………………………	52,889

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
2,197	2,294	Corporate Services and Community Funding / Services généraux et financement communautaire…………………………	2,131
137,005	137,244	Local Government / Gouvernements Locaux…………………	144,283
7,004	7,077	Authorizations and Compliance / Autorisations et conformité…………………………………………………………	6,825
3,602	3,751	Environmental Science and Protection / Science et protection de l'environnement…………………………………	4,546
2,764	2,680	Policy, Climate Change, First Nations and Public Engagement / Politiques, changements climatiques et participation des premières nations et du public………………	2,671
327	342	Assessment and Planning Appeal Board / Commission d'appel en matière d'évaluation et d'urbanisme………………	316
152,899	153,388	TOTAL - Gross Ordinary / Compte brute ordinaire………….	160,772

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE SERVICES AND COMMUNITY FUNDING		SERVICES GÉNÉRAUX ET FINANCEMENT COMMUNAUTAIRE

PROGRAM OBJECTIVES

To provide executive management and administrative support for all departmental programs and to administer Federal and Provincial funding programs targeted at community infrastructure.

OBJECTIFS DU PROGRAMME

Fournir un soutien à la haute direction et un soutien administratif pour tous les programmes du Ministère et gérer les programmes de financement fédéraux et provinciaux ciblant l'infrastructure communautaire.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

SENIOR MANAGEMENT	490	HAUTE DIRECTION

Provide executive management for departmental programs.

Fournir des services de haute direction pour les programmes du Ministère.

CORPORATE SERVICES	1,486	SERVICES GÉNÉRAUX

Provide services in the areas of corporate finance and administration, human resources, information technology, legal affairs, performance excellence and continuous improvement and liaise with Service New Brunswick to ensure the effective delivery of information technology development and support services.

Fournir des services dans les secteurs des finances Générales et de l'administration, des ressources humaines, des technologies de l'information, des affaires juridiques, de l'excellence du rendement et de l'amélioration continue et assurer la liaison avec Service Nouveau-Brunswick afin de garantir la prestation efficace des services de développement et de soutien des technologies de l'information.

COMMUNITY FUNDING	155	FINANCEMENT COMMUNAUTAIRE

To administer Federal and Provincial funding programs targeted at community infrastructure. To provide technical services to the division and advise municipalities on technical issues.

Gérer les programmes fédéraux/provinciaux de financement ciblant l'infrastructure communautaire. Fournir des services techniques à la division et conseiller les municipalités sur les questions d'ordre technique.

TOTAL	2,131	TOTAL

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT		GOUVERNEMENTS LOCAUX

PROGRAM OBJECTIVES

To serve as the primary point of contact between the Provincial Government and communities (incorporated and unincorporated). To provide professional financial advice, oversight and reporting services to municipalities, local service districts and rural communities; to build governance capacity at the local level by providing advisory services to municipalities and rural communities; and to provide for the development of community services and the operationalization of programs in the unincorporated areas of New Brunswick through Local Services Managers.

OBJECTIFS DU PROGRAMME

Agir comme principal lien entre le gouvernement provincial et les communautés (constituées en municipalités ou non). Offrir des conseils professionnels en matière de finances, ainsi que des services de surveillance et de production de rapports aux municipalités, aux districts de services locaux et aux communautés rurales; renforcer la capacité de gouvernance à l'échelle locale en fournissant des services consultatifs aux municipalités et aux communautés rurales; et assurer le développement des services communautaires et la mise à exécution des programmes dans les secteurs du Nouveau-Brunswick non constitués en municipalités par l'entremise des gestionnaires des services locaux.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

LOCAL SERVICE DISTRICT EXPENDITURES	62,098	DÉPENSES DES DISTRICTS DE SERVICES LOCAUX

Provide funding to unincorporated areas as provided for under the *Community Funding Act* and provide for the development of community services and the operationalization of programs through Local Services Managers. Provide consistent application of procedures across the Province, ensuring uniform community relations.

Fournir des fonds aux secteurs non constitués en municipalité conformément à la *Loi sur le financement communautaire* et assurer le développement des services communautaires et la mise à exécution des programmes par l'entremise des gestionnaires des services locaux. Assurer l'application cohérente des procédures dans l'ensemble de la province de façon à établir des relations communautaires uniformes.

COMMUNITY FUNDING AND EQUALIZATION GRANT FOR MUNICIPALITIES AND RURAL COMMUNITIES	68,604	SUBVENTION DE FINANCEMENT ET DE PÉRÉQUATION COMMUNAUTAIRE AUX MUNICIPALITÉS ET COMMUNAUTÉS RURALES

Provision of the community funding and equalization grant to municipalities and rural communities as provided for under the *Community Funding Act.*

Octroyer la subvention de financement et de péréquation communautaire aux municipalités et communautés rurales conformément à la *Loi sur le financement communautaire.*

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT (continued)		GOUVERNEMENTS LOCAUX (suite)	
LOCAL GOVERNMENT PROPERTY TAX WARRANT	1,000	MANDAT D'IMPÔT FONCIER DES GOUVERNEMENTS LOCAUX	
Provides for the monthly payment of the property tax warrant levied by local governments including the Provincial Grant in lieu of Property Taxes.		Pourvoir au paiement du mandat d'impôt foncier des gouvernements locaux y inclut la subvention provinciale tenant lieu d'impôt foncier.	
Local Government Property Tax Warrant	784,028	Mandat d'impôt foncier des gouvernements locaux	784 028
Local and Federal Property Taxes	(695,617)	Impôts fonciers local et fédéral	(695 617)
Grant in lieu of Local Government Real Property Taxes	(88,411)	Subvention tenant lieu d'impôt foncier des gouvernements locaux	(88 411)
Provision for Local Government Property Tax Assessment Adjustments	1,000	Provision pour ajustements des évaluations foncières des gouvernements locaux	1 000
COMMUNITY FINANCES	11,358	FINANCES COMMUNAUTAIRES	
Responsible for fiscal arrangements and budget approval for municipalities, rural communities, and local service districts and for financial reporting by municipalities, rural communities, local service districts and municipal services commissions.		Responsable des arrangements fiscaux et de l'approbation des budgets des municipalités, communautés rurales et districts de services locaux, et de la présentation de l'information financière par les municipalités, communautés rurales, districts de services locaux et les commissions de services municipales.	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LOCAL GOVERNMENT (continued)		GOUVERNEMENTS LOCAUX (suite)
LOCAL AND REGIONAL GOVERNANCE	1,223	GOUVERNANCE LOCALE ET RÉGIONALE

Provide leadership, oversight and support to municipalities, rural communities, regional service commissions and the New Brunswick SPCA. This includes building governance and service delivery capacity at the local and regional level, promoting local and regional planning, and supporting community restructuring and shared service agreements.

Orienter, superviser et soutenir les municipalités, les communautés rurales, les commissions de services régionaux et la SPANB afin de développer la capacité de gouvernance et de prestation de services aux échelons local et régional, de favoriser la planification locale et régionale et de faciliter la restructuration communautaire et les ententes de partages de services.

TOTAL	144,283	TOTAL

AUTHORIZATIONS AND COMPLIANCE		AUTORISATIONS ET CONFORMITÉ

PROGRAM OBJECTIVES

To administer environmental protection programs, with the main objective being to connect and integrate the decision-making process for all of the department's regulatory programs.

OBJECTIFS DU PROGRAMME

Gérer les programmes de protection de l'environnement en ayant pour objectif principal d'uniformiser et d'harmoniser le processus décisionnel appliqué à tous les programmes de réglementation du ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

REGIONAL OPERATIONS AND COMPLIANCE	3,113	OPÉRATIONS RÉGIONALE ET CONFORMITÉ

Provide emergency management/response and local service delivery of relevant departmental programs and an inspection program through six Regional Offices. Liaise with Public Safety for the management of enforcement activities related to the Acts and Regulations under the department's mandate.

Assurer la gestion des situations d'urgence et les interventions en cas d'urgence ainsi que la prestation locale de services pour les programmes pertinents du Ministère et le programme d'inspection par l'intermédiaire des six bureaux régionaux. Assurer la liaison avec Sécurité publique pour la gestion des activités visant â faire respecter les lois et règlements qui relèvent du ministère.

AUTHORIZATIONS	3,125	AUTORISATIONS

Regulate the construction and operation of specific activities in order to minimize impacts on the province's air, land, and water environments. This is accomplished by using various regulatory tools and through a strong auditing program to assess compliance.

Régir la construction et l'exploitation liées à des activités particulières afin d'atténuer le plus possible les effets sur l'eau, l'air et la terre dans la province. Pour ce faire, avoir recours à divers outils de réglementation et évaluer la conformité au moyen d'un programme de vérification rigoureux.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

AUTHORIZATIONS AND COMPLIANCE (continued)		AUTORISATIONS ET CONFORMITÉ (suite)
SOURCE AND SURFACE WATER MANAGEMENT	587	GESTION DES EAU DE SOURCE ET DE SURFACE
Manage and protect the Province's drinking water resources, and ensure that activities in close proximity to the Province's waterways are conducted in a sustainable and environmentally responsible manner.		Gérer et protéger les ressources en eau potable de la province et veiller à ce que les activités à proximité des cours d'eau de la province soient menées de manière durable et responsable sur le plan écologique.
TOTAL	6,825	TOTAL

ENVIRONMENTAL SCIENCE AND PROTECTION

SCIENCE ET PROTECTION DE L'ENVIRONNEMENT

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To provide scientific analysis, review, advice and reporting services on matters related to the Province's air and water resources. To ensure that potential environmental impacts are avoided or reduced to acceptable levels for certain planned projects and activities. To provide technical advice, guidance, support and maintain awareness in research and developments in environmental public health issues and initiatives.

Fournir des services d'analyse, d'examen, de conseil et de production de rapports scientifiques sur des sujets relatifs aux ressources en air et en eau de la province. Veiller à ce que les répercussions possibles sur l'environnement soient évitées ou réduites à des niveaux acceptables dans le cas de certaines activités ou de certains projets. Fournir des conseils, des directives et un soutien techniques, et se tenir au courant de la recherche dans le domaine de la santé publique environnementale et de l'évolution des questions et des initiatives s'y rapportant.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ENVIRONMENTAL IMPACT ASSESSMENT	1,567	ÉTUDE D'IMPACT SUR L'ENVIRONNEMENT
Through the Environmental Impact Assessment (EIA) process, identify potential environmental impacts of certain proposed activities and developments so that such impacts can be avoided or reduced to acceptable levels if the projects are permitted to proceed.		Au moyen du processus d'étude d'impact sur l'environnement (EIE), déterminer les répercussions possibles sur l'environnement de certaines activités proposées et de certains projets d'aménagement de manière que ces répercussions puissent être évitées ou réduites à des niveaux acceptables si ces activités ou ces projets sont autorisés.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENVIRONMENTAL SCIENCE AND PROTECTION (continued)

AIR AND WATER SCIENCES — 2,492

Monitor current environmental conditions (air and water), provide baseline information and data, and provide scientific services and hydrologic forecasting to interpret, evaluate, and report on the state of the environment in New Brunswick. Prepare and deliver the results of these activities to assist in informed decision making, primarily as it relates to environmental matters.

HEALTHY ENVIRONMENTS — 487

Develop programs and policies and provide scientific and engineering expertise to interpret, evaluate, and report on Healthy Environments initiatives for the Department. As part of a multi-departmental team, strive to meet regulatory responsibilities through an integrated mix of programs intended to anticipate, prevent and control adverse health effects from exposure to environmental health hazards resulting from the built environment in which we live, work and play.

TOTAL — 4,546

SCIENCE ET PROTECTION DE L'ENVIRONNEMENT (suite)

SCIENCES DE L'AIR ET DE L'EAU

Surveiller les conditions environnementales existantes (air et eau), fournir des renseignements et des données de référence et fournir des services scientifiques et des prévisions hydrologiques afin d'évaluer et d'interpréter l'état de l'environnement au Nouveau-Brunswick et d'en faire rapport. Préparer et présenter les résultats de ces activités afin de faciliter la prise de décisions éclairées, particulièrement en ce qui concerne les questions environnementales.

ENVIRONNEMENTS EN SANTÉ

Élaborer des programmes et des politiques et fournir l'expertise scientifique et technique nécessaire pour évaluer et interpréter les initiatives sur les environnements sains et en faire rapport au Ministère. Au sein d'une équipe multiministérielle, s'efforcer de respecter les responsabilités réglementaires à l'aide de divers programmes intégrés visant à prévoir, prévenir et contrôler les effets nocifs sur la santé d'une exposition aux risques environnementaux touchant la santé que présente le milieu bâti dans lequel nous vivons, travaillons et jouons.

TOTAL

POLICY, CLIMATE CHANGE, FIRST NATIONS AND PUBLIC ENGAGEMENT

PROGRAM OBJECTIVES

Provide support in the areas of policy and planning, coordination of climate change policies and programs, and First Nations and public engagement.

POLITIQUES, CHANGEMENTS CLIMATIQUES ET PARTICIPATION DES PREMIÈRES NATIONS ET DU PUBLIC

OBJECTIFS DU PROGRAMME

Fournir en soutien les domains de politiques et planification, coordination du politiques et du programmes sur le changements climatiques, et engagement de premières Nations et de collectivités.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY, CLIMATE CHANGE, FIRST NATIONS AND PUBLIC ENGAGEMENT (continued)		POLITIQUES, CHANGEMENTS CLIMATIQUES ET PARTICIPATION DES PREMIÈRES NATIONS ET DU PUBLIC (suite)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
POLICY, FIRST NATIONS AND PUBLIC ENGAGEMENT	1,107	POLITIQUES ET PARTICIPATION DES PREMIÈRES NATIONS ET DU PUBLIC
Provide support in the areas of policy and planning and First Nations and public engagement.		Fournir en soutien les domains de politiques et planification et engagement de premières Nations et de collectivités.
CLIMATE CHANGE SECRETARIAT	1,564	SECRÉTARIAT DES CHANGEMENTS CLIMATIQUES
Coordinate New Brunswick’s climate change policies and programs through collaboration with government departments, partners and stakeholders.		Coordonner les politiques et les programmes du Nouveau-Brunswick sur les changements climatiques en collaborant avec les ministères, les partenaires et les intervenants.
TOTAL	2,671	TOTAL

ASSESSMENT AND PLANNING APPEAL BOARD		COMMISSION D’APPEL EN MATIÈRE D'ÉVALUATION ET D’URBANISME
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Conduct planning and property tax assessment appeals, as well as appeals on heritage properties, across the Province and render written decisions.		Donner suite aux appels en matière d'urbanisme et d'évaluation foncière ainsi qu'à ceux concernant les biens patrimoniaux dans l’ensemble de la province et rendre des décisions par écrit.
TOTAL	316	TOTAL
TOTAL - DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT	160,772	TOTAL - MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	160,725	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,000	1,000	Local Service Districts / Districts de services locaux............	1,000
1,000	1,000	TOTAL…………………...…………………………………	1,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
8,430	8,430	Environmental Trust Fund / Fonds en fiducie pour l'environnement………………………………………………	9,500
8,430	8,430	TOTAL………………………………………….…………	9,500

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
4,771	4,771	Office of the Clerk, Chief Operating Officer and Head of the Public Service and Executive Council Secretariat / Bureau du greffier, chef des opérations et chef de la fonction publique et secrétariat du conseil exécutif……………	4,491
6,127	6,097	Corporate Communications / Communications gouvernementales………..……..……..……..……..……..	5,990
346	346	Office of the Lieutenant-Governor / Cabinet du lieutenant-gouverneur…………………………………………	449
3,199	3,169	Women's Equality Branch / Direction de l'égalité des femmes…………………………………………………..	3,134
14,443	14,383	TOTAL - Gross Ordinary / Compte brute ordinaire……………	14,064

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

| OFFICE OF THE CLERK, CHIEF OPERATING OFFICER AND HEAD OF THE PUBLIC SERVICE AND EXECUTIVE COUNCIL SECRETARIAT | BUREAU DU GREFFIER, CHEF DES OPÉRATIONS ET CHEF DE LA FONCTION PUBLIQUE ET SECRÉTARIAT DU CONSEIL EXÉCUTIF |

PROGRAM OBJECTIVES

The Office of the Clerk provides professional non-partisan advice and support on the structure and operations of government. The Clerk also acts as the Chief Operating Officer and Head of the Public Service, ensuring effective and efficient management and that the Public Service is delivering high quality programs and services, based on evidence-based evaluations.

The Executive Council Secretariat provides secretariat and administrative services for Executive Council and the Policy and Priorities Board, and from time to time, Special Committees of Cabinet. It reviews proposals for the development or amendment of government policy and reviews all regulatory and legislative proposals. The Secretariat provides central support on appointment and governance of agencies, boards and commissions. It also supports the Government House Leader in planning, establishing and managing the Government's agenda for the Legislative Assembly; and in overseeing policy issues related to democracy and the Legislature.

The Office of Strategy Management is responsible for developing the principles, methods and tools by which NB Public Service leaders can enhance alignment and execution of strategic priorities, drive improvement results and build a sustainable high performance culture.

OBJECTIFS DU PROGRAMME

Le Bureau du greffier fournit des conseils impartiaux ainsi qu'un soutien professionnel sur la structure et les activités du gouvernement. Le greffier est aussi chef des opérations et chef de la fonction publique, assurant une gestion efficace et efficiente pour faire en sorte que la fonction publique fournisse des programmes et des services de grande qualité, d'après des évaluations fondées sur des données probantes.

Le Secrétariat du Conseil exécutif fournit des services administratifs et de secrétariat au Conseil exécutif et au Conseil des politiques et des priorités et, de temps à autre, aux comités spéciaux du Cabinet. Il examine les propositions portant sur l'élaboration ou la modification des politiques gouvernementales et examine toutes les propositions réglementaires et législatives. Le Secrétariat fournit un soutien central à la nomination et à la gouvernance ayant trait aux organismes, conseils et commissions. Il appuie aussi le leader parlementaire du gouvernement dans la planification, l'établissement et la gestion du programme du gouvernement pour l'Assemblée législative; et dans la surveillance des questions de politique relatives à la démocratie et à l'Assemblée législative.

Le Bureau de la gestion stratégique est responsable de l'élaboration de principes, de méthodes et d'outils qui permettent aux dirigeants des services publics du N.-B. d'améliorer l'harmonisation et l'exécution des priorités stratégiques, de favoriser l'atteinte de résultats en matière d'améliorations et de bâtir une culture à haut rendement durable.

| TOTAL | 4,491 | TOTAL |

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE COMMUNICATIONS	COMMUNICATIONS GOUVERNEMENTALES

PROGRAM OBJECTIVES

Corporate communications works closely with key partners and stakeholders to ensure that communications efforts across government are aligned with government priorities, effectively managed, and responsive to the diverse information needs of the public. The division's key functions include: planning; departmental support; media relations and event management; research, writing and editorial services; and marketing and digital videography and social media services.

The division is also responsible for Corporate Marketing Services. The unit provides a range of marketing support services to more than 30 client departments and agencies.

 It also manages and maintains a list of prequalified communications and marketing vendors and acquires external marketing communications services for departments and agencies when required.

OBJECTIFS DU PROGRAMME

La Division des communications gouvernementales travaille en étroite collaboration avec les partenaires et intervenants clés pour veiller à ce que les communications de l'ensemble du gouvernement cadrent avec les priorités du gouvernement, soient gérées avec efficacité et adaptées aux divers besoins en information du public. Voici les principales fonctions de la Division : la planification; le soutien aux ministères; les relations avec les médias et la gestion des événements; la recherche, la rédaction et les services éditoriaux; et le marketing et les services relatifs à la vidéographie numérique et aux médias sociaux.

La Division est également responsable des Services de marketing gouvernemental. Cette unité fournit une gamme de services de soutien au marketing à plus de 30 ministères et les organismes clients.

Elle tient également une liste de fournisseurs préqualifiés du secteur des communications et du marketing et elle fait appel à des services de communications marketing externes pour les ministères et les organismes selon les besoins.

TOTAL   5,990   TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
EXECUTIVE COUNCIL OFFICE / BUREAU DU CONSEIL EXÉCUTIF
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LIEUTENANT-GOVERNOR		CABINET DU LIEUTENANT-GOUVERNEUR
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To assist the Lieutenant-Governor in her Constitutional, ceremonial and social roles as the Queen's representative in New Brunswick.		Aider la lieutenante-gouverneure à remplir son rôle cérémonial, constitutionnel et social comme représentant de la Reine au Nouveau-Brunswick.
To operate Government House as a Vice-Regal Residence and a National and Provincial Historic Site that is accessible to the community and welcoming to both New Brunswick residents and tourists.		De faire de la Résidence du gouverneur une résidence vice-royale et un lieu historique national et provincial, afin qu'elle soit accessible au public et puisse accueillir les résidents du Nouveau-Brunswick et les touristes.
TOTAL	449	TOTAL

WOMEN'S EQUALITY BRANCH		DIRECTION DE L'ÉGALITÉ DES FEMMES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To promote gender equality and reduce systemic discrimination by providing advice and support to the Minister responsible for Women's Equality as well as to departments of government, and to coordinate the implementation of the government's actions and initiatives in the areas of women's personal and economic security.		De promouvoir l'égalité entre les sexes et de réduire la discrimination systémique en offrant à la ministre responsable de l'égalité des femmes et aux différents ministères des conseils et du soutien et de coordonner la mise en œuvre des actions et des initiatives gouvernementales en matière de la sécurité personnelle et économique des femmes.
TOTAL	3,134	TOTAL
TOTAL - EXECUTIVE COUNCIL OFFICE	14,064	TOTAL - BUREAU DU CONSEIL EXÉCUTIF
TO BE VOTED	14,064	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
914	825	Budget and Financial Management / Budget et gestion financières……………………………………………………………	839
4,061	3,709	Corporate Services / Services généraux…………………………	4,336
1,579	1,517	Fiscal Policy / Politique fiscale…………………………………	1,524
4,541	3,615	Office of the Chief Human Resources Officer / Bureau du dirigeant principal des ressources humaines…………………	4,282
6,670	6,166	Office of the Chief Information Officer / Bureau du chef du service de l'information………………………………………	6,595
3,104	3,154	Office of the Comptroller / Bureau du Contrôleur………………	3,051
5,536	5,111	Revenue Administration / L'administration du revenu…………	5,427
1,663	2,253	Treasury / Trésorerie……………………………………………	1,531
28,068	26,350	TOTAL - Gross Ordinary / Compte brute ordinaire……………	27,585

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUDGET AND FINANCIAL MANAGEMENT	BUDGET ET GESTION FINANCIÈRES

PROGRAM OBJECTIVES

Provision of secretariat services to Treasury Board and liaison between the board and all government departments and agencies. Coordination and development of the annual budget and multi-year expenditures to promote the effective and efficient use of financial resources. Provision of analysis, advice and expenditure management options for consideration by government.

OBJECTIFS DU PROGRAMME

Offrir des services de secrétariat au Conseil du Trésor assurer la liaison entre le conseil et tous les ministères et organismes gouvernementaux. Coordonner et élaborer le budget annuel et le plan de dépenses pluriannuel. Surveiller les dépenses pour favoriser une utilisation efficace et efficiente des ressources financières. Soumettre au gouvernement analyses, conseils et options de gestion des dépenses aux fins d'examen.

TOTAL   839   TOTAL

CORPORATE SERVICES	SERVICES GÉNÉRAUX

PROGRAM OBJECTIVES

The Corporate Services Division is made up of multi-faceted teams that provide strategic support both within the department, as well as to several internal and external departments and agencies. Areas of responsibility include: policy planning and development; financial services; agency relations, analysis and advice; performance excellence; innovation and design services; ASD advisory services; employee experience and internal communications; records management; among other corporate support areas.

OBJECTIFS DU PROGRAMME

La Division des services généraux regroupe les équipes diversifiées qui fournissent un soutien stratégique au sein du Ministère ainsi qu'à plusieurs ministères et organismes internes et externes. Les domaines de responsabilité comprennent, entre autres, la planification et l'élaboration des politiques, les services financiers; les relations avec les organismes, l'analyse et les conseils; l'excellence du rendement; les services d'innovation et de conception, les services consultatifs de la DMPS, l'expérience des employé(e)s et les communications internes, la gestion des documents et d'autres secteurs de soutien généraux.

TOTAL   4,336   TOTAL

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

FISCAL POLICY	POLITIQUE FISCALE

PROGRAM OBJECTIVES

Provision of advice, analysis and information to the Minister of Finance and Treasury Board, and the Government on taxation and fiscal policy, Federal-Provincial fiscal relations, and the economy.

OBJECTIFS DU PROGRAMME

Offrir des conseils, d'analyses et des renseignements au ministre des Finances et du Conseil du Trésor, et au gouvernement en matière d'impôt, de politique fiscale, de relations financières fédérales-provinciales et d'économie.

TOTAL	1,524	TOTAL	

OFFICE OF THE CHIEF HUMAN RESOURCES OFFICER	BUREAU DU DIRIGEANT PRINCIPAL DES RESSOURCES HUMAINES

PROGRAM OBJECTIVES

Provide the strategic direction and the policy, program, operational and accountability framework for the recruitment, compensation, retention, development, safety, health and management of GNB's human resources; provide advice and support to Treasury Board as a committee of Cabinet and as the employer for Parts I, II and III of the Public Service and in relation to the *Civil Service Act* ; lead collective bargaining in Parts I, II and III of the Public Service; lead the development of longer-term GNB-wide human resources strategies; and work closely with Deputy Heads in departments.

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique et le cadre de politique, de programmes, de fonctionnement et de responsabilisation relatifs au recrutement, à la rémunération, à la fidélisation, au perfectionnement, à la sécurité, à la santé et à la gestion des ressources humaines (RH) du gouvernement du Nouveau-Brunswick (GNB); fournir des conseils et un soutien au Conseil du Trésor en tant que comité du Cabinet et à titre d'employeur pour les parties I, II et III des services publics et par rapport à la *Loi sur la Fonction publique* ; mener les négociations collectives pour les parties I, II et III des services publics; diriger l'élaboration d'une stratégie à long terme des RH dans l'ensemble du GNB; et travailler étroitement avec les administrateurs généraux des ministères.

Expenditures	5,782	Dépenses	5 782
Recovery from benefit plans	(500)	Recouvrement des régimes de prestations	(500)
Recovery from training programs	(1,000)	Recouvrement des programmes de formation	(1 000)
TOTAL	4,282	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHIEF INFORMATION OFFICER

BUREAU DU CHEF DU SERVICE DE L'INFORMATION

PROGRAM OBJECTIVES

Responsible for Government-wide strategic leadership, planning and oversight of the management of information, technology, security, and digital innovation to enable the business of Government.

As part of the OCIO the Provincial Archives has the dual responsibility of oversight of the information management of government records and access to records bearing on the Province's history.

OBJECTIFS DU PROGRAMME

Le Bureau du chef de l'information (BCI) est chargé d'exercer un leadership stratégique dans l'ensemble du gouvernement et de planifier et de surveiller la gestion de l'information, des technologies, de la sécurité et de l'innovation numérique de manière à gouverner intelligemment.

Faisant partie du BCI, les Archives provinciales ont une double responsabilité : surveiller la gestion de l'information ayant trait aux documents du gouvernement et acquérir les documents portant sur l'histoire de la province et en permettre la consultation.

TOTAL 6,595   TOTAL

OFFICE OF THE COMPTROLLER

BUREAU DU CONTRÔLEUR

PROGRAM OBJECTIVES

Provide professional services to improve the economy, efficiency, effectiveness and accountability of Government programs and operations. To provide leadership in accounting, internal audit and enterprise risk management services to Government; prepare the annual Public Accounts of the Province, and operate and support the corporate financial systems.

OBJECTIFS DU PROGRAMME

Fournir des services professionnels pour améliorer l'économie, l'efficience, l'efficacité et la reddition de comptes quant aux programmes et activités du gouvernement. Assurer le leadership dans les services de comptabilité, de vérification interne et de gestion des risques d'entreprise au gouvernement; dresser les comptes publics annuels du gouvernement provincial, et voir au fonctionnement et au soutien des systèmes financiers gouvernementaux.

TOTAL 3,051   TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE ADMINISTRATION / L'ADMINISTRATION DU REVENU

PROGRAM OBJECTIVES

Provision of fair, effective and efficient administration of tax and regulatory programs. Research, analyze and provide interpretations and advice on tax application issues. Develop options for legislative amendments on tax administration. Provide audit, assurance and refund verification functions, as well as education, inspection, and information regarding program services. Provision of the effective delivery of assigned revenue and taxation programs associated with real property and consumption taxes.

OBJECTIFS DU PROGRAMME

Assurer une administration équitable, efficace et efficiente des programmes d'impôt et de réglementation. Fournir des services de recherche, d'analyse et d'interprétation, et dispenser des conseils relativement aux questions d'application de l'impôt. Élaborer des options aux modifications législatives liées à l'administration fiscale. Remplir des fonctions de vérification, d'assurance et de contrôle des remboursements en plus d'assurer la formation, l'inspection et l'information concernant les services liés aux programmes. Veiller à la prestation efficace des programmes ayant trait aux recettes et à l'imposition pour ce qui est de l'impôt foncier et des taxes à la consommation.

TOTAL	5,427	TOTAL

TREASURY / TRÉSORERIE

PROGRAM OBJECTIVES

Manages and administers the cash resources, borrowing programs and all investment and debt management activities of government; arranges the financing for the borrowing requirements of Crown agencies, municipalities and hospitals; manages an investor relations program; holds and manages the provincial sinking fund, and certain pension and special purpose trust funds; provides government with advice on financial policy and on the financing of various initiatives.

OBJECTIFS DU PROGRAMME

Assurer la gestion et l'administration de la trésorerie, des programmes d'emprunt et de toutes les activités du gouvernement relatives à la gestion des placements et de la dette; prendre les arrangements de financement pour les besoins d'emprunt des sociétés de la Couronne, des municipalités et des hôpitaux; gérer un programme de relations avec les investisseurs; détenir et gérer le Fonds d'amortissement provincial, et certains fonds de pension en fiducie et fonds de fiducie à but spécial; et fournir des conseils au governement sur la politique financière et le financement de diverses initiatives.

TOTAL	1,531	TOTAL
TOTAL - DEPARTMENT OF FINANCE AND TREASURY BOARD	27,585	TOTAL - MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	27,538	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD /
MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives…………………………………………………………………	10
1,100	700	Cannabis Education and Awareness Fund / Fonds d'education et de sensibilisation en matière de cannabis…………	1,400
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc……………………………………………...……….	56
1,166	766	TOTAL…………………………………………………………………	1,466

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
3,778	3,748	Aboriginal Affairs / Affaires autochtones………………………	4,948
350	425	Commissions Paid to Collectors of Pari-Mutuel Taxes / Commissions versées aux percepteurs de la taxe sur le pari mutuel………………………………………………………	455
7,102	7,102	Enterprise Resource Planning (ERP) / Planification des ressources organisationnelles (PRO)…………………………	18,327
688	668	Equal Employment Opportunity Program / Programme d'égalité d'accès à l'emploi………………………………………	688
7,935	7,935	Intergovernmental Affairs / Affaires intergouvernementales…..	8,160
0	0	Investment in Climate Change Initiatives / Investissement dans les initiatives ayant trait aux changements climatiques…….	36,000
147,970	145,070	Legislated Pension Plans, Benefit Accruals, Subsidies, and Supplementary Allowances / Régimes de retraite prévus par la loi, accumulation de prestations, subventions et allocations supplémentaires………………………………………	141,473
0	0	Natural Gas Distribution Program / Programme de distribution de gaz naturel………………………………………..	9,000
334,359	329,982	Pension and Employee Benefits Plans / Régimes de retraite et d'avantages sociaux………………………………...………………	344,802
12,200	13,200	Provision for Losses / Provision pour pertes……………………	14,200
61,000	62,000	Revenue Sharing Agreements with First Nations / Accords de partage des recettes avec les Premières Nations………………	53,600
171,402	171,402	Service New Brunswick / Service Nouveau-Brunswick……….	174,103
115,765	111,553	Supplementary Funding Provision / Provision pour fonds supplémentaires………………………………………………………	174,920
862,549	853,085	TOTAL - Gross Ordinary / Compte brute ordinaire……………	980,676

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ABORIGINAL AFFAIRS		AFFAIRES AUTOCHTONES

PROGRAM OBJECTIVES

The Department of Aboriginal Affairs implements a coordinated governmental approach on matters related to Aboriginal people; represents the interests of the Province in multilateral initiatives and negotiations; supports consultation with Aboriginal people; and provides research, analysis and policy advice to government on Aboriginal matters.

OBJECTIFS DU PROGRAMME

Le ministère des affaires autochtones adopte une approche gouvernementale coordonnée pour les questions concernant les Autochtones; représente les intérêts de la province dans le cadre d'initiatives et de négociations multilatérales; appuie les consultations auprès des Autochtones; effectue des recherches et des analyses ainsi que fournit des conseils stratégiques au gouvernement quant aux questions autochtones.

TOTAL	4,948	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	4,901	À VOTER

COMMISSIONS PAID TO COLLECTORS OF PARI-MUTUEL TAXES		COMMISSIONS VERSÉES AUX PERCEPTEURS DE LA TAXE SUR LE PARI MUTUEL

PROGRAM OBJECTIVES

To encourage the collection and remittance of pari-mutuel taxes and provide support to provincial racetracks and the horse racing industry.

OBJECTIFS DU PROGRAMME

Vise à encourager la perception et la remise de la taxe sur le pari mutuel et à fournir un soutien aux hippodromes de la province et à l'industrie des courses de chevaux.

TOTAL	455	TOTAL
TO BE VOTED	455	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENTERPRISE RESOURCE PLANNING (ERP)		PLANIFICATION DES RESSOURCES ORGANISATIONNELLES (PRO)

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

To provide for the oversight, business transformation and implementation of an ERP solution which supports Human Resource Management, Financial Management and Procurement/Supply Chain business functions.

Prévoir la surveillance, la transformation organisationnelle et la mise en œuvre d'une solution de PRO qui appuie les fonctions administratives de la gestion des ressources humaines, de la gestion financière ainsi que de l'achat/de la chaîne d'approvisionnement.

TOTAL	18,327	TOTAL
TO BE VOTED	18,327	À VOTER

EQUAL EMPLOYMENT OPPORTUNITY PROGRAM		PROGRAMME D'ÉGALITÉ D'ACCÉS À L'EMPLOI

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

To provide access to employment and promotional opportunities within the provincial public service to Aboriginals, persons with disabilities and members of a visible minority group.

Faire en sorte que les Autochtones, les personnes handicapées et des membres des minorités visibles aient accès à des possibilités d'emploi et d'avancement dans les services publics de la province.

TOTAL	688	TOTAL
TO BE VOTED	688	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INTERGOVERNMENTAL AFFAIRS		AFFAIRES INTERGOUVERNEMENTALES

PROGRAM OBJECTIVES

To ensure a strategic and corporate approach to promoting and protecting New Brunswick's interests in its relationships with other governments by coordinating New Brunswick's participation in regional, national and international organizations and by working with and providing advice and support to government departments in their relations with other governments. To enhance positive interprovincial and community relations as they relate to Canadian Francophonie, to coordinate government action on official languages and to negotiate and implement federal-provincial agreements relative to official languages to contribute to the province's social and economic priorities. To maximize New Brunswick's benefits from membership in the International Organization of the Francophonie (OIF) and to assure Protocol services. To ensure the Province's trade and interests are protected, and position the Province to maximize the benefits of international and internal trade agreements.

OBJECTIFS DU PROGRAMME

Assurer une approche stratégique et globale pour promouvoir et protéger les intérêts du Nouveau-Brunswick dans ses relations avec d'autres gouvernements en coordonnant la participation du Nouveau-Brunswick dans les regroupements régionaux, nationaux et internationaux clés et en offrant la collaboration et l'avis aux ministères provinciaux sur leurs relations avec les autres gouvernements. Promouvoir des relations interprovinciales et communautaires positives en matière de Francophonie canadienne, coordonner l'action du gouvernement en matière de langues officielles et négocier et mettre en œuvre des ententes fédérales-provinciales relatives aux langues officielles à l'appui des priorités économiques et sociale de la province. Maximiser les avantages pour le Nouveau-Brunswick d'être membre de l'Organisation internationale de la francophonie (OIF) et assurer les services protocolaires. Assurer la protection des intérêts commerciaux de la province et positionner la province dans le but de maximiser les retombées des accords sur le commerce international et intérieur.

TOTAL	8,160	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	8,113	À VOTER

INVESTMENT IN CLIMATE CHANGE INITIATIVES		INVESTISSEMENT DANS LES INITIATIVES AYANT TRAIT AUX CHANGEMENTS CLIMATIQUES

PROGRAM OBJECTIVES

To administer provincial funding programs targeted at climate change initiatives resulting from a made-in-New-Brunswick Carbon Tax.

OBJECTIFS DU PROGRAMME

Administrer les programmes de financement provinciaux ciblant les initiatives ayant trait aux changements climatiques découlant de la taxe carbone adaptée aux réalités du Nouveau-Brunswick.

TOTAL	36,000	TOTAL
TO BE VOTED	36,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LEGISLATED PENSION PLANS, BENEFIT ACCRUALS, SUBSIDIES, AND SUPPLEMENTARY ALLOWANCES		RÉGIMES DE RETRAITE PRÉVUS PAR LA LOI, ACCUMULATION DE PRESTATIONS, SUBVENTIONS ET ALLOCATIONS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide for the cost of legislated pension plans, benefit accruals, subsidies and supplementary allowances.

OBJECTIFS DU PROGRAMME

Couvrir le coût des régimes de retraite prévus par la loi, de l'accumulation des prestations, des subventions et des allocations supplémentaires.

PROGRAM COMPONENTS

Legislated Pension Plans:

ÉLÉMENTS DU PROGRAMME

Régimes de pension prévus par la loi:

Ombud's Pension	173	Pension de l'ombud
Judges' Superannuation Plan	6,000	Régime de pension de retraite des juges
Members' Plans	2,200	Régimes des députés
Benefit Accruals, Subsidies, and Supplementary Allowances	133,100	Accumulation de prestations, subventions et allocations supplémentaires.
TOTAL	141,473	TOTAL
Less amounts authorized by law	173	Moins crédits autorisés par la loi
TO BE VOTED	141,300	À VOTER

NATURAL GAS DISTRIBUTION PROGRAM		PROGRAMME DE DISTRIBUTION DE GAZ NATUREL

PROGRAM OBJECTIVES

To provide a funding mechanism to ensure competitiveness of the natural gas distribution system relative to other home heating fuels resulting from implementing a carbon price in New Brunswick.

OBJECTIFS DU PROGRAMME

Prévoir un mécanisme de financement pour assurer la compétitivité du réseau de distribution de gaz naturel par rapport aux autres sortes de mazout domestique découlant de la mise en œuvre d'une tarification sur le carbone au Nouveau-Brunswick.

TOTAL	9,000	TOTAL
TO BE VOTED	9,000	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PENSION AND EMPLOYEE BENEFITS PLANS		RÉGIMES DE RETRAITE ET D'AVANTAGES SOCIAUX
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide for the employer's cost and/or contributions towards certain pension and employee benefit plans.		Fournir le coût et/ou la quote-part de l'employeur à certains régimes de retraite et d'avantages sociaux des employés.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
Canada Pension Plan	34,885	Régime de pensions du Canada
Group Insurance Plans	1,157	Régimes d'assurance collective
Employee and Family Assistance Program	651	Programme d'aide aux employés et leur famille
Shared Risk Plan for CUPE Employees of New Brunswick Hospitals	38,693	Régime à risques partagés des employés membres du SCFP des hôpitaux du Nouveau-Brunswick
Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals	48,388	Régime à risques partagés de certains employés syndiqués des hôpitaux du Nouveau-Brunswick
Public Service Shared Risk Plan	109,998	Régime à risques partagés dans les services publics
New Brunswick Teachers' Pension Plan	79,070	Régime de pension des enseignants du Nouveau-Brunswick
Part-time and Seasonal Pension Plan	2,340	Régime de pension des employé à temps partiel et saisonniers
Non-teaching School Districts Pension Plans	29,618	Régimes de retraite du personnel non enseignant des districts scolaires
Statutory Annuities	2	Rentes statutaires
TOTAL	344,802	TOTAL
Less amounts authorized by law	2	Moins crédits autorisés par la loi
TO BE VOTED	344,800	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PROVISION FOR LOSSES		PROVISION POUR PERTES

PROGRAM OBJECTIVES

To provide for the possible non-collection of amounts due to the Province, potential claims against the Province and other unforeseen losses.

OBJECTIFS DU PROGRAMME

Prévoir le non-recouvrement possible de montants dus à la province, les réclamations contre la province et d'autres pertes imprévisibles.

PROGRAM COMPONENTS		ÉLÉMENTS DU PROGRAMME
Department of Agriculture, Aquaculture and Fisheries	3,000	Ministère de l'Agriculture, de l'Aquaculture, et des Pêches
Department of Finance and Treasury Board	6,000	Ministère des Finances et du Conseil du Trésor
Department of Justice and Office of the Attorney General	300	Ministère de la Justice et Cabinet du procureur général
Department of Natural Resources and Energy Development	300	Ministère des Ressources naturelles et du Développement de l'énergie
Department of Public Safety	300	Ministère de la Sécurité publique
Department of Social Development	4,000	Ministère du Développement social
Department of Transportation and Infrastructure	300	Ministère des Transports et de l'Infrastructure
TOTAL	14,200	TOTAL
TO BE VOTED	14,200	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

REVENUE SHARING AGREEMENTS WITH FIRST NATIONS		ACCORDS DE PARTAGE DES RECETTES AVEC LES PREMIÈRES NATIONS

PROGRAM OBJECTIVES

To encourage the collection of tax related to on-reserve sales to non-natives, to encourage compliance with provincial gaming policy and to foster economic and community development to reserves.

OBJECTIFS DU PROGRAMME

D'encourager la perception de l'impôt dans les reserves portant sur les ventes auprès de la population non autochtone, de favoriser le respect de la politique de jeu du Nouveau-Brunswick et de stimuler le développement communautaire dans les réserves.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

TAX REVENUE SHARING AGREEMENTS	39,100	ACCORDS DE PARTAGE DES RECETTES ISSUES DE L'IMPÔT

To encourage the collection of tax related to on-reserve sales to non-natives and to foster economic and community development on reserves, the Province shares with First Nations with agreements the provincial HST, tobacco and gasoline and motive fuel tax revenues collected and remitted from on-reserve sales to non-native purchasers.

En vue d'encourager la perception de l'impôt dans les réserves portant sur les ventes auprès de la population non autochtones et d'y favoriser un développement économique et communautaire, le gouvernement provincial partage, avec les Premières Nations avec lesquelles un accord a été établi, les recettes de la portion provinciale de la TVH et de la taxe sur le tabac et sur l'essence et les carburants qui ont été perçues et remises sur les ventes dans les réserves aux acheteurs non autochtones.

GAMING REVENUE SHARING AGREEMENTS	14,500	ACCORDS DE PARTAGE DES RECETTES ISSUES DES JEUX DE HASARD

To encourage compliance with provincial gaming policy and to foster economic and community development, the Province shares gaming revenue with First Nations with agreements, as provided in section 24 of the *Gaming Control Act.*

Afin de favoriser le respect de la politique de jeu du Nouveau-Brunswick et de stimuler le développement économique et communautaire, le gouvernement partage les recettes tirées des jeux de hasard avec les Premières nations par des accords, conformément à ce que prévoit l'article 24 de *la Loi sur la Réglementation des jeux.*

TOTAL	53,600	TOTAL
TO BE VOTED	53,600	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE NEW BRUNSWICK / SERVICE NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

To provide centralized services in the area of Information Technology, Procurement, Supply Chain, Laundry and Clinic Engineering to the Health Sector. Centralized services to Government departments and agencies in the areas of Information Technology, Procurement, Property Assessment, Accounts Payable, Collections, Payroll and Benefits Administration, Translation and Print Services. And to provide convenient access for the public to government and municipal services, such as registrations, permits and licenses, payment of various taxes and fees, and Residential Tenancies Tribunal through physical and electronic service channels.

OBJECTIFS DU PROGRAMME

Offrir des services centralisés dans les domaines des technologie de l'information, des achats, de la chaîne d'approvisionnement, des services de buanderie et de l'ingénierie clinique au secteur de la santé; des services centralisés aux ministères et aux organismes gouvernementaux dans les domaines de la technologie de l'information, des achats, de l'évaluation foncière, des comptes créditeurs, du recouvrement, de l'administration de la paie et des avantages sociaux, de la traduction et des services d'impression; et assurer au public un accès pratique aux services gouvernementaux et municipaux comme les immatriculations, les permis et les licences, le paiement de divers impôts et droits, le Tribunal sur la location de locaux d'habitation, grâce à des services physiques et électroniques.

TOTAL	174,103	TOTAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	174,056	À VOTER

SUPPLEMENTARY FUNDING PROVISION / PROVISION POUR FONDS SUPPLÉMENTAIRES

PROGRAM OBJECTIVES

To provide supplementary funding to other programs in government for the cost associated with the settlement of collective bargaining agreements and other expenditures resulting from unanticipated events that may occur during the year.

OBJECTIFS DU PROGRAMME

Fournir des fonds supplémentaires à d'autres programmes gouvernementaux afin de couvrir les coûts associés à la conclusion de conventions collectives ainsi que d'autres dépenses découlant d'événements inattendus au cours de l'exercice.

TOTAL	174,920	TOTAL
TO BE VOTED	174,920	À VOTER
TOTAL - GENERAL GOVERNMENT	980,676	TOTAL - GOUVERNEMENT GÉNÉRAL

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
166,135	163,512	Corporate and Other Health Services / Services ministériels et autres services de santé………………………………………	173,273
671,880	686,024	Medicare / Assurance-maladie…………………………………	699,624
205,379	215,379	Drug Programs / Régimes d'assurance-médicaments………….	227,855
1,762,281	1,765,503	Part III Health Services / Services de santé de la partie III………………………………………………………	1,814,251
2,805,675	2,830,418	TOTAL - Gross Ordinary / Compte brute ordinaire……………	2,915,003

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ

PROGRAM OBJECTIVES

To plan, fund and monitor the delivery of
health services to New Brunswickers through:
- the administration of all departmental programs;
- the delivery of provincial services;
- the administration of federal-provincial relations
and interprovincial health agreements; and
- the development and administration of
recruitment and retention programs for
health human resources.

OBJECTIFS DU PROGRAMME

Planifier, financer et surveiller la prestation des
services de soins de santé à la population du
Nouveau-Brunswick:
- la gestion de tous les programmes ministériels;
- la prestation de services provinciaux;
- la gestion des relations fédérales-provinciales
et des ententes interprovinciales sur la santé;
- l'élaboration et l'administration de programmes
de recrutement et de maintien des effectifs en
matière de santé.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION AND FINANCIAL SERVICES	7,956	ADMINISTRATION ET SERVICES FINANCIERS

Administrative support and advisory services
in matters relating to accounting, budgeting,
financial controls, communications, personnel
and staff accommodations.

Services consultatifs et de soutien administratif
dans les domaines suivants: comptabilité, budget,
contrôles financiers, communications, dotation en
personnel et locaux et meubles pour le personnel.

INNOVATION AND eHEALTH	12,452	INNOVATION ET CYBERSANTÉ

The branch oversees the overall alignment of
information and communication technology
implementation with the strategic directions of
the health care system. This includes the
development and implementation of One Patient,
One Record and its ongoing operations, as well as
all other information systems within the
department.

a direction voit à l'harmonisation de la mise en
oeuvre des technologies de communication et
d'information avec les orientations stratégiques du
système de soins de santé. Cela comprend le
développement et la mise en oeuvre d'Un patient, un
dossier, et de ses operations continues, ainsi que de
tous les autres systems d'information au sein du
ministère.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
PLANNING AND HEALTH HUMAN RESOURCES	6,844	PLANIFICATION ET RESSOURCES HUMAINES EN SANTÉ
Strategic planning and evaluation of provincial health services and programs. Administrative support and advisory services in the areas of legislative development, federal-provincial relations and health human resources.		Planification stratégique et évaluation des politiques et programmes provinciaux relatifs à la santé. Soutien administratif et services consultatifs pour l'élaboration de mesures législatives, les relations fédérales-provinciales et les ressources humaines en santé.
MEDICAL EDUCATION PROGRAM SERVICES	14,422	SERVICES DES PROGRAMMES DE FORMATION MÉDICALE
Responsible for management of the delivery of medical education for the province.		Gérer la prestation des programmes de formation médicale pour la province.
OUT OF PROVINCE HOSPITAL PAYMENTS	76,336	RÈGLEMENT DES SERVICES HOSPITALIERS HORS-PROVINCE
Payment on behalf of New Brunswick residents for hospital services received outside the province.		Payer les services hospitaliers obtenus en dehors de la province par des résidents de la province.
PUBLIC HEALTH PROGRAM SERVICES	19,225	SERVICES DES PROGRAMMES DE SANTÉ PUBLIQUE
Responsible for policy development, planning and program support of public health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé publique dans la province.
HEALTH SERVICES LIABILITY PROTECTION PLAN	1,500	PLAN DE PROTECTION DE LA RESPONSABILITÉ - SERVICES DE SANTÉ
Provision of funding for health services liability cases and for claims administration.		Fournir des fonds pour les cas de responsabilité civile liés aux services de santé et l'administration des demandes d'indemnité.
ACUTE CARE	2,509	SOINS AIGUS
To provide policy direction, planning, resource allocation and program support for hospital services delivered in the province.		Orientation des politiques, planification, affectation des resources et soutien aux programmes des services hospitaliers de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER HEALTH SERVICES (continued)		SERVICES MINISTÉRIELS ET AUTRES SERVICES DE SANTÉ (suite)
NEW BRUNSWICK CANCER NETWORK	5,301	RÉSEAU DE CANCER DU NOUVEAU-BRUNSWICK
The network unifies, manages and coordinates a broad based system for cancer control in the province. It is designed to reduce the incidence of cancer and improve the quality of life of New Brunswick residents living with cancer.		Il unifit, gère et coordonne les services de divers organismes de lutte contre le cancer dans la province. Il vise à réduire le nombre de cancers et à améliorer la qualité de vie des cancéreux au Nouveau-Brunswick.
HEALTH EMERGENCY MANAGEMENT SERVICES	2,019	SERVICES DE GESTION DES INTERVENTIONS D'URGENCE EN SANTÉ
Oversight of the Province's Ambulance Services Program including planning, contract management, medical oversight, development and monitoring of standards and inspection of assets. Management of the Health Emergency Management Program.		Surveillance du programme des services d'ambulance de la province, y compris la planification, la gestion des contracts, la surveillance médicale, l'élaboration et la vérification du respect des normes ainsi que l'inspection des biens. Administration du programme de gestion des interventions d'urgence en matière de santé.
ADDICTION PROGRAM SERVICES	4,972	SERVICES DU PROGRAMME DE TRAITEMENT DES DÉPENDANCES
Responsible for policy development, planning and program support of addiction services delivered in the province.		Chargé de l'élaboration des politiques, de la planification et du soutien aux programmes des services de traitement des dépendances dans la province.
MENTAL HEALTH PROGRAM SERVICES	10,614	SERVICES DES PROGRAMMES DE SANTÉ MENTALE
Responsible for policy development, planning and program support of mental health services delivered in the province.		Élaboration de politiques, planification et soutien aux programmes pour les services de santé mentale de la province.
COMMUNITY HEALTH PROGRAM SERVICES	9,123	SERVICES DES PROGRAMMES DE SANTÉ COMMUNAUTAIRES
Responsible for policy development, planning and program support of community health services delivered in the province.		Responsable de l'élaboration de politiques, de la planification et du soutien des programmes des services de santé communautaires offerts.
TOTAL	173,273	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEDICARE		ASSURANCE-MALADIE

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Ensuring entitled health services provided by physicians are accessible to the population at a reasonable cost to the Province. Funding of medical care for New Brunswick residents.

Assurer que les services de santé fournis par les médecins sont accessibles aux résidents admissibles, et ce, à un coût raisonnable pour le gouvernement. Financer les soins médicaux offerts à la population du Nouveau-Brunswick.

TOTAL	699,624	TOTAL

DRUG PROGRAMS		RÉGIMES D'ASSURANCE-MÉDICAMENTS

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Funding of drug plans which provides for the payment of approved drugs.

Financement de régimes d'assurance-médicaments assurant le paiement de médicaments approuvés.

PROGRAM COMPONENTS | | **ÉLÉMENTS DU PROGRAMME**

NEW BRUNSWICK PRESCRIPTION DRUG PROGRAM — 185,147 — PLAN DE MÉDICAMENTS SUR ORDONNANCE DU NOUVEAU-BRUNSWICK

Funding of a drug plan which provides for the payment of approved drugs for senior citizens, nursing home residents, children-in-care, residents with specified medical conditions and, individuals identified by the Department of Social Development.

Financement d'un plan de médicaments sur ordonnance servant à payer certains médicaments approuvés pour les personnes âgées, les résidents des foyers de soins, les enfants pris en charge, les patients ayant des besoins précis et les personnes désignées par le ministère du Développement social.

NEW BRUNSWICK DRUG PLAN — 42,708 — RÉGIME MÉDICAMENTS DU NOUVEAU-BRUNSWICK

Insurance plan to provide coverage to all uninsured residents of New Brunswick to ensure affordable access to prescription drugs.

Régime d'assurance-médicaments garantissant à tous les résidents non assurés du Nouveau-Brunswick un accès abordable aux médicaments sur ordonnance.

TOTAL	227,855	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES		SERVICES DE SANTÉ DE LA PARTIE III

PROGRAM OBJECTIVES

Regional Health Authorities and EM/ANB are Part III organizations responsible for the planning, management and delivery of health services to New Brunswickers.

OBJECTIFS DU PROGRAMME

Les régies régionales de la santé et EM/ANB sont des organismes de la Partie III chargés de la planification, gestion et livraison des services de soins de santé à la population du Nouveau-Brunswick.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

MEDICAL EDUCATION	17,579	FORMATION MÉDICALE

Responsible for the delivery of training through Regional Health Authorities for post graduate medical residents.

Gérer la prestation des programmes de formation par l'entremise des régies régionales de la santé pour les médecins résidents inscrits à des programmes d'études supérieures.

PUBLIC HEALTH SERVICES	25,933	SERVICES DE SANTÉ PUBLIQUE

Responsible for the delivery of community based public health programs and services in the areas of communicable disease prevention, management and control, and the promotion of healthy lifestyles/healthy families.

Assurer la prestation des programmes et services communautaires de santé publique dans les domaines de la prévention, de la gestion et du contrôle des maladies transmissibles ainsi que faire la promotion d'un mode de vie sain et de familles en santé.

HEALTH SERVICES	1,401,270	SERVICES DE SANTÉ

Funding for the delivery of hospital services within the province through Regional Health Authorities. Funding also included for the operations of the New Brunswick Health Council.

Financer la prestation des services hospitaliers dans la province par l'entremise des régies régionales de la santé. Des fonds sont aussi alloués pour les activités du Conseil du Nouveau-Brunswick en matière de santé.

ADDICTION SERVICES	24,754	SERVICES DE TRAITEMENT DES DÉPENDANCES

Responsible for the delivery of addiction services in the province, with a focus on prevention, treatment and rehabilitation services.

Assurer les services de traitement des dépendances dans la province, en mettant l'accent sur la prévention, le traitement et la réadaptation.

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

PART III HEALTH SERVICES (continued)		SERVICES DE SANTÉ DE LA PARTIE III (suite)
MENTAL HEALTH SERVICES	120,796	SERVICES DE SANTÉ MENTALE

Responsible for the delivery of mental health services in the province through prevention-promotion, treatment, rehabilitation and maintenance programs. Mental health services are provided through Community Mental Health Centres, Psychiatric Hospitals and Regional Hospital Psychiatric Units within the Regional Health Authorities.

Assurer la prestation des services de santé mentale dans la province grâce à des programmes de prévention ou de promotion, de traitement, de réadaptation et de maintien. Les services de santé mentale sont fournis par l'entremise des Centres communautaires de santé mentale, d'hôpitaux psychiatriques et d'unités psychiatriques d'hôpitaux régionaux à l'intérieur du territoire des régies régionales de la santé.

| COMMUNITY HEALTH SERVICES | 19,308 | SERVICES DE SANTÉ COMMUNAUTAIRES |

Responsible for the delivery of community health services through the Regional Health Authorities.

Responsable de la prestation des services de santé communautaires effectuée par l'entremise des régies régionales de la santé.

| EM/ANB | 204,611 | EM/ANB |

Responsible for the management and delivery of extra-mural and ambulance services programs within the province.

Assurer la gestion et la prestation des services de santé extra-muraux et des services d'ambulance de la province.

TOTAL	1,814,251	TOTAL
TOTAL - DEPARTMENT OF HEALTH	2,915,003	TOTAL - MINISTÈRE DE LA SANTÉ
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	2,914,956	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
23,000	23,000	Public Hospitals - Capital Equipment / Hôpitaux publics - Biens d'équipement……………………………………………	24,000
23,000	23,000	TOTAL…………………………………………………	24,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,500	2,750	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé………………..	1,500
1,500	2,750	TOTAL……………………………………………………	1,500

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,301	1,301	Administration / Administration…………………………………	1,143
20,452	20,452	Attorney General / Procureur général……………………………	20,302
25,432	25,432	Justice Services / Services à la justice…………………………	25,859
8,552	8,952	Legal Aid / Aide juridique………………………………………	10,358
55,737	56,137	TOTAL - Gross Ordinary / Compte brute ordinaire……………	57,662

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide policy direction, management support and planning services necessary for the Department to achieve all its objectives.

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique, le soutien administratif et les services de planification nécessaires à l'atteinte de tous les objectifs du Ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION	618	ADMINISTRATION

Administration provides executive management and policy direction to the Department.

L'administration fournit des services de haute direction et d'orientation stratégique au Ministère.

POLICY AND PLANNING	525	POLITIQUES ET PLANIFICATION

Provides management with professional support of the policy and legislative framework, including development of policy and legislative proposals, Federal-Provincial issues, as well as program planning, analysis and evaluation.

Fournit à la direction un soutien professionnel du cadre stratégique et législatif, notamment en élaborant des propositions stratégiques et législatives, en abordant les dossiers fédéraux-provinciaux, ainsi qu'en effectuant la planification, l'analyse et l'évaluation des programmes.

TOTAL	1,143	TOTAL

ATTORNEY GENERAL		PROCUREUR GÉNÉRAL

PROGRAM OBJECTIVES

To promote the impartial administration of justice to enable the Attorney General to discharge his or her constitutional responsibilities regarding the enforcement of the criminal law, the provision of legal advice and the representation of the Crown in all civil and constitutional matters, as well as the drafting of legislation and regulations.

OBJECTIFS DU PROGRAMME

Appuie l'administration impartiale de la justice afin de permettre au procureur général de s'acquitter de ses responsabilités constitutionnelles en matière d'application du droit criminel, de fourniture d'avis juridiques et de représentation de la Couronne dans toutes les affaires civiles et constitutionnelles, ainsi que de rédaction des lois et des règlements.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ATTORNEY GENERAL (continued)		PROCUREUR GÉNÉRAL (suite)
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**

LEGAL SERVICES | 4,874 | SERVICES JURIDIQUES

The Legal Services Branch provides professional legal services to government departments and agencies in the areas of employment and administrative law, corporate, commercial and property law, litigation and other adversarial proceedings before adjudicative bodies, including courts, boards and tribunals, constitutional law and legal opinions on issues and matters related to the ongoing operations of government.

La Direction des services juridiques fournit des services juridiques professionnels aux ministères et organismes gouvernementaux dans les domaines du droit du travail et du droit administratif, du droit des sociétés, du droit commercial et du droit des biens, des litiges et des autres procédures contradictoires devant des organismes juridictionnels, notamment les cours, les conseils et les tribunaux, du droit constitutionnel et des avis juridiques sur les questions et les dossiers relatifs aux activités continues du gouvernement.

LEGISLATIVE SERVICES | 2,862 | SERVICES LÉGISLATIFS

Legislative services provides a central legislative drafting service in both official languages, for all public acts and regulations, to all government departments and agencies; provides advice to the Executive Council on legislative matters; discharges the responsibilities conferred upon the Registrar of Regulations under the *Regulations Act* ; provides legal advice on Cabinet Agenda; revises the Statutes of New Brunswick through the Statute Revision Project; discharges the responsibilities conferred upon the Queen's Printer under the *Queen's Printer Act* .

Les Services législatifs fournissent un service centralisé de rédaction des lois dans les deux langues officielles, visant l'ensemble des lois et règlements publics, à tous les ministères et organismes gouvernementaux; ils fournissent des conseils sur les questions législatives au Conseil exécutif; ils s'acquittent des responsbilités conférées au registraire des règlements en vertu de la *Loi sur les règlements* ; ils fournissent des avis juridiques sur le programme du Cabinet; ils révisent les lois du Nouveau-Brunswick dans le cadre du projet de révision des lois; et ils s'acquittent des responsabilités conférées à l'Imprimeur de la Reine en vertu de la *Loi sur l'Imprimeur de la Reine* .

FAMILY CROWN SERVICES | 2,705 | SERVICES DES PROCUREURS DE LA COURONNE À LA FAMILLE

The Family Crown Services Branch provides professional legal services, including litigation and legal opinions to the Department of Social Development and to the Director of Support Enforcement in the area of family law and acts as designate and agent of the Attorney General under specific federal and provincial legislation and international treaties in the areas of family law and the civil aspects of international child abduction.

La Direction des services des procureurs de la Couronne à la famille fournit des services juridiques professionnels, notamment des services de gestion des litiges et des avis juridiques, au ministère du Développement social et au directeur de l'exécution des ordonnances de soutien en matière de droits de la famille, et elle agit comme remplaçant et agent du procureur général en vertu de certaines lois fédérales et provinciales et des traités internationaux dans les domaines du droit de la famille et des volets civils des enlèvements d'enfants d'envergure internationale.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ATTORNEY GENERAL (continued)		PROCUREUR GÉNÉRAL (suite)
PUBLIC PROSECUTION SERVICES	9,861	SERVICE DES POURSUITES PUBLIQUES

Public Prosecution Services ensures that laws enacted for the protection of all citizens are respected and enforced by providing independent, effective and impartial prosecution services. With the decision to continue or terminate a prosecution, the crown prosecutors exercise broad discretion in the public interest.

Le Service des poursuites publiques veille à ce que les lois adoptées pour la protection de tous les citoyens soient respectées et appliquées en fournissant des servicess de poursuites indépendants, efficaces et impartiaux. Les procureurs de la Couronne exercent, en décidant de continuer une poursuite ou d'y mettre fin, une large discrétion dans l'intérêt public.

TOTAL	20,302	TOTAL
JUSTICE SERVICES		SERVICES À LA JUSTICE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To deliver a transparent and unbiased justice system to the public, and provide legal support services, administrative services, security services and operational services to the public while supporting the Judiciary in carrying out their mandate in delivering expeditious access to justice.

Offrir au public un système judiciaire transparent et impartial ainsi que des services d'aide juridique, des services administratifs, des services de sécurité et des services opérationnels tout en appuyant la magistrature dans l'exécution de son mandat de fournir un accès rapide à la justice.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

COURT SERVICES	8,326	SERVICES AUX TRIBUNAUX

Supports the New Brunswick court system across 12 geographical locations (Court of Queen's Bench, Small Claims Court, Probate Court, Bankruptcy and Insolvency Division, Criminal Court and Youth Justice Court) by providing court attendance, order production, case file management, registry services and other administrative services in support of the Judiciary and the public. In addition, the branch is responsible for the delivery of specialized initiatives, including the Healing to Wellness Court, Domestic Violence Court, Family Case Management, Family Law Information Center, Mental Health Docket, Intimate Partner Violence Intervention and the Case Management Triage Officer.

Appuie le fonctionnement de l'appareil judiciaire du Nouveau-Brunswick dans 12 emplacements géographiques (Cour du Banc de la Reine, Cour des petites créances, Cour des suscessions, Division de la faillite et de l'insolvabilité, Cour provinciale et Tribunal pour adolescents) en offrant des services de préposés aux tribunaux, de production d'ordonnances, de gestion des dossiers et de greffe, ainsi que d'autres services adminstratifs à l'appui du système judiciaire et du public. La Direction est également responsable de la mise en oeuvre d'initiatives spécialisées, notamment le tribunal du mieux-être, le tribunal des chargés des causes de violence conjugale, la gestion des dossiers de droit de la famille, le centre d'information sur le droit de la famille, le tribunal de la santé mentale, l'intervention en matière de violence entre partenaires intiimes, et le responsable du système du triage pour la gestion des causes.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES (continued)		SERVICES À LA JUSTICE (suite)
JUDICIARY	8,424	**MAGISTRATURE**
Provides salaries and benefits for provincially appointed judges who preside over the criminal court of first instance, as well as other related items in respect of both the federally and provincially appointed judiciary.		Fournit les traitements et les avantages sociaux des juges nommés par le gouvernememt provincial qui président les tribunaux pénaux de première instance, de même que d'autres articles connexes aux membres de la magistrature nommés par les gouvenements fédéral et provincial.
OFFICE OF THE REGISTRAR	1,623	**BUREAU DU REGISTRAIRE**
Supports the Court of Appeal and its judiciary by providing guidance to the public and lawyers regarding the Rules of Court, order/judgment production, case file management and other administrative services including conducting hearings as authorized by legislation and the Rules of Court. This branch serves as the registry for New Brunswick for all bankruptcies and divorces, processes inter-jurisdictional applications for the establishment of variation of family support orders and processes all New Brunswick adoptions.		Soutient la Cour d'appel et sa magistrature en fournissant des directives au public et aux avocats relativement aux règles de procédure et en offrant des services de production d'ordonnances et de jugements ainsi que de gestion des dossiers et d'autres services administratifs, y compris la tenue d'audiences conformément à la loi et aux règles de procédures. Le Bureau tient un registre de l'ensemble des faillites et des divorces au Nouveau-Brunswick, il traite les demandes intergouvernementales d'établissement ou de modification d'ordonnances de soutien familial et il s'occupe de tous les dossiers d'adoption au Nouveau-Brunswick.
INNOVATION AND SUPPORT SERVICES	4,441	**SERVICES DE SOUTIEN ET INNOVATION**
Provides strategic and operational frameworks and services in support of the technological and functional processes underlying the delivery of both existing and emerging programs and services administered by this Branch, including the business ownership of Information Technology systems utilized by the Branch both within the courtroom and back-end functions; the evaluation of legislative/policy changes for impact assessment and integration planning; the establishment and oversight of service level standards, including the development of process manuals and training protocols; the delivery of analytical and business intelligence services; the oversight of specialty programs and services; and administrative support services for the Branch.		Fournit des cadres stratégiques et opérationnels ainsi que des services en appui aux processus technologiques et fonctionnels inhérents à la prestation des programmes et services actuels et futurs gérés par la Direction, et est responsable des systèmes de technologie de l'information utilisés par la Direction, dans les tribunaux et en arrière-plan, évalue les répercussions des modifications législatives et des changements apportés aux politiques et en planifie l'intégration, établit et surveille les normes de niveaux de service, y compris la préparation de manuels de procédures et de programmes de formation, assure les services d'analyse et de veille stratégique, assure la surveillance des programmes et des services spécialisés et fournit des services de soutien à la Direction.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

JUSTICE SERVICES (continued)		SERVICES À LA JUSTICE (suite)

OFFICE OF SUPPORT ENFORCEMENT	2,059	BUREAU DE L'EXÉCUTION DES ORDONNANCE DE SOUTIEN

Enforces family support provisions (Child and Spousal Support Payments) in court orders and agreements in accordance with the *Support Enforcement Act* and the *Divorce Act* by using progressive enforcement actions to ensure compliance. Enforcement may include garnishing wages, reporting the defaulting payer to credit reporting agencies, passport revocation or denial, and in some cases, suspension of the payer's driver's licence.

Veille à l'application des dispositions de soutien familial (prestations de soutien au conjoint et aux enfants) des ordonnances des tribunaux et des ententes judiciaires conformément à la *Loi sur l'exécution des ordonnances de soutien* et à la *Loi sur le divorce* au moyen de mesures progressives d'application de la loi visant à la conformité aux décisions. Les mesures d'application peuvent comprendre la saisie du salaire, le signalement du payeur défaillant aux agences d'évaluation du crédit, la révocation ou le refus du passeport et, dans certains cas, la suspension du permis de conduire du payeur.

HEARING OFFICERS	986	AGENTS D'AUDIENCE

Provides a variety of quasi-judicial hearings, including Small Claims Adjudication, Family Case Management Hearings and conducts Emergency Intervention Order Hearings.

Assure la tenue de diverses audiences quasi judiciaires, notamment les audiences d'arbitrage de la Cour des petites créances, les audiences de gestion des dossiers en droit de la famille et les audiences relatives aux ordonnances d'intervention d'urgence.

TOTAL	25,859	TOTAL

LEGAL AID		AIDE JURIDIQUE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Provides criminal and domestic legal aid services, and Public Trustee Services through the New Brunswick Legal Aid Services Commission.

Fournit des services d'aide juridique en matière de droit pénal et de droit de la famille, ainsi que des services de curateur public par le truchement de la Commission des services d'aide juridique du Nouveau-Brunswick.

TOTAL	10,358	TOTAL

TOTAL - DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL	57,662	TOTAL - MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	57,615	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
50	150	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité………………………………………	150
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale………………………………………………	449
499	599	TOTAL……………………………………………………	599

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
9,137	9,137	Members' Allowances, Committees and Operations / Indemnités des députés, comités et activités…………………………	9,137
3,740	3,740	Office of the Legislative Assembly / Bureau de l'Assemblée législative………………………………………………………	3,740
3,322	3,322	Office of the Auditor General / Bureau du vérificateur général………………………………………………………	3,322
2,184	2,184	Offices of Leaders and Members of Registered Political Parties / Bureaux des chefs et des membres des partis politiques enregistrés………………………………………………	2,184
6,560	6,560	Elections New Brunswick / Élections Nouveau-Brunswick…………	9,110
1,067	1,067	Office of the Ombud / Bureau de l'ombud………………………….	1,487
1,250	1,250	Office of the Child,Youth and Senior Advocate / Bureau du défenseur des enfants, des jeunes et des aînés…………………………	1,290
680	680	Office of the Commissioner of Official Languages / Bureau du commissaire aux langues officielles…………………………………	718
493	493	Office of the Consumer Advocate for Insurance / Bureau du défenseur du consommateur en matière d'assurances…………………	493
740	740	Office of the Integrity Commissioner / Bureau du commissaire à l'intégrité…………………………………………	320
29,173	29,173	TOTAL - Gross Ordinary / Compte brute ordinaire…………………	31,801

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MEMBERS' ALLOWANCES, COMMITTEES AND OPERATIONS		INDEMNITÉS DES DÉPUTÉS, COMITÉS ET ACTIVITÉS

PROGRAM OBJECTIVES

To provide funding for the operation of the Legislative Assembly, including Committees, and for the salaries, annual indemnities, annual expense allowances and expenses for Members of the Legislative Assembly and Committees of the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Assurer le financement des activités de l'Assemblée législative, y compris les comités, des salaires, des indemnités annuelles, des allocations annuelles pour dépenses et des dépenses des parlementaires et des membres des comités de l'Assemblée législative.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ALLOWANCES TO MEMBERS	8,906	INDEMNITÉS DES DÉPUTÉS

Provide for the operations of the Legislative Assembly, including Committees, and for salaries, annual indemnities, annual expense allowances and expenses as set out in Schedule "A" of the *Legislative Assembly Act.*

Couvrir le fonctionnement de l'Assemblée législative, y compris les comités, et le versement des traitements, des indemnités annuelles, des allocations de dépenses annuelles et des dépenses prévues dans l'annexe A de la *Loi sur l'Assemblée législative.*

LEGISLATIVE COMMITTEES	231	COMITÉS DE L'ASSEMBLÉE LÉGISLATIVE

Provide funding for various Standing and Select Committees of the Legislative Assembly.

Assurer le financement des divers comités permanents et spéciaux de l'Assemblée législative.

TOTAL	9,137	TOTAL
Less amounts authorized by law	4,272	Moins crédits autorisés par la loi
TO BE VOTED	4,865	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support services for the Legislative Assembly including the Speaker, the Members of the Legislative Assembly and their staff.		Fournir des services de soutien administratif pour l'Assemblée législative, notamment le président ou la présidente ainsi que les députés et leur personnel.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
HANSARD OFFICE	607	BUREAU DU HANSARD
Responsible for the production of the Journal of Debates (Hansard).		Assurer la rédaction du Journal des débates (hansard).
DEBATES TRANSLATION	742	TRADUCTION DES DÉBATS
Provide translation services to the Legislative Assembly and its Committees.		Fournir des services de traduction pour l'Assemblée législative et ses comités.
CLERK'S OFFICE	1,803	BUREAU DU GREFFIER
Provide procedural and administrative support services to the Assembly and Committees, financial, human resource, technology and security services for the Office of the Speaker, Members of the Legislative Assembly and all branches of the Legislative Assembly Office.		Conseiller l'Assemblée législative et les comités en matière de procédure et leur assurer des services de soutien administratif, assurer des services liées aux finances, aux ressources humaines, à la technologie et à la sécurité au Cabinet du président, aux députés, ainsi qu'à toutes les sections du Bureau de l'Assemblée législative.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE LEGISLATIVE ASSEMBLY (continued)		BUREAU DE L'ASSEMBLÉE LÉGISLATIVE (suite)
LEGISLATIVE LIBRARY	588	BIBLIOTHÈQUE DE L'ASSEMBLÉE LÉGISLATIVE
Operate primarily for the use of the Members of the Legislative Assembly and their staff by providing access to information and resources in order that the Members may better serve the people of New Brunswick.		Être au service principalement des députés et de leur personnel en leur donnant accès à de l'information et à des ressources leur permettant de mieux servir la population du Nouveau-Brunswick.
TOTAL	3,740	TOTAL
TO BE VOTED	3,740	À VOTER

OFFICE OF THE AUDITOR GENERAL		BUREAU DU VÉRIFICATEUR GÉNÉRAL

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

To audit the accounts of the Province of New Brunswick and certain Crown agencies on behalf of the Legislative Assembly. To report annually to the Legislative Assembly, matters of significance, including observed instances where money has been expended without due regard to economy and efficiency, or where appropriate and satisfactory procedures have not been established to measure and report on the effectiveness of programs.		Vérifier les comptes de la province du Nouveau-Brunswick et de certains organismes de la Couronne au nom de l'Assemblée législative. Faire rapport annuellement des faits significatifs à l'Assemblée législative, y compris les cas où des sommes ont été dépensées sans considération pour l'économie ou l'efficience, ou lorsque des procédures appropriées et satisfaisantes n'ont pas été établies pour mesurer l'efficacité des programmes et en faire rapport.
TOTAL	3,322	TOTAL
TO BE VOTED	3,322	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES		BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS	

PROGRAM OBJECTIVES

To provide funding for Members who are Leaders of Registered Political Parties, and to provide funding for secretarial and research staff to Members of the Legislative Assembly, in accordance with the *Legislative Assembly Act.*

OBJECTIFS DU PROGRAMME

Assurer un financement pour les députés provinciaux qui sont chefs d'un parti politique enregistré ainsi que pour le personnel de secrétariat et de recherche pour les députés, conformément à la *Loi sur l'Assemblée législative.*

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF GOVERNMENT MEMBERS		509	BUREAU DES DÉPUTÉS DU GOUVERNEMENT	

Provide secretarial and other assistance incidental to the performance of the duties of the members.

Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Program for Members	509		Programme pour les députés	509

OFFICE OF THE OFFICIAL OPPOSITION		1,015	BUREAU DE L'OPPOSITION OFFICIELLE	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une allocation de dépenses au chef. Fournir de l'aide en matière de secrétariat et autre relativement à l'exercice des fonctions des députés.

Leader	500		Chef	500
Program for Members	515		Programme pour les députés	515

OFFICE OF THE PEOPLE'S ALLIANCE CAUCUS		330	BUREAU DU CAUCUS DE L'ALLIANCE DES GENS	

Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.

Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l'aide en matière de secrétariat et d'autre aide relativement à l'exercice des fonctions des députés.

Leader	250		Chef	250
Program for Members	80		Programme pour les députés	80

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICES OF LEADERS AND MEMBERS OF REGISTERED POLITICAL PARTIES (continued)		BUREAUX DES CHEFS ET DES MEMBRES DES PARTIS POLITIQUES ENREGISTRÉS (suite)	
OFFICE OF THE GREEN CAUCUS	330	BUREAU DU CAUCUS DU PARTI VERT	
Provide salary and an expense allowance for the Leader. Provide secretarial and other assistance incidental to the performance of duties of the members.		Fournir un traitement et une indemnité pour dépenses au chef. Fournir de l'aide en matière de secrétariat et d'autre aide relativement à l'exercice des fonctions des députés.	
Leader	250	Chef	250
Program for Members	80	Programme pour les députés	80
TOTAL	2,184	TOTAL	
Less amounts authorized by law	90	Moins crédits autorisés par la loi	
TO BE VOTED	2,094	À VOTER	

ELECTIONS NEW BRUNSWICK		ÉLECTIONS NOUVEAU-BRUNSWICK	

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Elections New Brunswick is a non partisan office headed by the Chief Electoral Officer. Its mandate is:

Élections Nouveau-Brunswick est un bureau non partisan dirigé par le directeur général des élections. Son mandat est:

− to supervise and administer the conduct of all provincial, municipal, rural community, district education council and regional health authority elections, plebiscites and referendums held in the province; and

− de superviser et d'administrer le déroulement de toutes les élections provinciales, municipales, de communautés rurales, de conseils d'éducation de district, de régies régionales de la santé, de plébiscites et de référendums tenus dans la province; et

− to administer and monitor compliance with the *Elections Act, Municipal Elections Act,* and *Political Process Financing Act* by election officers, candidates, registered political parties, registered district associations, official agents, and third parties.

− d'administrer et de surveiller la conformité avec la *Loi électorale* , la *Loi sur les élections municipales* , et la *Loi sur le financement de l'activité politique* par les membres du personnel électoral, les candidats, les partis politiques enregistrés, les associations de circonscription enregistrées, les agents officiels, et les tiers.

TOTAL	9,110	TOTAL	
Less amounts authorized by law	668	Moins crédits autorisés par la loi	
TO BE VOTED	8,442	À VOTER	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE OMBUD		BUREAU DE L'OMBUD

PROGRAM OBJECTIVES

To investigate complaints under the *Ombud Act* against government departments, Crown corporations, municipalities, school districts or regional health authorities.

To administer the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act* for the Province of New Brunswick, including to inform the public about the legislation, to receive inquiries and provide assistance, to provide an independent review and resolution of complaints in matters of requests for access and matters of breach of privacy, to conduct investigations, to promote best practices, to conduct audits, and to make recommendations.

To investigate disclosure of wrongdoing under the *Public Interest Disclosure Act.*

To investigate appointments made due to favoritism under the *Civil Service Act.*

To review decisions from the Provincial Archivist pursuant to the *Archives Act.*

OBJECTIFS DU PROGRAMME

Mener des enquêtes conformément à la *Loi sur L'Ombud* relativement aux plaintes déposées contre les Ministères, les sociétés de la Couronne, les municipalités, les districts scolaires ou les réseaux de la santé.

Appliquer au nom de la province la *Loi sur le droit à l'information et la protection de la vie privée* et la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé*, y compris renseigner le public au sujet des lois, recevoir les demandes de renseignements, fournir de l'aide, assurer l'exercice de recours indépendant, arriver à un règlement des plaintes ayant trait aux demandes de communication et aux atteintes à la vie privée, procéder à des enquêtes, promouvoir les meilleures pratiques, procéder à des vérifications et formuler des recommandations.

Mener des enquêtes relatives à la divulgation d'actes répréhensibles conformément à la *Loi sur les divulgations faites dans l'intérêt public.*

Mener des enquêtes relatives aux nominations faite par favoritisme conformément à la *Loi sur la Fonction publique.*

Revoir les décisions de l'archiviste provincial conformément à la *Loi sur les archives.*

TOTAL	1,487	TOTAL
TO BE VOTED	1,487	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CHILD, YOUTH AND SENIOR ADVOCATE

PROGRAM OBJECTIVES

To advocate for the rights and interests of children, youths, seniors and adults under protection generally and to ensure that the views of children, youths, seniors and adults under protection are heard and considered.

To ensure that children, youths, seniors and adults under protection have access to the services to which they are entitled and that their complaints respecting such services receive appropriate attention.

To provide information and advice about the availability, effectiveness, responsiveness and relevance of government assistance to and benefits for children, youths, seniors and adults under protection.

BUREAU DU DÉFENSEUR DES ENFANTS, DES JEUNES ET DES AÎNÉS

OBJECTIFS DU PROGRAMME

Défendre les droits et les intérêts des enfants, des jeunes, des aînés et des adultes sous protection, de façon générale, et s’assurer que les opinions des enfants, des jeunes, des aînés et des adultes sous protection sont entendues et prises en considération.

Veiller à ce que les enfants, les jeunes, les aînés et les adultes sous protection aient accès aux services auxquels ils ont droit et que leurs plaintes à l’égard de ces services reçoivent l’attention voulue.

Fournir de l’information et des conseils au sujet de l’accessibilité, de l’efficacité, de la souplesse et de la pertinence de l’aide et des avantages qu’assure le gouvernement aux enfants, aux jeunes, aux aînés et aux adultes sous protection.

TOTAL	1,290	TOTAL
TO BE VOTED	1,290	À VOTER

OFFICE OF THE COMMISSIONER OF OFFICIAL LANGUAGES

PROGRAM OBJECTIVES

To investigate, report on and make recommendations with regard to compliance with the *Official Languages Act,* and to promote the advancement of both official languages in the Province of New Brunswick.

BUREAU DU COMMISSAIRE AUX LANGUES OFFICIELLES

OBJECTIFS DU PROGRAMME

Mener des enquêtes, produire des rapports et formuler des recommendations relativement à la conformité à la *Loi sur les langues officielles*, et promouvoir l'avancement des deux langues officielles au Nouveau-Brunswick.

TOTAL	718	TOTAL
TO BE VOTED	718	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OFFICE OF THE CONSUMER ADVOCATE FOR INSURANCE

BUREAU DU DÉFENSEUR DU CONSOMMATEUR EN MATIÈRE D'ASSURANCES

PROGRAM OBJECTIVES

To examine the underwriting practices and guidelines of insurers, brokers and agents, and report the use of any prohibited underwriting practices to the Superintendent; to conduct investigations in relation to insurers, brokers and agents concerning the premiums charged for contracts of insurance and the availability of contracts of insurance; to respond to requests for information with respect to insurance; to develop and conduct educational programs and carry out insurance related tasks or investigations as directed by the Legislative Assembly.

OBJECTIFS DU PROGRAMME

Passer en revue les lignes directrices et les pratiques de souscription des assureurs, des courtiers et des agents et faire rapport de toute pratique interdite de souscription au surintendant; procéder à des enquêtes sur les assureurs, courtiers et agents concernant les primes facturées pour les contrats d'assurances et la disponibilité des contrats d'assurances; répondre aux demandes de renseignements concernant les assurances; élaborer et diriger des programmes d'éducation et accomplir toute autre tâche ou enquête concernant les assurances qui lui est prescrite par l'Assemblée législative.

TOTAL	493	TOTAL
TO BE VOTED	493	À VOTER

OFFICE OF THE INTEGRITY COMMISSIONER

BUREAU DU COMMISSAIRE À L'INTÉGRITÉ

PROGRAM OBJECTIVES

The Office is responsible for:

- administering the *Members' Conflict of Interest Act* as it applies to members and former members of the Legislative Assembly and members and former members of the Executive Council;

- administering the *Lobbyists' Registration Act* to ensure transparency and accountability in the lobbying of public office holders; and

- administering the *Conflict of Interest Act* as it applies to executive staff members, Deputy Ministers and heads of Crown corporations.

OBJECTIFS DU PROGRAMME

Le bureau a les responsabilités suivantes :

- appliquer la *Loi sur les conflits d'intérêts des membres* , laquelle vise les membres actuels et les anciens membres de l'Assemblée législative et du Conseil exécutif;

- appliquer la *Loi sur l'inscription des lobbyistes* afin d'assurer la transparence et la reddition de comptes dans les activités de lobbyisme auprès des titulaires de charge publique; et

- appliquer la *Loi sur les conflits d'intérêts* , laquelle vise les adjoints ministériels, les sous-ministres et les présidents de sociétés de la Couronne.

TOTAL	320	TOTAL
TO BE VOTED	320	À VOTER
TOTAL - LEGISLATIVE ASSEMBLY	31,801	TOTAL - ASSEMBLÉE LÉGISLATIVE

- 87 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
**DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
8,759	8,259	Administration / Administration……………………………	8,161
79,063	80,363	Natural Resources / Ressources naturelles………………………	79,860
5,853	5,853	Energy and Mines / Énergie et mines……………………………	5,402
3,724	3,724	Land Management / Aménagement des terres.............................	3,666
97,399	98,199	TOTAL - Gross Ordinary / Compte brute ordinaire……………	97,089

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide management and administrative
support for programs and activities of the
Department of Natural Resources and Energy
Development and the Department of Agriculture,
Aquaculture and Fisheries.

OBJECTIFS DU PROGRAMME

Fournir un soutien de gestion et d'administration en
ce qui concerne les programmes et activités du
ministère des Ressources naturelles et
Développement de l'énergie et du ministère de
l'Agriculture, aquaculture et pêches.

PROGRAM COMPONENT

ÉLÉMENT DU PROGRAMME

EXECUTIVE ADMINISTRATION	847	ADMINISTRATION GÉNÉRALE

Provide executive management and strategic
policy direction.

Assurer une gestion supérieure et une
orientation stratégique.

CORPORATE SERVICES	4,998	SERVICES GÉNÉRAUX

Provide support in the areas of finance,
accounting, human resources, information
systems, and facilities management.

Assurer un soutien dans les domaines de la finance,
comptabilité, ressources humaines, systèmes
d'information et la gestion des installations.

POLICY AND PLANNING	2,316	POLITIQUES ET PLANIFICATION

Provide support in the areas of policy and
planning.

Fournir un soutien dans les domaines de politiques et
planification.

TOTAL	8,161	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NATURAL RESOURCES			RESSOURCES NATURELLES	
PROGRAM OBJECTIVES			**OBJECTIFS DU PROGRAMME**	
To support, manage and protect the forest and fish and wildlife of New Brunswick.			Soutenir, gérer et protéger les forêts et les peuplements de poisson et de faune du Nouveau-Brunswick.	
PROGRAM COMPONENTS			**ÉLÉMENTS DU PROGRAMME**	
FOREST MANAGEMENT		55,182	AMÉNAGEMENT FORESTIER	
Support and manage provincial timber resources and facilitate silviculture activities on both Crown and private land.			Soutenir et gérer les ressources en bois de la province et faciliter les activités de sylviculture sur les terres de la Couronne et les terres privées.	
Forest Management Activities	32,964		Activités d'aménagement forestier	32 964
First Nations Royalties	2,800		Redevances - Premières Nations	2 800
Crown License Operations	19,418		Activités liées aux permis de coupe	19 418
FOREST PROTECTION		6,975	PROTECTION DES FORÊTS	
Protect the timber resource from fire, insect and disease.			Protéger les ressources en bois contre les incendies, les insectes et les maladies.	
FISH AND WILDLIFE MANAGEMENT		3,099	AMÉNAGEMENT DES PEUPLEMENTS DE POISSONS ET DE FAUNE	
Maintain fish and wildlife populations. Manage hunting, trapping and angling activities.			Maintenir les peuplements de poissons et de faune. Gérer les activités de chasse, de piégeage et de pêche à la ligne.	
REGIONAL OPERATIONS		14,604	OPÉRATIONS RÉGIONALES	
Operational program delivery in the regions and districts.			Prestation des programmes opérationnels dans les régions et les districts.	
TOTAL		79,860	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ENERGY AND MINES		ÉNERGIE ET MINES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Development and management of energy and mineral resources of the province.		Développement et gestion des ressources énergétiques et minérales de la province.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
ENERGY	671	ÉNERGIE
Provide support in the area of energy efficiency and sustainability, electricity, and petroleum and natural gas.		Fournir un soutien dans les domaines de l'efficacité et la durabilité énergétiques, l'électricité ainsi que le pétrole et le gaz naturel.
RESOURCE EXPLORATION, DEVELOPMENT AND MANAGEMENT	4,731	EXPLORATION, MISE EN VALEUR ET GESTION DES RESSOURCES
Provide support in the area of geology, exploration and resource development, promotion and related information services.		Fournir un soutien dans les domaines de géologie, exploration et développement des ressources, promotion et services d'information reliés.
TOTAL	5,402	TOTAL

LAND MANAGEMENT		AMÉNAGEMENT DES TERRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To ensure the effective management of Crown Lands and natural areas.		Assurer l'aménagement efficace des terres de la Couronne et des aires naturelles.
PROGRAM COMPONENT		**ÉLÉMENT DU PROGRAMME**
CROWN LAND MANAGEMENT		GESTION DES TERRES DE LA COURONNE
Manage the province's Crown land resource, natural areas and parks.		Gérer les ressources des terres de la Couronne du gouvernement provincial, les espaces naturels, et les parcs.
TOTAL	3,666	TOTAL
TOTAL - DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT	97,089	TOTAL - MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	97,042	A VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
325	100	Mine Reclamation / Remise en état de mines…………………	1,150
4,000	25	Musquash Watershed Infrastructure - Capital Improvements / Bassin hydrographique Musquash - Améliorations des biens immobiliers………………………………………………………	3,628
750	750	Sentier NB Trail Intrastructure / Infrastructure du Sentier NB Trail………………………………………………………………	750
1,500	0	Land Purchase / Achat de terrains………………………………	0
6,575	875	TOTAL………………….…..………………………………………	5,528

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,700	1,700	Wildlife Trust Fund / Fonds en fiducie pour la faune............	1,700
200	2,803	Recoverable Projects / Projets à frais recouvrables...............	4,545
1,400	1,400	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers..	1,400
3,300	5,903	TOTAL...……	7,645

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,492	1,492	Administration / Administration…………………………	1,492
1,492	1,492	TOTAL - Gross Ordinary / Compte brute ordinaire………………	1,492

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OFFICE OF THE PREMIER / CABINET DU PREMIER MINISTRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide administrative support for the operation of the Office of the Premier.		Assurer le soutien administratif nécessaire au fonctionnement du Cabinet du premier ministre.
TOTAL	1,492	TOTAL
TOTAL - OFFICE OF THE PREMIER	1,492	TOTAL - CABINET DU PREMIER MINISTRE
Less amounts authorized by law	67	Moins crédits autorisés par la loi
TO BE VOTED	1,425	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
15,082	15,000	Administration and Business Development Services / Administration et Services de développement des entreprises…..	13,624
25,000	25,000	Financial Assistance / Aide financière……………………………	25,000
40,082	40,000	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	38,624

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION AND BUSINESS DEVELOPMENT SERVICES		ADMINISTRATION ET SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

PROGRAM OBJECTIVES

To provide overall direction and administration to the organization.

To lead and facilitate the execution of high growth opportunities that will accelerate private sector growth and job creation through: the pursuit of strategic and viable opportunities; the promotion of New Brunswick opportunities outside the province; the development of strategic markets; the delivery of business development services; the development of targeted economic sectors; and the support of business productivity, growth, capacity, sustainability and retention.

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien administratif à l'organisation.

Diriger et faciliter la mise en oeuvre de possibilités à forte croissance destinées à accélérer la croissance du secteur privé et la création d'emplois grâce : à l'exploration de possibilités stratégiques et viables; à la promotion du Nouveau-Brunswick à l'extérieur; au développement de marchés stratégiques; à l'offre de services de développement des entreprises; au développement de secteurs économiques ciblés; au soutien de la productivité des entreprises ainsi que de leur croissance, de leur capacité, de leur viabilité et de leur maintien.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADMINISTRATION   2,588   ADMINISTRATION

Provide executive and strategic direction to the organization.

Provide support services in the area of administration, planning, communication, human resources, finance and information technology.

Donner une orientation stratégique et une direction administrative à l'organisation.

Assurer des services de soutien dans les domaines de l'administration, de la planification, des communications, des ressources humaines, des finances, et des technologies de l'information.

SERVICES DE DÉVELOPPEMENT DES ENTREPRISES

BUSINESS DEVELOPMENT SERVICES   11,036

To provide support for small business development, as well as, strategic, high-growth trade and export development and investment attraction.

Assurer un soutien pour la croissance des petites entreprises et favoriser l'expansion du commerce et des exportations, ainsi que l'attraction d'investissements dans les secteurs stratégiques et à forte croissance.

TOTAL   13,624   TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

FINANCIAL ASSISTANCE		AIDE FINANCIÈRE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide financial assistance solutions tailored to the needs of clients.		Proposer des solutions d'aide financière adaptées aux besoins des clients.
TOTAL	25,000	TOTAL
TOTAL - OPPORTUNITIES NEW BRUNSWICK	38,624	TOTAL - OPPORTUNITÉS NOUVEAU-BRUNSWICK
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	38,577	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		Opportunities New Brunswick / Opportunités Nouveau-Brunswick	
		Revenue / Recettes	
400	150	CyberNB / CyberNB	0
		Expenditures / Dépenses	
400	353	CyberNB / CyberNB	0
0	(203)	Closing Balance / Solde de clôture	0
		TO BE VOTED / À VOTER	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

50,000	45,000	Financial Assistance to Industry / Aide financière à l'industrie	50,000
50,000	45,000	TO BE VOTED / À VOTER	50,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
398,274	404,129	Consolidated Entities / Entités consolidées……………………	411,742
642	602	Council of Atlantic Premiers / Conseil des premiers ministres de l'Atlantique………………………………………	642
2,819	2,819	Economic and Social Inclusion Corporation / Société de l'inclusion économique et sociale………………………………	2,819
647	627	Labour and Employment Board / Commission du travail et de l'emploi………………………………………………………	647
368	520	New Brunswick Police Commission / Commission de police du Nouveau-Brunswick…………………………………	668
429	429	New Brunswick Women's Council / Conseil des femmes du Nouveau-Brunswick…………………………………………	461
298	298	Premier's Council on Disabilities / Conseil du Premier ministre pour les personnes handicapées………………………	298
403,477	409,424	TOTAL - Gross Ordinary / Compte brute ordinaire…………..	417,277

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CONSOLIDATED ENTITIES		ENTITÉS CONSOLIDÉES

PROGRAM OBJECTIVES

To include the expenditure activities of organizations
that are part of the Provincial Reporting Entity.
The amounts represent activities funded by
third-party sources and are not contained elsewhere
within the respective departmental budgets.

Consolidated Entities (Consolidated Financial Statements
   Schedule 30)

    EM/ANB Inc.
    Atlantic Education International Inc.
    Collège communautaire du Nouveau-Brunswick

    Financial and Consumer Services Commission
    Forest Protection Limited
    Kings Landing Corporation
    New Brunswick Agricultural Insurance Commission

    New Brunswick Community College
    New Brunswick Credit Union Deposit Insurance
      Corporation
    New Brunswick Energy and Utilities Board

    New Brunswick Health Council
    New Brunswick Immigrant Investor Fund

    New Brunswick Legal Aid Services Commission

    New Brunswick Lotteries and Gaming Corporation

    Nursing Homes
    Provincial Holdings Ltd.
    Recycle New Brunswick
    Regional Health Authorities
    Research and Productivity Council
    Service New Brunswick

OBJECTIFS DU PROGRAMME

Inclure les dépenses d'organisations faisant partie
de l'entité comptable provinciale. Les montants
représentent les activités financées par des
sources tierces et ne figurent pas ailleurs
dans les budgets des ministères respectifs.

Entités consolidées (États financiers consolidés,
   Tableau 30)

    EM/ANB Inc.
    Atlantic Education International Inc.
    Collège communautaire du Nouveau-Brunswick
    Commission des services financiers et des
      services aux consommateurs
    Forest Protection Limited
    Société de Kings Landing
    Commission de l'assurance agricole du
      Nouveau-Brunswick
    New Brunswick Community College
    Société d'assurance-dépôts des caisses
      populaires du Nouveau-Brunswick
    Commission de l'énergie et des services publics
      du Nouveau-Brunswick
    Conseil de la santé du Nouveau-Brunswick
    Fonds des investisseurs immigrants du Nouveau-
      Brunswick
    Commission des services d'aide juridique du
      Nouveau-Brunswick
    Société des loteries et des jeux du Nouveau-
      Brunswick
    Foyers de soins
    Gestion provinciale Ltée
    Recycle Nouveau-Brunswick
    Régies régionales de la santé
    Conseil de la recherche et de la productivité
    Service Nouveau-Brunswick

TOTAL	411,742	TOTAL
Less amounts authorized by law	411,742	Moins crédits autorisés par la loi
TO BE VOTED	0	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COUNCIL OF ATLANTIC PREMIERS

PROGRAM OBJECTIVES

To provide for New Brunswick's share of the operating cost of the Council of Atlantic Premiers.

Funding for the Council's activities is based upon a per capita formula for the Council of Atlantic Ministers of Education and Training, Atlantic Provinces Community College Consortium and the Council of Atlantic Premiers Secretariat.

CONSEIL DES PREMIERS MINISTRES DE L'ATLANTIQUE

OBJECTIFS DU PROGRAMME

Assurer la contribution du Nouveau-Brunswick aux frais de fonctionnement du Conseil des premiers ministres de l'Atlantique.

La financement des activités du Conseil est basé sur une formule de calcul par habitant, pour le Conseil des ministres de l'Education et de la Formation des provinces de l'Atlantique, le Consortium des collèges communautaires de l'Atlantique et le Secrétariat du conseil des premiers ministres de l'Atlantique.

TOTAL	642	TOTAL
TO BE VOTED	642	À VOTER

ECONOMIC AND SOCIAL INCLUSION CORPORATION

PROGRAM OBJECTIVES

To oversee the implementation, policy development and evaluation of the Provincial Poverty Reduction Plan. To coordinate and support the community inclusion networks in the development of their local plans as well as to manage the Economic and Social Inclusion Fund in support of local plan implementation.

SOCIÉTÉ DE L'INCLUSION ÉCONOMIQUE ET SOCIALE

OBJECTIFS DU PROGRAMME

Assurer la mise en oeuvre, l'élaboration des politiques et l'évaluation du plan provincial de réduction de la pauvreté. Coordonner et appuyer les réseaux d'inclusion communautaires dans l'élaboration de leurs plans locaux respectifs ainsi que gérer le Fonds de l'inclusion économique et sociale qui appuye la mise en oeuvre des plans locaux.

TOTAL	2,819	TOTAL
TO BE VOTED	2,819	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND EMPLOYMENT BOARD	COMMISSION DU TRAVAIL ET DE L'EMPLOI

PROGRAM OBJECTIVES

To foster, promote and enhance harmonious employer-employee and labour-management relationships through the administration of the *Labour and Employment Board Act* and related statutes and regulations such as the *Industrial Relations Act, Public Service Labour Relations Act, Employment Standards Act, Pension Benefits Act, Fisheries Bargaining Act* and *Essential Services in Nursing Homes Act.* To act, upon referral, as a Board of Inquiry under the *Human Rights Act* , and to appoint adjudicators/arbitrators under the *Public Interest Disclosure Act* and *Pay Equity Act, 2009.*

OBJECTIFS DU PROGRAMME

Encourager, promouvoir et favoriser des relations de travail harmonieuses entre employeur et employé en administrant la *Loi sur la Commission du travail et de l'emploi* de même que les règlements et textes législatifs connexes comme la *Loi sur les relations industrielles,* la *Loi relative aux relations de travail dans les services publics,* la *Loi sur les normes d'emploi,* la *Loi sur les prestations de pensions,* la *Loi sur les négociations dans l'industrie de la pêche* et la *Loi sur les services essentiels dans les foyers de soins.* Agir, sur les questions qui lui sont acheminées, en tant que Commission d'enquête en vertu de la *Loi des droits de la personne* ; et nommer les juges/arbitres en vertu de la *Loi sur les divulgations faites dans l'intérêt public* et la *Loi de 2009 sur l'équité salariale.*

TOTAL	647	TOTAL
TO BE VOTED	647	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK POLICE COMMISSION		COMMISSION DE POLICE DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES

The investigation and determination of complaints by any person relating to the conduct of a member of a municipal or regional police force.

The ensuring of consistency in disciplinary dispositions through maintenance of a repository of disciplinary and corrective measures taken in response to *Police Act* violations.

The investigation and determination of any matter relating to any aspect of policing in any area of the Province, either on its own motion, or at the direction of the Minister of Public Safety.

The determination of the adequacy of municipal, regional and Royal Canadian Mounted Police forces within the Province, and whether each municipality and the Province is discharging its responsibility for the maintenance of an adequate level of policing.

OBJECTIFS DU PROGRAMME

Mener des enquêtes et se prononcer au sujet des plaintes formulées par toute personne à l'égard de la conduite d'un membre d'un service de police municipal ou régional.

Assurer la cohérence des décisions disciplinaires en tenant un répertoire des mesures disciplinaires et correctives prises à la suite de violations de la *Loi sur la police.*

De son propre gré ou à la demande du Ministère de la Sécurité publique, mener des enquêtes et se prononcer au sujet de toute question touchant à tout aspect du travail policier dans toute région de la province.

Déterminer le caractère adéquat des services de police municipaux et régionaux ainsi que de la Gendarmerie royale du Canada dans la province et décider si les municipalités et le gouvernement provincial s'acquittent de leur devoir d'assurer un niveau suffisant de maintien de l'ordre.

TOTAL	668	TOTAL
TO BE VOTED	668	À VOTER

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

NEW BRUNSWICK WOMEN'S COUNCIL	CONSEIL DES FEMMES DU NOUVEAU-BRUNSWICK
PROGRAM OBJECTIVES	**OBJECTIFS DU PROGRAMME**
To be an independent body that provides advice to the Minister on matters of importance to women and their substantive equality;	Être un organisme indépendant qui fournit au ministre des conseils sur les questions qui revêtent une importance pour les femmes et qui concernent leur égalité réelle;
To bring to the attention of government and the public issues of interest and concern to women and their substantive equality;	Attirer l'attention du gouvernement et du public sur les questions qui intéressent et préoccupent les femmes et qui concernent leur égalité réelle;
To include and engage women of diverse identities, experiences and communities, women's groups and society in general;	lnclure et mobiliser les femmes d'identités, d'expériences et de communautés diverses, les groupes de femmes et la société en général;
To be strategic and provide advice on emerging and future issues; and	Agir de façon stratégique et fournir des conseils sur les questions d'actualité et d'avenir;
To represent New Brunswick women.	Représenter les femmes du Nouveau-Brunswick.

TOTAL	461	TOTAL
TO BE VOTED	461	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

| PREMIER'S COUNCIL ON DISABILITIES | | CONSEIL DU PREMIER MINISTRE POUR LES PERSONNES HANDICAPÉES |

PROGRAM OBJECTIVES

To advise the Premier on matters relating to the status of persons with disabilities.

To bring before the government and the public matters of interest and concern to persons with disabilities.

To promote the implementation of the recommendations of the *Disability Action Plan.*

To provide information to the public about services and resources available to persons with disabilities.

OBJECTIFS DU PROGRAMME

Conseiller le premier ministre sur les questions concernant la situation des personnes ayant des handicaps.

Attirer l'attention du gouvernement et du public sur des questions d'intérêt pour les personnes ayant des handicaps.

Faire la promotion de la mise en œuvre des recommandations du *Plan d'action sur les questions touchant les personnes handicapées* .

Informer le public des services et ressources disponibles pour les personnes handicapées.

TOTAL	298	TOTAL
TO BE VOTED	298	À VOTER
TOTAL - OTHER AGENCIES	417,277	TOTAL - AUTRES ORGANISMES

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
11,687	10,391	Labour and Strategic Services / Travail et services stratégiques	9,975
15,574	16,390	NB Public Libraries / Bibliothèques publiques du N.-B	15,539
457,233	455,676	Post-Secondary Affairs / Affaires postsecondaires	460,946
9,452	9,758	Adult Learning / Apprentissage pour adultes	10,554
13,584	13,328	Employment Development / Développement de l'emploi	13,910
18,883	19,891	Canada-New Brunswick Workforce Development Agreement / Entente Canada - Nouveau-Brunswick sur le développement de la main-d'oeuvre	18,945
100,768	100,007	Labour Market Development / Développement du marché du travail	102,189
9,547	9,932	Population Growth / Croissance démographique	9,977
636,728	635,373	TOTAL - Gross Ordinary / Compte brute ordinaire	642,035

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES		TRAVAIL ET SERVICES STRATÉGIQUES

PROGRAM OBJECTIVES

Provide services to the public through the administration of various acts and regulations for which the Department is responsible. Support the Department through policy, ensuring consistency with government priorities and activities; research and analysis, including labour market information and program evaluations; labour market forecasts; environmental scans; and legislative and regulatory services. Provide corporate services for the delivery of programs by the operational branches of the Department.

OBJECTIFS DU PROGRAMME

Fournir des services au public en appliquant une diversité de règlements et de lois qui relèvent du ministère. Soutenir le ministère en assumant les fonctions suivantes: élaboration de politiques qui cadrent avec les priorités et les activités du gouvernement; recherche et analyse, dont l'information sur le marché du travail et l'évaluation de programmes; prévisions du marché du travail; l'analyse de l'environnement et les services législatifs et de réglementation. Fournir des services généraux permettant aux directions opérationnelles d'offrir les programmes.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

CORPORATE SERVICES   2,324   SERVICES GÉNÉRAUX

Provide departmental support services in the areas of executive management, strategic planning, finance, audit, human resources, administration, information technology, departmental coordination and performance excellence.

Fournir des services de soutien ministériel dans les domaines suivants : direction supérieure, la planification stratégique, finances, vérification, ressources humaines, administration, technologie de l'information, coordination au niveau du Ministère et d'excellence du rendement.

WORKPLACE SERVICES   1,682   SERVICES EN MILIEU DE TRAVAIL

Provide dispute resolution services, mediation and conciliation services and promotion of labour-management dialogue pursuant to the *Industrial Relations Act.*

Offrir des services de règlement de conflits, de médiation et de conciliation, et fait la promotion d'un dialogue entre les employés et les employeurs, conformément à la *Loi sur les relations industrielles.*

Provide assurance of minimum standards in working conditions pursuant to the *Employment Standards Act.*

Garantir le respect des normes minimales en matière de conditions de travail conformément à la *Loi sur les normes d'emploi.*

OFFICE OF ADVOCATE SERVICES   1,740   BUREAU DES SERVICES DE DÉFENSEURS

Assist employers, injured workers and their dependents in their dealings with WorkSafeNB.

Aider les employeurs, travailleurs blessés et les personnes à leur charges à faire affaire avec Travail sécuritaire NB.

- 108 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR AND STRATEGIC SERVICES (continued)		TRAVAIL ET SERVICES STRATÉGIQUES (suite)
WORKERS' COMPENSATION APPEALS TRIBUNAL	2,002	TRIBUNAL D'APPEL DES ACCIDENTS AU TRAVAIL
Responsible, under a number of Acts, to hear and resolve individual appeals of decisions rendered by WorkSafeNB with respect to workers' compensation and to provide these decisions on appeals in a timely, fair, consistent and impartial manner. Reports administratively to the Minister through the Assistant Deputy Minister of Labour and Strategic Services.		Le Tribunal d'appel des accidents au travail est chargé, en vertu d'un certain nombre de lois, de siéger aux appels de décisions rendue par Travail sécuritaire NB relatives à l'indemnisation des accidents au travail, de résoudre ceux-ci, puis de rendre une décision en temps opportun et de façon juste, cohérente et impartiale. Noter que le Tribunal d'appel des accidents au travail relève, sur le plan administratif, du ministre par entremise du sous-ministre adjoint de la Division du travail et services stratégiques.
POLICY, RESEARCH AND LABOUR MARKET ANALYSIS	2,227	POLITIQUE, RECHERCHE ET ANALYSE DU MARCHÉ DE TRAVAIL
Provide services and expertise to the Department in the areas of policy development, legislative development and federal-provincial relations.		Fournir des services et expertise au Ministère dans le domaine de l'élaboration de politiques, développement législatif et les relations fédérale-provinciale.
Provide labour market research, analysis, economic forecasting and program evaluation services to the Department.		Fournir des services de recherche, d'analyse, de prévisions économiques et d'évaluation des programmes au ministère.
TOTAL	9,975	TOTAL

NB PUBLIC LIBRARIES		BIBLIOTHÈQUES PUBLIQUES DU N.-B.
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
Manage and develop the provincial public library system and provide library services and programs in communities.		Gérer et développer le réseau provincial de bibliothèques publiques et fournir des services et programmes de bibliothèque dans les localités.
PROGRAM COMPONENT		**ÉLÉMENT DU PROGRAMME**
NB PUBLIC LIBRARY SERVICE		SERVICE DES BIBLIOTHÈQUES PUBLIQUES DU N.-B.
Provide quality collections, programs and services through a network of 64 public libraries, online resources, and library services by mail.		Offrir aux résidents et résidentes de la province des collections, programmes et services de qualité au moyen d'un réseau constitué de 64 bibliothèques publiques, de ressources en ligne, et d'un service de bibliothèque par la poste.
TOTAL	15,539	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS		AFFAIRES POSTSECONDAIRES

PROGRAM OBJECTIVES

Provide analytical and planning services in the area of post-secondary education for the Department; and to administer programs related to post-secondary education, especially public universities and colleges, and regulate private universities and colleges. Ensure that New Brunswick residents have access to post-secondary education opportunities.

OBJECTIFS DU PROGRAMME

Fournir au ministère des services d'analyse et de planification dans le domaine de l'enseignement postsecondaire ainsi que des services d'administration de programmes liés aux établissements d'enseignement postsecondaires, surtout les universités et les collèges, publiques ou privés. Permettre aux résidents et résidentes du Nouveau-Brunswick d'accéder à une éducation postsecondaire.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POST-SECONDARY EDUCATION	295	ÉDUCATION POSTSECONDAIRE

Provide administrative services to programs in post-secondary education, transformation and student financial assistance.

Fournir des services administratifs aux programmes liés aux établissements postsecondaires, transformation et d'aide financière aux étudiants.

NEW BRUNSWICK COMMUNITY COLLEGE	101,364	COLLÈGE COMMUNAUTAIRE DU NOUVEAU-BRUNSWICK

Provide operating grants to the New Brunswick Community College Special Operating Agency and Community College Crown Corporations.

Accorder des subventions de fonctionnement à l'organisme de services spéciaux du Collège communautaire du Nouveau-Brunswick et aux sociétés collégiales.

POST-SECONDARY RELATIONS	1,951	RELATIONS POSTSECONDAIRES

Provide analytical and planning services in the area of post-secondary education, including the administration of funding and programs for public universities and colleges. The branch also regulates private universities and colleges.

La Direction fournit des services d'analyse et de planification dans le secteur de l'éducation postsecondaire, y compris l'administration des fonds et des programmes pour les universités et les collèges publics. La Direction règlemente également les universités et les collèges privés.

RESEARCH AND STRATEGIC INITIATIVES	10,366	RECHERCHE ET INITIATIVES STRATÉGIQUES

Foster research and innovation, and promote access into and through the post-secondary education system, including through credit transfer and prior learning assessment and recognition. Facilitate inter- and intra-jurisdictional communication and provide policy advice on the post-secondary education system.

La Direction encourage la recherche et l'innovation, et fait la promotion de l'accès au système d'éducation postsecondaire, y compris par le transfert de crédits ainsi que par l'évaluation et la reconnaissance des acquis. Elle facilite la communication intragouvernementale et intergouvernementale, et offre des conseils stratégiques relatifs au système d'éducation postsecondaire.

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POST-SECONDARY AFFAIRS (continued)		AFFAIRES POSTSECONDAIRES (suite)
STUDENT FINANCIAL ASSISTANCE	60,893	AIDE FINANCIÈRE AUX ÉTUDIANTS
Ensure that New Brunswick residents with a financial need have access to post-secondary educational opportunities and that they are encouraged to complete their studies in a timely and successful manner.		Permettre aux résidents et résidentes du Nouveau-Brunswick, qui ont des difficultés financières, d'accéder à une éducation postsecondaire et les encourager à terminer leurs études avec succès dans un délai normal.
STUDENT FINANCIAL ASSISTANCE ADMINISTRATION	1,381	ADMINISTRATION DE L'AIDE FINANCIÈRE AUX ÉTUDIANTS
Administration of the Canada Student Loan and the New Brunswick Student Financial Assistance Program.		Assurer l'administration du Programme canadien de prêts aux étudiants et du Programme d'aide financière aux étudiants du Nouveau-Brunswick.
ASSISTANCE TO UNIVERSITIES	267,957	AIDE AUX UNIVERSITÉS
Provide grants to institutions for educational programs to meet social and economic needs.		Offrir des subventions aux établissements pour des programmes d'enseignement qui répondent aux besoins économiques et sociaux.
ASSISTANCE TO UNIVERSITIES - ADMINISTRATION	666	AIDE AUX UNIVERSITÉS - ADMINISTRATION
Provide New Brunswick's share of the administration costs of the Maritime Provinces Higher Education Commission.		Faire en sorte que le Nouveau-Brunswick paie sa part des frais administratifs de la Commission de l'enseignement supérieur des provinces Maritimes.
ASSISTANCE TO UNIVERSITIES - GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES	16,073	AIDE AUX UNIVERSITÉS - SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL
Provide funding for grants to municipalities in lieu of municipal real property tax.		Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.
TOTAL	460,946	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADULT LEARNING		APPRENTISSAGE POUR ADULTES	

PROGRAM OBJECTIVES

Identify, promote, administer and deliver quality adult learning opportunities to citizens of New Brunswick.

OBJECTIFS DU PROGRAMME

Identifier, promouvoir, administrer et fournir des possibilités d'apprentissage de qualité pour les adultes au Nouveau-Brunswick.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADULT LEARNING SERVICES	190	SERVICES À APPRENTISSAGE POUR ADULTES	
Provide support in the delivery of programs and services by the Adult Learning and Employment Division.		Fournir un soutien pour la prestation des programmes et services offerts par la direction de l'Apprentissage pour adultes et emploi.	
COMMUNITY ADULT LEARNING SERVICES	3,087	SERVICES COMMUNAUTAIRES D'APPRENTISSAGE POUR ADULTES	
Support the delivery of adult literacy and learning programs and services in partnership with the voluntary and private sectors.		Appuyer la prestation de programmes et services d'alphabétisation et d'apprentissage pour adultes, en partenariat avec les secteurs bénévoles et privés.	
Provide testing and/or certification for the purpose of ensuring that the New Brunswick workplace is certified and equipped with the necessary skills and knowledge.		Offrir la prestation d'examens et/ou de services de certification afin de s'assurer que la main-d'oeuvre du Nouveau-Brunswick est titulaire de certificats et possède les compétences et connaissances nécessaires.	
APPRENTICESHIP AND OCCUPATIONAL CERTIFICATION	7,277	APPRENTISSAGE ET CERTIFICATION PROFESSIONELLE	
Provide quality apprenticeship learning, life-long skill development and certification opportunities in current and future designated occupations that are standardized, up to date and relevant to the needs of industry and its workforce. Plan and provide funding for apprenticeship training.		Offrir des possibilités de formation en apprentissage, de perfectionnement professionnel tout au long de la vie et de certification de qualité dans les professions désignées d'aujourd'hui et de demain, qui sont uniformes et à jour et qui répondent aux besoins de l'industrie et de sa main-d'œuvre. Planifier et fournir le financement pour la formation en apprentissage.	
Apprenticeship and Occupational Certification	12,677	Apprentissage et certification professionelle	12 677
Recovery from Labour Market Development Agreement	(5,400)	Recouvrement de l'Entente sur le développement du marché du travail	(5 400)
TOTAL	10,554	TOTAL	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

EMPLOYMENT DEVELOPMENT		DÉVELOPPEMENT DE L'EMPLOI

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Design and implement programs and services which respond to labour market needs and provide for the development and utilization of the Province's human resource potential.

Élaborer et mettre en oeuvre les programmes et services pour répondre aux besoins du marché du travail; assurer le développement et l'utilisation du potentiel en ressources humaines de la province.

PROGRAM COMPONENTS | | **ÉLÉMENTS DU PROGRAMME**

EMPLOYMENT ADMINISTRATION	1,762	ADMINISTRATION DE L'EMPLOI

Provide support in the delivery of employment programs and services.

Fournir un soutien pour la prestation des programmes et services d'emploi.

EMPLOYMENT DEVELOPMENT PROGRAMS AND SERVICES	12,148	PROGRAMMES ET SERVICES DE DÉVELOPPEMENT DE L'EMPLOI

Offer provincially funded strategic training and employment initiatives that expand the labour force potential of the province by enhancing the skills of individuals.

Offrir des initiatives stratégiques de formation et d'emploi qui sont financées par le gouvernement provincial et qui permettent d'accroître le potentiel de la population active en améliorant les compétences de la main-d'oeuvre.

TOTAL	13,910	TOTAL

CANADA-NEW BRUNSWICK WORKFORCE DEVELOPMENT AGREEMENT		ENTENTE CANADA-NOUVEAU-BRUNSWICK SUR LE DÉVELOPPEMENT DE LA MAIN-D'ŒUVRE

PROGRAM OBJECTIVES | | **OBJECTIFS DU PROGRAMME**

Enhance the labour market participation of individuals by providing expanded eligibility for programs and services. To increase the skill levels and employability of both employed and unemployed individuals of the New Brunswick labour market.

Améliorer la participation des personnes au marché du travail en élargissant l'admissibilité aux programmes et aux services. Augmenter les niveaux de compétences et d'employabilité des personnes occupant ou non un emploi sur le marché du travail du Nouveau-Brunswick.

TOTAL	18,945	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LABOUR MARKET DEVELOPMENT		DÉVELOPPEMENT DU MARCHÉ DU TRAVAIL

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Provide programs and services which develop the labour market and the human resource potential of the province. Offer strategic training and employment initiatives to enhance the skills of individuals. Support research, development and implementation of strategic labour market initiatives, as well as services enabling the delivery of these initiatives.

Fournir des programmes et services pour développer le marché du travail et le potentiel en ressources humaines de la province. Offrir des initiatives stratégiques de formation et d'emploi afin d'améliorer les compétences des gens. Soutenir la recherche, le développement et la mise en œuvre des projets stratégiques relatif au marché du travail, ainsi que de services permettant la réalisation de ces initiatives.

TOTAL   102,189   TOTAL

POPULATION GROWTH		CROISSANCE DÉMOGRAPHIQUE

PROGRAM OBJECTIVES

OBJECTIFS DU PROGRAMME

Implement policies to contribute to the demographic and economic growth of New Brunswick in the area of population growth.

Responsable de la mise en œuvre des politiques visant à contribuer à la croissance démographique et économique du Nouveau-Brunswick.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

POPULATION GROWTH   8,698   CROISSANCE DÉMOGRAPHIQUE

Support demographic growth through advancing immigration, settlement and retention activities as an economic support tool for New Brunswick.

Accroître la population et stimuler l'économie de la province en misant sur des activités susceptibles de promouvoir l'immigration, l'établissement et la rétention des immigrants dans la province et le rapatriement de Néo-Brunswickois.

Provide demographic related information and advice to departments on planning, policy development, interdepartmental coordination and intergovernmental relations.

Renseigner et conseiller les ministères sur les sujets suivants : planification, élaboration de politiques, coordination interministérielle et relations intergouvernementales liées à la croissance démographique.

Promote, implement and monitor immigration activities that attract and help integrate immigrants.

La Direction assure la promotion, la mise en œuvre et la surveillance des activités liées à l'immigration qui visent à attirer des immigrants et à les aider à intégrer.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR / MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POPULATION GROWTH (conitinued)		CROISSANCE DÉMOGRAPHIQUE (suite)
HUMAN RIGHTS COMMISSION	1,279	COMMISSION DES DROITS DE LA PERSONNE
Administer the *Human Rights Act* and advance equality of opportunity through public education programs and community development activities. The New Brunswick Human Rights Commission reports administratively to the Minister through the Assistant Deputy Minister of the Population Growth Division.		Appliquer la *Loi sur les droits de la personne* et promouvoir l'égalité des chances par des programmes d'éducation du publique et des activités de développement communautaire. La Commission des droits de la personne du Nouveau-Brunswick relève sur le plan administratif du ministre par entremise de la sous-ministre adjointe de la Division de la croissance démographique.
TOTAL	9,977	TOTAL
TOTAL - DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR	642,035	TOTAL - MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	641,988	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
2,000	2,000	Deferred Maintenance Program / Programme d'entretien reporté……………………………………………………	2,000
2,000	2,000	TOTAL……………………...…………………………………	2,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,925	2,700	Canada Student Loans / Régime canadien de prêts aux étudiants……………………………………………………	2,700
400	300	Library Trust Fund / Fonds en fiducie pour les bibliothèques..	300
575	382	Recoverable Projects / Projets à frais recouvrables………….	375
2,900	3,382	TOTAL………………………………………………………	3,375

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design College Admission Services / Collège d'artisanat et de design du Nouveau-Brunswick Service de l'admission collégiale	
1,381	1,529	Opening Balance / Solde d'ouverture…………………………	1,225
		Revenue / Recettes	
4,059	3,887	Operating Grant / Subvention de fonctionnement……………	4,110
1,843	2,196	Users / Utilisateurs…………………………………………	2,160
5,902	6,083	Total Revenue / Recettes globales……………………………	6,270
		Expenditures / Dépenses	
5,862	6,387	Total Expenditures / Dépenses globales………………………	6,505
1,421	1,225	Closing Balance / Solde de clôture……………………………	990
		TO BE VOTED / À VOTER…………………………………	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
65,000	65,000	Student Loan Advances / Avances de prêts aux étudiants……	69,900
65,000	65,000	TO BE VOTED / À VOTER…………………………………	69,900

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
7,049	7,049	Corporate Services / Services ministériels………………………	7,571
53,186	53,880	Community Safety Division / Division de la sécurité communautaire……………………………………………………	51,881
124,395	125,262	Law Enforcement and Inspections Division / Division des inspections et de l'application de la loi………………………	126,591
44,172	44,172	Security and Emergencies Division / Division des initiatives en matière de sécurité et d'urgence…………………	43,199
228,802	230,363	TOTAL - Gross Ordinary / Compte brute ordinaire……………	229,242

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE SERVICES		SERVICES MINISTÉRIELS

PROGRAM OBJECTIVES

To provide policy direction, management support and planning services necessary for the Department to achieve all its objectives.

PROGRAM COMPONENTS

ADMINISTRATIVE SERVICES	6,056	SERVICES ADMINISTRATIFS

Provides management support and advisory services related to human resources, financial services, information systems, facilities and equipment.

POLICY AND OPERATIONS SUPPORT	828	SOUTIEN STRATÉGIQUE ET OPÉRATIONNEL

Provides leadership and support in the identification, analysis, and development of program and policy initiatives. The branch also provides information and advice in support of legislation development, and federal / provincial / territorial relations. The branch administers the *Right to Information and Protection of Privacy Act* and the *Personal Health Information Privacy and Access Act* with respect to access to information and privacy.

PLANNING AND INNOVATION	687	PLANIFICATION ET INNOVATION

Supports the refinement and implementation of the department's Integrated Business Planning Cycle that incorporates strategic direction, employee engagement, internal communications, work planning, continuous improvement, performance measurement and an accountability framework.

TOTAL	7,571	TOTAL

OBJECTIFS DU PROGRAMME

Fournir l'orientation stratégique, le soutien administratif et les services de planification nécessaires à l'atteinte de tous les objectifs du Ministère.

ÉLÉMENTS DU PROGRAMME

Fournit du soutien administratif et des services consultatifs relativement aux ressources humaines, aux services financiers, aux systèmes d'information, aux installations et à l'équipement.

Assure un leadership et fournit son soutien pour cerner, évaluer et élaborer des projets de programmes et de politiques. Fournit également son savoir-faire et ses conseils pour appuyer l'élaboration des lois et des relations fédérales-provinciales-territoriales. Est responsable de l'application de la *Loi sur le droit à l'information et la protection de la vie privée* et de la *Loi sur l'accès et la protection en matière de renseignements personnels sur la santé* en ce qui concerne l'accès à l'information et de protection de la vie privée.

Est responsable de l'amélioration et de la mise en œuvre du cycle de planification intégré des activités du Ministère, qui comprend une orientation stratégique, la mobilisation des employés, la communication interne, la planification du travail, l'amélioration continue, l'évaluation du rendement et le cadre de responsabilisation.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE

PROGRAM OBJECTIVES

To ensure a safe society by providing services to those in conflict with the law; to care for and supervise those remanded or sentenced by the Courts through institutional and community-based services; to provide services to victims of crime; to coordinate and deliver integrated services with stakeholders and partners with a lens of crime prevention. To ensure community safety through regulation and licencing of Liquor, Gaming and Security, Motor Vehicles and Provincial Firearms.

OBJECTIFS DU PROGRAMME

Veiller à la sécurité de la société en fournissant des services aux contrevenants, en assurant la garde et la surveillance des personnes qui sont placées sous garde ou qui purgent une peine d'emprisonnement imposée par le tribunal, au moyen de services institutionnels et communautaires, en offrant des services aux victimes d'actes criminels, ainsi qu'en coordonnant et en assurant la prestation de services intégrés en collaboration avec les intervenants et partenaires dans une optique de prévention de la criminalité. Veiller à la sécurité communautaire par la réglementation et la délivrance de permis et licences dans le domaine des alcools, des jeux, des services de sécurité, des véhicules à moteur et des armes à feu dans la province.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

ADULT INSTITUTIONAL SERVICES	31,743	SERVICES DES ÉTABLISSEMENTS POUR ADULTES

Provides institutional-based care and custody services and provision of criminogenic rehabilitation programs and reintegration planning.

Fournit des services de garde et de détention en établissement et assure la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et de services de planification de la réintégration.

COMMUNITY SERVICES	8,321	SERVICES COMMUNAUTAIRES

Works to prevent and reduce crime and victimization through the provision of effective programs for justice-involved persons. These programs include Victim Services; diversion programs; rehabilitative case management and intervention for adults and youth sentenced to community correctional supervision; and open custody placements for youth.

Agit pour prévenir et réduire la criminalité et les préjudices subis par les victimes en fournissant des programmes efficaces à l'intention des personnes qui ont des démêlés avec la justice. Ces programmes comprennent les services aux victimes, les programmes de déjudiciarisation, les services de gestion de cas de réhabilitation et les services d'intervention auprès des adultes et des adolescents condamnés à une forme de surveillance correctionnelle dans la collectivité, ainsi que les services de placement sous garde en milieu ouvert pour les adolescents.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued) / DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)

YOUTH INSTITUTIONAL AND RESIDENTIAL SERVICES — 4,464 — SERVICES RÉSIDENTIELS ET EN ÉTABLISSEMENT POUR JEUNES CONTREVENANTS

Provides institution and residence-based care and custody services as well as the provision of criminogenic rehabilitation programs and reintegration planning for youth offenders.

Fournit des services de garde et de détention résidentiels et en établissement et assure la prestation de programmes de réhabilitation axés sur les facteurs criminogènes et la planification de la réintégration des jeunes contrevenants.

CRIME PREVENTION — 219 — DIRECTION DE LA PRÉVENTION DE LA CRIMINALITÉ

Prevents crime and victimization and increases efficiencies by improving crime prevention policy and practice through the development and promotion of evidence-based, cost-effective approaches while fostering collaborative multi-sector partnerships.

Prévient la criminalité et les préjudices subis par les victimes et augmente l'efficacité en améliorant les politiques et les pratiques de prévention de la criminalité par l'élaboration et la promotion de démarches rentables fondées sur des données probantes tout en encourageant les partenariats multisectoriels de collaboration.

GAMING CONTROL BRANCH — 2,123 — DIRECTION DE LA RÉGLEMENTATION DES JEUX

Licenses and regulates charitable gaming and registers and monitors those who provide casino and video lottery gaming to ensure compliance with the *Gaming Control Act* and ensure the integrity of gaming in New Brunswick. The branch is also responsible for licensing and inspections under liquor, security and tobacco legislation.

Veille à la réglementation et à la délivrance de permis et de licences dans le domaine des loteries et des jeux de bienfaisance, et inscrit et surveille les fournisseurs de jeux de casino et de jeux de loterie vidéo pour assurer le respect de la *Loi sur la réglementation des jeux* et l'intégrité des jeux au Nouveau-Brunswick. Est également responsable de la délivrance des permis et licences et des inspections en vertu des lois sur l'alcool, les services de sécurité et le tabac.

MOTOR VEHICLE — 4,176 — DIRECTION DES VÉHICULES À MOTEUR

Provides all services related to motor vehicles including licensing, registration and highway safety.

Fournit tous les services reliés aux véhicules à moteur, y compris les services de délivrance de permis et de licences, d'immatriculation et de sécurité routière.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

COMMUNITY SAFETY DIVISION (continued)		DIVISION DE LA SÉCURITÉ COMMUNAUTAIRE (suite)
FIREARMS	835	CONTRÔLE DES ARMES À FEU

Supports safe communities and responsible firearm ownership by controlling the ownership, purchase, movement and use of firearms within New Brunswick through the administration of federal firearms legislation.

Contribue à la sécurité des collectivités et appuie la possession responsable d'armes à feu en se chargeant de la gestion des dispositions législatives fédérales sur les armes à feu pour assurer le contrôle de la propriété, de l'achat, du déplacement et de l'utilisation des armes à feu au Nouveau-Brunswick.

TOTAL	51,881	TOTAL

LAW ENFORCEMENT AND INSPECTIONS DIVISION	DIVISION DES INSPECTIONS ET DE L'APPLICATION DE LA LOI

PROGRAM OBJECTIVES

To deliver inspection and enforcement services that make highways, communities and off-road trails safer; conduct fire plan reviews and fire inspections and investigations, provincial fire reporting and investigations; administer provincial policing standards and policing contracts, and develop and promote provincial policies, standards, agreements and collaborative partnerships that foster strong and consistent approaches in the delivery of services throughout New Brunswick. The division also provides expertise in electrical, plumbing, elevator and boiler and pressure vessel. Through the Office of the Coroner, it investigates all sudden and unexpected deaths in pursuit of preventing non-natural deaths.

OBJECTIFS DU PROGRAMME

Fournit des services d'inspection et d'application de la loi qui rendent nos routes, nos collectivités et nos sentiers hors route plus sécuritaires en examinant les plans de sécurité-incendie, en menant les enquêtes et les inspections relatives aux incendies, en rédigeant les rapports d'incendie et en effectuant les enquêtes provinciales sur les incendies, en gérant les normes de police et les contrats de police dans la province et en s'occupant de l'élaboration et de la promotion de politiques, de normes, d'ententes et de partenariats de collaboration provinciaux qui favorisent des approches solides et uniformes dans la prestation de services partout au Nouveau-Brunswick. Offre de l'expertise au chapitre des services d'électricité, de plomberie, d'ascenseurs, de chaudières et d'appareils à pression. Par l'intermédiaire du Bureau du coroner en chef, enquête sur tous les décès soudains et inattendus afin de prévenir les décès dus à des causes non naturelles.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LAW ENFORCEMENT AND INSPECTIONS DIVISION (continued)		DIVISION DES INSPECTIONS ET DE L'APPLICATION DE LA LOI (suite)	

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF THE FIRE MARSHAL	2,008	BUREAU DU PRÉVÔT DES INCENDIES	

Carries out the provision of the *Fire Prevention Act* , delivers fire prevention and protection programs, and works with fire departments, municipalities and partner organizations to promote fire safety.

Veille à l'application des dispositions de la *Loi sur la prévention des incendies* , voit à la prestation de programmes sur la prévention des incendies et la protection contre les incendies et collabore avec les services d'incendie, les municipalités et les organismes partenaires afin de promouvoir la sécurité incendie.

POLICING CONTRACT MANAGEMENT	90,837	GESTION DES CONTRATS DE POLICE	

Under the terms of the Provincial Police Service Agreement between New Brunswick and Canada, the RCMP serves as the Provincial Police Service. The Service covers areas of provincial responsibility as well as the policing requirements of the majority of municipalities and local service districts (LSDs). The Province administers and oversees the Agreement and holds sub-agreements with communities to recover the costs incurred on their behalf.

En vertu des dispositions de l'Entente sur les services de police provinciaux conclue entre le gouvernement du Nouveau-Brunswick et le gouvernement fédéral, la GRC est le service de police provincial du Nouveau-Brunswick. La GRC se charge des territoires de responsabilité provinciale, ainsi que de la majorité des municipalités et des districts de services locaux. Le gouvernement provincial s'occupe de la gestion et de la coordination de l'Entente et conclut des ententes auxiliaires avec des collectivités afin de recouvrer les coûts engagés pour leur compte.

Policing services to municipalities	23,879	Services de police fournis aux municipalités	23 879
Policing services to LSDs	48,222	Services de police fournis aux DSL	48 222
Policing services under Provincial responsibility	18,736	Services de police fournis aux territoires de responsabilité provinciale	18 736
POLICING STANDARDS	475	NORMES DE POLICE	

Prevents and reduces crime and victimization through the coordination of effective and efficient policing services and evidence-based programs by developing and promoting provincial policies, standards, agreements and collaborative partnerships to ensure the delivery of consistent and standardized police services throughout New Brunswick.

Prévient et réduit la criminalité et les préjudices subis par les victimes par la coordination de services de police efficaces et efficients et par la prestation de programmes fondés sur des données probantes au moyen de l'élaboration et de la promotion de politiques, de normes, d'ententes et de partenariats de collaboration provinciaux qui garantissent la prestation de services de police uniformes et normalisés dans l'ensemble du Nouveau-Brunswick.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LAW ENFORCEMENT AND INSPECTIONS DIVISION (continued)		DIVISION DES INSPECTIONS ET DE L'APPLICATION DE LA LOI (suite)
CORONER	2,296	CORONERS

An independent and publicly accountable investigation of death agency. The Coroner conducts investigations on all suspicious or questionable deaths and conducts inquests as may be required in the public interest.		Organisme indépendant de responsabilité publique chargé d'enquêter sur les décès. Mène des enquêtes sur tous les cas de mort suspecte et des enquêtes au besoin dans l'intérêt du public.

INSPECTION AND ENFORCEMENT SERVICES	16,875	SERVICES DES INSPECTIONS ET DE L'APPLICATION DE LA LOI

Provides education, inspection, compliance and enforcement functions under Provincial and Federal Acts to make our people and communities safer and more secure. Peace officers with special constable appointment within the Branch provide services to the trucking industry, forestry sector, hunters, fishermen, off-road enthusiasts, the motoring public, various licensees and New Brunswickers. The division is also responsible for enforcing the *Public Health Act* in areas including food safety, environmental health, recreational and institutional sanitation, water quality, emergency preparedness and communicable disease control. Through inspection and monitoring, they work to protect the public from health hazards, reduce risk, maintain healthy environments and reduce the incidence of disease.

Exerce des fonctions de sensibilisation, d'inspection, de conformité et d'application des lois en vertu de dispositions législatives provinciales et fédérales pour accroître la sûreté et la sécurité de la population et des collectivités. Les agents de la paix qui sont nommés à titre de constables spéciaux et qui œuvrent au sein de la Direction fournissent des services à l'industrie du transport routier, au secteur forestier, aux chasseurs et aux pêcheurs, aux adeptes des véhicules hors route, aux automobilistes, aux divers titulaires de licences et de permis et aux Néo-Brunswickois. La Division est également responsable de l'application de la *Loi sur la santé publique* dans des domaines comme la salubrité alimentaire, l'hygiène du milieu, l'hygiène publique en milieux récréatif et institutionnel, la qualité de l'eau, la préparation aux situations d'urgence et la lutte contre les maladies transmissibles. Elle fournit des services d'inspection et de surveillance pour protéger le public des risques pour la santé, réduire les risques, maintenir des milieux sains et réduire l'incidence des maladies.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

LAW ENFORCEMENT AND INSPECTIONS DIVISION (continued)		DIVISION DES INSPECTIONS ET DE L'APPLICATION DE LA LOI (suite)
TECHNICAL INSPECTION SERVICES	4,830	SERVICES D'INSPECTION TECHNIQUE
Responsible for regulating the safe design, fabrication, installation and operation of electrical, plumbing, propane, natural and medical gas systems, boilers, pressure vessels, elevating devices and amusement rides, as well as plan review and inspections relating to fire safety.		Responsable de la réglementation concernant la conception, la fabrication, la mise en place et le fonctionnement sécuritaires des installations électriques et de plomberie, des installations au gaz propane, naturel et à usage médical, des chaudières, des appareils à pression, des appareils élévateurs et des manèges, en plus de veiller à l'examen des plans et aux inspections de sécurité-incendie.
SHERIFF SERVICES	9,270	SERVICES DES SHÉRIFS
Provides court security for all Courthouse locations in accordance with the *Court Security Act* , detainees security (transportation, escort and detention supervision), jury management, document service and court orders execution (Seizure and Sale, Evictions and Warrants of Arrest). Sheriffs also perform peace officer duties as prescribed by over 80 Federal and Provincial Statutes.		Veille à la sécurité dans tous les tribunaux conformément à la *Loi sur la sécurité dans les tribunaux* , à la sécurité des détenus (transport, escorte et supervision de la détention), à la gestion des jurys, à la signification des documents et à l'exécution des ordonnances du tribunal (saisie et vente, expulsions et mandats d'arrestation). Assume également les fonctions d'agent de la paix prescrites par plus de 80 lois fédérales et provinciales.
TOTAL	126,591	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SECURITY AND EMERGENCIES DIVISION

DIVISION DES INITIATIVES EN MATIÈRE DE SÉCURITÉ ET D'URGENCE

PROGRAM OBJECTIVES

To ensure a safe and secure society by providing coordination, policy advice and services regarding 911, emergency management and public security in partnership with stakeholders and partners.

OBJECTIFS DU PROGRAMME

Veiller à la sécurité et à la sûreté de la société en fournissant des services de coordination et de conseil stratégique ainsi que des services concernant le 911, la gestion des urgences et la sécurité publique en partenariat avec les intervenants et les partenaires.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OFFICE OF THE PROVINCIAL SECURITY ADVISOR 932

BUREAU DU CONSEILLER PROVINCIAL EN MATIÈRE DE SÉCURITÉ

Responsible for the provision of security advice and services to Government and internal / external stakeholders in order to reduce threats and risks to services, networks, critical infrastructure (CI), assets and persons critical to New Brunswick's security, safety and economy, from deliberate, accidental and natural acts or events. The Office establishes and maintains close relationships with provincial, national and international stakeholders to encourage and promote the sharing of critical security intelligence and information to support an awareness and assessment of potential threats, risks and vulnerabilities. It also protects critical infrastructure and enhances partnerships with CI owner / operators in the energy, information, communications and telecommunication, food and food distribution, transportation and other CI sectors.

Est responsable de la fourniture au gouvernement et à des intervenants internes et externes de services et d'avis en matière de sécurité visant à réduire les menaces et les risques que des actes ou événements délibérés, accidentels ou naturels peuvent faire peser sur les services, les réseaux, les infrastructures essentielles ainsi que les personnes et les biens essentiels à la sécurité, à la sûreté et à l'économie du Nouveau-Brunswick. Le Bureau établit et entretient des relations étroites avec des intervenants provinciaux, nationaux et internationaux pour encourager et promouvoir l'échange d'informations et de renseignements essentiels pour la sécurité afin d'appuyer la prise de conscience et l'évaluation des vulnérabilités, des menaces et des risques potentiels. Il protège également les infrastructures essentielles et renforce les partenariats avec les propriétaires et les exploitants de ces infrastructures dans les secteurs de l'énergie, de l'information, des communications, des télécommunications, des aliments et de la distribution alimentaire, des transports et autres.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SECURITY AND EMERGENCIES DIVISION (continued)		DIVISION DES INITIATIVES EN MATIÈRE DE SÉCURITÉ ET D'URGENCE (suite)
EMERGENCY MEASURES ORGANIZATION	3,202	ORGANISATION DES MESURES D'URGENCE
Provides advice, training and service coordination in relation to Emergency Services through the NB Emergency Measures Organization.		Fournit des avis, de la formation et la coordination de services en lien avec les services d'urgence par l'intermédiaire de l'Organisation des mesures d'urgence du Nouveau-Brunswick.
DISASTER FINANCIAL ASSISTANCE PROGRAM	39,065	PROGRAMME D'AIDE FINANCIÈRE EN CAS DE CATASTROPHE
The Provincial Disaster Financial Assistance (DFA) Program provides a mechanism for government to assist property owners, small businesses and municipalities with response, recovery and post-disaster mitigation costs.		Le Programme d'aide financière en cas de catastrophe établit un mécanisme dans le cadre duquel le gouvernement aide les propriétaires fonciers, les petites entreprises et les municipalités à payer les coûts liés à l'intervention, au rétablissement et à l'atténuation des répercussions à la suite d'une catastrophe.
TOTAL	43,199	TOTAL
TOTAL - DEPARTMENT OF PUBLIC SAFETY	229,242	TOTAL - MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	229,195	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
1,500	3,187	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux…………………………………	2,552
300	300	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies……………...…………………………………	290
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité…………………………………	207
1,804	2,045	Victim Services Account / Compte pour les services aux victimes……………………………………………………	1,799
6,668	5,539	NB 911 Service Fund / Fonds pour le service d'urgence NB 911……………………………………………………	7,510
639	881	Crime Prevention / Prévention de la criminalité………………	1,157
11,118	12,159	TOTAL……………………………………………………	13,515

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
66,995	55,995	Development Projects and Operations / Projets et activités de développement……………………………………………	65,465
66,995	55,995	TOTAL - Gross Ordinary / Compte brute ordinaire……………	65,465

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

DEVELOPMENT PROJECTS AND OPERATIONS		PROJETS ET ACTIVITÉS DE DÉVELOPPEMENT
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To negotiate, coordinate and evaluate provincial and federal-provincial projects and initiatives.		Négocier, coordonner et évaluer des initiatives et des projets provinciaux et fédéraux-provinciaux.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
DEVELOPMENT INITIATIVES	44,980	INITIATIVES DE DÉVELOPPEMENT
Provide funding to develop, diversify, and grow the economy, communities and infrastructure, focused on Northern New Brunswick. These funds are provided under the Northern New Brunswick Economic Development and Innovation Fund and the Miramichi Regional Economic Development and Innovation Fund. Development initiatives also include Investment in Innovation and the Total Development Fund.		Fournir un financement pour développer, diversifier et faire croître l'économie, les collectivités et l'infrastructure, en ciblant le nord du Nouveau-Brunswick. Ce financement provient du Fonds de développement économique et d'innovation pour le nord du Nouveau-Brunswick et le Fonds de développement économique et d'innovation pour la région de Miramichi. Les initiatives de développement comprennent également l'Investissement en innovation et le Fonds de développement total.
COMMUNITY INITIATIVES	18,260	INITIATIVES COMMUNAUTAIRES
Provide funding for community-based initiatives and projects.		Pourvoir au financement d'initiatives et de projets communautaires.
MANAGED AGREEMENTS AND ADMINISTRATION	2,225	GESTION DES ENTENTES ET ADMINISTRATION
Provide for projects, initiatives and operations of the Regional Development Corporation.		Pourvoir aux projets, initiatives et activités de la Société de développement régional.
TOTAL - REGIONAL DEVELOPMENT CORPORATION	65,465	TOTAL - SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
TO BE VOTED	65,465	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
5,000	5,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée.........	10,000
4,500	4,500	Canada - New Brunswick New Building Canada Fund - Small Communities Fund / Canada - Nouveau-Brunswick Nouveau Fonds Chantiers Canada - Fonds des petites collectivités..........	2,500
38,300	38,300	Strategic Infrastructure Initiative / Initiative en matière d'infrastructure stratégique.............................	27,500
47,800	47,800	TOTAL...	40,000

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		Regional Development Corporation Special Operating Agency / Société de développement régional - Organisme de service spécial	
37,595	41,268	Opening Balance / Solde d'ouverture...	45,867
		Revenue / Recettes	
9,700	9,700	Revenue - Provincial Government Sources / Recettes - Provenant du gouvernement provincial…………………………	12,500
80,424	123,465	Revenue - Federal Government Sources / Recettes - Provenant du gouvernement fédéral…………………	88,277
90,124	133,165	Total Revenue / Recettes globales...	100,777
		Expenditures / Dépenses	
4,034	780	Other Special Initiatives / Autres projects spéciaux……………	3,984
40,400	76,000	Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence………………	54,500
11,000	9,500	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités………	7,000
964	574	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles……………………	0
18,520	20,374	Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées………………………………………	4,000
10,000	10,000	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée………	20,000
0	638	Canada-New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour l'infrastructure du transport en commun…………………………	0

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
12,908	10,000	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone……………………………………………………	15,500
1,400	700	Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique……	1,600
99,226	128,566	Total Expenditure / Dépenses globales......................................	106,584
28,493	45,867	Closing Balance / Solde de clôture..	40,060
		TO BE VOTED / À VOTER………………………………….…	0

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
4,000	3,785	Financial assistance under the Northern New Brunswick Economic Development and Innovation Fund Loan Program / Aide financière provenant du Programme de prêts du Fonds de développement économique et d'innovation pour le Nord du Nouveau-Brunswick…....................	4,000
1,000	0	Financial assistance under the Miramichi Regional Economic Development and Innovation Fund Loan Program / Aide financière provenant du Programme de prêts du Fonds de développement économique et d'innovation pour la région de Miramichi…................................	1,000
5,000	3,785	TOTAL……………………………………………………………	5,000
		TO BE VOTED / À VOTER………………………………….…	5,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
669,900	644,500	Interest, Exchange, Amortization and Expenses / Intérêt, change, amortissement et dépenses………………………………	624,800
7,100	6,500	Interest on Capital Leases / Intérêts sur les contrats de location-acquisition…………………………………………………	6,200
677,000	651,000	TOTAL - Gross Ordinary / Compte brute ordinaire……………	631,000

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
SERVICE OF THE PUBLIC DEBT / SERVICE DE LA DETTE PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SERVICE OF THE PUBLIC DEBT		SERVICE DE LA DETTE PUBLIQUE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To service the Province's debt by paying interest, exchange, amortization and other debt management expenses.		Assurer le paiement des frais relatifs à l'intérêt, au change et à l'amortissement, ainsi que des autres dépenses de gestion de la dette.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
INTEREST, EXCHANGE, AMORTIZATION AND EXPENSES	624,800	INTÉRÊT, CHANGE, AMORTISSEMENT ET DÉPENSES
INTEREST ON CAPITAL LEASES	6,200	INTÉRÊTS SUR LES CONTRATS DE LOCATION-ACQUISITION
TOTAL	631,000	TOTAL
TOTAL - SERVICE OF THE PUBLIC DEBT	631,000	TOTAL - SERVICE DE LA DETTE PUBLIQUE
Less amounts authorized by law	624,800	Moins crédits autorisés par la loi
TO BE VOTED	6,200	À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
10,565	12,165	Corporate and Other Services / Services généraux et autres……	9,887
728,911	718,811	Seniors and Long Term Care / Aînés et soins de longue durée……	746,378
135,451	147,751	Child Welfare and Youth Services / Services de bien-être á l'enfance et á la jeunesse……	144,166
229,800	229,400	Income Security / Sécurité du revenu……	235,301
91,423	91,423	Housing Services / Services d'habitation……	97,598
37,783	34,383	Other Benefits / Autres prestations……	55,783
1,233,933	1,233,933	TOTAL - Gross Ordinary / Compte brute ordinaire……	1,289,113

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CORPORATE AND OTHER SERVICES		SERVICES GÉNÉRAUX ET AUTRES
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide strategic leadership and support including planning, design, and monitoring of departmental programs.		Fournir une direction stratégique et un soutien comprenant la planification, la conception et la gestion de la qualité aux programmes ministériels.
TOTAL	9,887	TOTAL
SENIORS AND LONG TERM CARE		AÎNÉS ET SOINS DE LONGUE DURÉE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To improve personal and social functioning and support independent living through a range of community based services and develop initiatives around aging and aging care.		Favoriser chez les clients meilleur fonctionnement personnel et social ainsi qu'un mode ve vie autonome par le biasis d'une gamme de services communautaires et développé les initiatives concernant le vieillissement et les soins pour les aînés.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
SENIORS AND LONG TERM CARE	187,798	AÎNÉS ET SOINS DE LONGUE DURÉE
Provision of programs and services for seniors including adult protection, long term care, home support, adult residential facilities, and day centers for adults.		Fournir des programmes et services pour les aînés incluant la protection des adultes, des soins de longue durée, de soutien à domicile, les établissements résidentiels pour des adultes, et les centres de jour pour des adultes.
SENIORS AND HEALTHY AGING SECRETARIAT	900	SECRÉTARIAT DES AINÉS ET DU VIEILLISSEMENT EN SANTÉ
Coordination and oversight of the implementation of the Aging Strategy as well as the central alignment, coordination and liaison for matters related to seniors and healthy aging within government.		Coordination et surveillance de la mise en œuvre de la stratégie sur le vieillissement, ainsi que point central de l'harmonisation, de la coordination et de la liaison pour les questions liées aux aînés et au vieillissement en santé au sein du gouvernement.
NURSING HOME SERVICES	367,558	SERVICES DES FOYERS DE SOINS
Provision of the Province's Nursing Home Program.		Assurer le programme provincial des foyers de soins.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

SENIORS AND LONG TERM CARE (continued)		AÎNÉS ET SOINS DE LONGUE DURÉE (suite)
DISABILITY SUPPORT SERVICES	190,122	SERVICES DE SOUTIEN AUX PERSONNES AYANT UN HANDICAP
Provision of support services for persons with disabilities that will assist in meeting their individual needs.		Fournir des services de soutien aux personnes ayant un handicap qui les aideront à répondre à leurs besoins individuels.
TOTAL	746,378	TOTAL

CHILD WELFARE AND YOUTH SERVICES		SERVICES DE BIEN-ÊTRE Á L'ENFANCE ET Á LA JEUNESSE
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To improve personal and social functioning through the provision of Child Welfare Services.		Améliorer le fonctionnement personnel et social par l'entremise des Services de bien-être à l'enfance.
TOTAL	144,166	TOTAL

INCOME SECURITY		SÉCURITÉ DU REVENU
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To provide individuals and families in need with financial benefits and, where appropriate, with self-sufficiency program services to enhance their potential for employment.		Fournir aux personnes et aux familles dans le besoin des prestations financières et, s'il y a lieu, les services du programme d'autosuffisance visant à améliorer leur aptitude au travail.
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**
TRANSITIONAL ASSISTANCE PROGRAM AND EXTENDED BENEFITS PROGRAM	172,044	PROGRAMME D'ASSISTANCE TRANSITOIRE ET PROGRAMME DE PRESTATIONS PROLONGÉES
Provision of assistance for families and individuals who have the potential to achieve self-sufficiency and provision of assistance to those clients who, because of disability, have a longer-term predictable need for financial support.		Fournir un soutien aux familles et aux personnes susceptibles de parvenir à l'autosuffisance et aider les clients qui, en raison d'un handicap, ont besoin d'un soutien financier prévisible à plus long terme.

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

INCOME SECURITY (continued)		SÉCURITÉ DU REVENU (suite)
SUPPORT SERVICES	63,257	SERVICES DE SOUTIEN

Provision of support services includes: basic health services, including dental services, vision services, and medical equipment and supplies; supplementary and emergency financial assistance for individuals and families; establishment of individualized case plans to remove barriers to employability and to provide opportunities that enhance the potential for labour market attachment.		Compris dans les services de soutien sont: des services de santé élémentaires comprenant soins dentaires, soins de la vue, fournitures et appareils médicaux; une aide financière supplémentaire ou d'urgence aux personnes et aux familles admissibles; établir des plans d'intervention personnalisés pour cerner et éliminer les obstacles à l'emploi et pour offrir des possibilités visant à augmenter les chances d'intégrer le marché du travail.
TOTAL	235,301	TOTAL

HOUSING SERVICES		SERVICES D'HABITATION
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**
To assist households in need to obtain affordable, suitable and adequate housing through several programs such as property management, subsidized rental assistance, repair assistance to rehabilitate or improve their dwellings and provide financial assistance to existing homeowner clients.		Aider les ménages dans le besoin à accéder à un logement adéquat, convenable et abordable au travers de plusieurs programmes comme la gestion immobilière, l'aide au logement subventionnée, l'aide aux réparations afin de remettre en état ou à améliorer leur logement et fournir de l'aide financière aux clients propriétaires.
TOTAL	97,598	TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

OTHER BENEFITS / AUTRES PRESTATIONS

PROGRAM OBJECTIVES

To provide financial assistance to support seniors and low-income families with children under 18 years and to low-income households to help offset or reduce energy costs. Assistance is provided through programs such as the Home Energy Assistance Program, Low Income Seniors' Benefit, Child Tax Benefit and Working Income Supplement, and the Healthy Seniors' Pilot Project.

OBJECTIFS DU PROGRAMME

Fournir une aide financière pour soutenir les aînés et les familles à faible revenu ayant des enfants de moins de 18 ans ainsi qu'aux ménages à faible revenu pour aider à compenser ou à réduire leurs coûts énergétiques. L'aide est fournie par des programmes tels que le Programme d'aide pour l'énergie domestique, Prestation pour personnes âgées à faible revenu, Prestation fiscale pour enfants et supplément au revenue gagné et le Projet pilote d'aînés en santé.

TOTAL	55,783	TOTAL
TOTAL - DEPARTMENT OF SOCIAL DEVELOPMENT	1,289,113	TOTAL - MINISTÈRE DU DÉVELOPPEMENT SOCIAL
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	1,289,066	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
9,000	9,000	Nursing Home Services - Capital Improvements / Services des foyers de soins - Amélioration des biens immobiliers……………………………………………………	9,000
3,000	3,000	Nursing Home Services - Capital Maintenance / Services des foyers de soins - Entretien……………………………	3,000
12,000	12,000	TOTAL.…………………………………………………	12,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
4,000	6,165	CMHC Funding Account / Compte de financement de la SCHL……………………………………………………………	2,665
4,000	6,165	TOTAL……………………...…………………………………	2,665

LOANS AND ADVANCES / PRÊTS ET AVANCES

		PROGRAM / PROGRAMME	
3,224	2,424	Housing / Habitation……………………………...………………	3,224
3,224	2,424	TO BE VOTED / À VOTER…………………………………………	3,224

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
3,203	3,401	Administration / Administration……………………………	2,703
11,344	12,263	Parks and Attractions / Parcs et attractions…………………….	12,996
6,614	6,415	Sport and Recreation / Sport et loisirs…………………………	6,541
20,364	20,099	Culture, Heritage and Archaeology / Culture, patrimoine et archéologie…………………...…………………………	20,321
12,753	12,364	Tourism / Tourisme…………………………………………	11,825
54,278	54,542	TOTAL - Gross Ordinary / Compte brute ordinaire………….	54,386

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall direction and support to the
department's programs.

PROGRAM COMPONENT

ADMINISTRATION

Supports the department by providing executive
management, finance, human resources,
administration, process management, information
management and technology, strategic planning
and policy.

TOTAL 2,703

PARKS AND ATTRACTIONS

PROGRAM OBJECTIVES

To act as steward for provincial parks and to play
a significant role in supporting other tourism
facilities that are either operated or supported by
the Province.

PROGRAM COMPONENTS

PARKS AND ATTRACTIONS 12,996

The Parks and Attractions Branch is responsible
for the overall management and operation of
provincial parks and attractions. All provincial
parks are dedicated to the people of the province
and others who may use them for their healthful
enjoyment and education, and shall be maintained
for the benefit of future generations.

Parks and Attractions 13,080

Recovered by chargeback (84)

TOTAL 12,996

ADMINISTRATION

OBJECTIFS DU PROGRAMME

Fournir une orientation générale et un soutien au
Ministère en matière de programmes.

ÉLÉMENT DU PROGRAMME

ADMINISTRATION

Offre des services de soutien au Ministère en matière
de gestion supérieure, de finances, de ressources
humaines, d'administration, de gestion des processus,
de gestion de l'information et de technologie, de
planification stratégique et de politiques.

TOTAL

PARCS ET ATTRACTIONS

OBJECTIFS DU PROGRAMME

Agir en tant que gardien des parcs provinciaux et de
jouer un rôle important dans le soutien d'autres
installations touristiques qui sont soit exploitées ou
prises en charge par la province.

ÉLÉMENTS DU PROGRAMME

PARCS ET ATTRACTIONS

La Direction des parcs et des attractions est
responsable de la gestion globale et de l'exploitation
des attractions et des parcs provinciaux. Tous les
parcs provinciaux sont dédiés à la population de la
province et toutes autres personnes qui peuvent les
utiliser pour leur plaisir et de l'éducation saine, et
doivent être maintenus au profit des générations
futures.

Parcs et attractions 13 080

Récupération par facturation (84)

TOTAL

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

| SPORT AND RECREATION | | SPORT ET LOISIRS |

PROGRAM OBJECTIVES

To provide leadership and resources to increase sport, recreation and active living opportunities for all New Brunswickers to improve the well-being and the quality of life for all.

OBJECTIFS DU PROGRAMME

Jouer un rôle de premier plan et fournir des ressources en vue d'offrir aux Néo-Brunswickois davantage de possibilités de sport, de loisirs et de vie active afin d'améliorer le bien-être et la qualité de vie de tous.

PROGRAM COMPONENT

SPORT AND RECREATION

The Sport and Recreation Branch provides strategic leadership and support to strengthen Sport and Recreation in New Brunswick and promote participation, foster development and celebrate excellence. A network of regional offices supports the delivery of community-based sport, recreation and physical activity programs and services.

ÉLÉMENT DU PROGRAMME

SPORT ET LOISIRS

La Direction de sport et loisirs assume un rôle stratégique de premier plan et fourni un soutien stratégique afin de renforcer le sport et les loisirs au Nouveau-Brunswick et de promouvoir la participation, de stimuler le développement et de célébrer l'excellence. Un réseau de bureaux régionaux appuie la prestation de programmes et de services communautaires de sport, de loisirs et d'activité physique.

TOTAL 6,541 TOTAL

CULTURE, HERITAGE AND ARCHAEOLOGY | | CULTURE, PATRIMOINE ET ARCHÉOLOGIE

PROGRAM OBJECTIVES

The Culture, Heritage and Archaeology Division supports economic growth and fosters pride of place through the conservation, development, promotion and nurturing of our heritage, the arts and our cultural industries.

OBJECTIFS DU PROGRAMME

La Direction de la culture, patrimoine et archéologie appuie le développement économique et suscite un sentiment de fierté dans la province grâce à la préservation, à la mise en valeur, à la promotion et au soutien du patrimoine, des arts et des industries culturelles du Nouveau-Brunswick.

PROGRAM COMPONENTS

ARTS AND CULTURAL INDUSTRIES 10,693 ARTS ET INDUSTRIES CULTURELLES

The Arts and Cultural Industries Branch provides leadership for the development, implementation and monitoring of government programs, policies and strategies supporting the arts and cultural industries in the province.

ÉLÉMENTS DU PROGRAMME

La Direction des arts et des industries culturelles dirige l'élaboration, la mise en œuvre et le suivi des politiques, des stratégies et des programmes gouvernementaux appuyant les arts et les industries culturelles de la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

CULTURE, HERITAGE AND ARCHAEOLOGY (continued)		CULTURE, PATRIMOINE ET ARCHÉOLOGIE (suite)
HERITAGE	8,920	PATRIMOINE
The Heritage Branch facilitates the promotion, awareness, understanding, conservation and preservation of New Brunswick's human and natural heritage resources for present and future generations.		La Direction du patrimoine contribue à la promotion, à la compréhension, à la conservation et à la préservation des ressources patrimoniales naturelles et humaines du Nouveau-Brunswick pour les générations actuelles et futures en favorisant la sensibilisation à cet égard.
ARCHAEOLOGICAL SERVICES	708	SERVICES D'ARCHÉOLOGIE
The Archaeological Services Branch provides comprehensive cultural resource management of the province's archaeological heritage.		L'Unité des services d'archéologie assure la gestion complète des ressources culturelles du patrimoine archéologique de la province.
TOTAL	20,321	TOTAL

TOURISM		TOURISME

PROGRAM OBJECTIVES

To provide leadership in the development and implementation of innovative experiential products, multi-channel marketing and sales campaigns, social media community management, visitor counselling, and travel media strategies in order to meet the objectives of the Tourism Strategy.

OBJECTIFS DU PROGRAMME

Jouer un rôle de chef de file dans la création et la mise en oeuvre de produits expérientiels novateurs et de campagnes multimodales de marketing et de ventes, la gestion de la communauté des médias sociaux, la prestation de conseils aux visiteurs et la conception de stratégies visant les médias touristiques afin d'atteindre les objectifs de la Stratégie touristique.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

DESTINATION MARKETING AND SALES

10,608

MARKETING DE DESTINATIONS ET VENTES

The Destination Marketing and Sales Branch develops and implements an integrated marketing and sales approach in target national & international markets. The branch communicates to the target visitor through innovative, integrated, technology driven solutions - speaking to the potential visitor where they are, providing the information they need, regardless of device. The branch is responsible for developing campaigns to inspire travelers to choose New Brunswick over competing destinations and its current owned assets include: a responsive website, social media communities and a network of visitor information centers. The branch has a focus on building "business to business" relationships/partnerships with travel influencers that have the ability to drive visitation and business to New Brunswick's tourism industry. The branch is responsible for positioning and promoting New Brunswick as a tourism destination through travel trade channels. The branch is responsible for engaging media outlets, journalists and travel influencers, resulting in media coverage, increasing the profile of New Brunswick, and ultimately encouraging visitation to New Brunswick from our target markets.

La Direction du marketing de destinations et des ventes élabore et met en œuvre une méthode intégrée de marketing et de vente axée sur les marchés national et international. La Direction communique avec les visiteurs ciblés au moyen de solutions innovantes, intégrées et axées sur la technologie, leur fournissant toute l'information dont ils ont besoin, peu importe où ils se trouvent et les dispositifs électroniques qu'ils utilisent. Elle est chargée de créer des campagnes visant à inciter les touristes à privilégier le Nouveau-Brunswick par rapport aux destinations concurrentes, notamment par l'intermédiaire de son site Web réactif, de ses comptes de médias sociaux et de son réseau de centres d'information aux visiteurs. Elle se concentre sur l'établissement de relations ou de partenariats interopérationnels avec des influenceurs touristiques capables de stimuler le tourisme et les affaires pour l'industrie touristique du Nouveau-Brunswick. Elle s'occupe de positionner et de promouvoir le Nouveau-Brunswick en tant que destination touristique par l'intermédiaire de l'industrie. Par ailleurs, elle est chargée de mobiliser les médias, les journalistes et les influenceurs touristiques de manière à obtenir une couverture médiatique et à accroître la visibilité du Nouveau-Brunswick, ce qui aura pour effet d'encourager nos marchés cibles à visiter la province.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

TOURISM (continued)		TOURISME (suite)

PROGRAM COMPONENTS   **ÉLÉMENTS DU PROGRAMME**

PRODUCT INNOVATION	1,217	INNOVATION DANS LES PRODUITS

The Product Innovation branch focuses on researching, analyzing and testing innovative product concepts. The branch plays a key role in bringing a heightened level of entrepreneurship and innovation to the tourism industry. The branch is also responsible for providing vision and leadership around product innovation to the New Brunswick tourism industry.

La Direction de l'innovation dans les produits se consacre principalement à la recherche, à l'analyse et à l'essai de produits innovants. Elle joue un rôle déterminant pour stimuler l'entrepreneuriat et l'innovation dans l'industrie touristique et comme chef de file auprès de l'industrie touristique du Nouveau-Brunswick en dotant cette dernière d'une vision pour la création de nouveaux produits.

TOTAL	11,825	TOTAL
TOTAL - DEPARTMENT OF TOURISM, HERITAGE AND CULTURE	54,386	TOTAL - MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
Less amounts authorized by law	47	Moins crédits autorisés par la loi
TO BE VOTED	54,339	À VOTER

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
2,590	2,590	Capital Improvements / Amélioration des installations……………………………………………………	5,575
10,355	6,535	Strategic Infrastructure / Infrastructure stratégique……………	4,545
12,945	9,125	TOTAL………………………………………………………	10,120

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
700	700	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts…………………………………………	1,200
370	448	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport…………………………….	370
100	150	Parlee Beach Maintenance / Entretien de la plage Parlee………	60
500	500	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du Sport…………………………………………	1,000
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett………………………...……………………………	10
1,680	1,808	TOTAL...............………...	2,640

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		Tourism, Heritage and Culture Special Operating Agency / Tourisme, Patrimoine et Culture - Organisme de service spécial	
1,616	1,333	Opening Balance / Solde d'ouverture...	1,585
		Revenue / Recettes	
0	0	Mactaquac Golf Course / Terrain de golf Mactaquac………….	950
3,933	4,027	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	4,613
177	190	Sugarloaf Lodge / Pavillon Sugarloaf…………………………	192
415	378	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	385
4,525	4,595	Total Revenue / Recettes globales..	6,140
		Expenditures / Dépenses	
24	32	Mactaquac Golf Course / Terrain de golf Mactaquac………….	900
3,818	3,818	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks………………………………………………	4,513
177	180	Sugarloaf Lodge / Pavillon Sugarloaf…………………………	186
283	313	Parlee Beach Campground / Terrain de camping de la plage Parlee………………………………………………	312
4,302	4,343	Total Expenditures / Dépenses globales.....................................	5,911
1,839	1,585	Closing Balance / Solde de clôture...	1,814
		TO BE VOTED / À VOTER…………………………………	0

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES

DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
14,454	14,554	Administration / Administration………………………………	14,702
1,190	1,190	Policy and Legislative Affairs / Politiques et affaires législatives……………………………………………	1,190
70,877	72,277	Maintenance / Entretien……………………………………	74,687
68,725	68,725	Winter Maintenance / Entretien pendant l'hiver………………	68,894
3,002	3,002	Bridge and Highway Construction / Construction des ponts et des routes…………………………………………	3,025
132,364	131,564	Buildings Group / Groupe des bâtiments………………………..	136,096
22,482	22,382	New Brunswick Highway Corporation / Société de voirie du Nouveau-Brunswick……………………………………	22,752
313,094	313,694	TOTAL - Gross Ordinary / Compte brute ordinaire……………	321,346

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

ADMINISTRATION		ADMINISTRATION

PROGRAM OBJECTIVES

To provide overall management, policy direction and administrative support to all departmental programs.

OBJECTIFS DU PROGRAMME

Assurer un service général de gestion, d'orientation stratégique et de soutien administratif en ce qui concerne tous les programmes du ministère.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

FINANCIAL AND ADMINISTRATIVE SERVICES	5,102	SERVICES DES FINANCES ET DE L'ADMINISTRATION

To provide executive direction and support to the department in matters of accounting, budgeting and financial control.

Fournir une orientation et un soutien à la direction du Ministère dans les domaines de la comptabilité, de l'établissement des budgets et du contrôle financier.

STRATEGIC SERVICES	2,059	SERVICES STRATÉGIQUES

To provide executive direction and support to the department in matters of performance excellence and continuous improvement, property services and claims management, policy and legislative affairs, intermodal transportation, information management and technology, supply chain management, and the Vehicle Management Agency.

Fournir une orientation et un soutien à la direction du Ministère en ce qui concerne l'excellence du rendement et l'amélioration continue, les services immobiliers et la gestion des réclamations, les politiques et les affaires législatives, le transport intermodal, la technologie et la gestion de l'information, la gestion de la chaîne d'approvisionnement et l'Agence de gestion des véhicules.

PAYROLL BURDEN	3,383	CHARGE DE LA FEUILLE DE PAIE

Provision for the Department's Worksafe NB costs (with the exception of Vehicle Management Agency).

Établir une provision pour les coûts du Ministère relatifs à Travail sécuritaire NB (sauf en ce qui concerne l'Agence de gestion des véhicules).

DISTRICT ADMINISTRATION	4,158	ADMINISTRATION DES DISTRICTS

Provision of administrative support for transportation policies and programs on a district basis.

Assurer le soutien administratif nécessaire à l'application des programmes et des politiques de transport dans chaque district.

TOTAL	14,702	TOTAL

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

POLICY AND LEGISLATIVE AFFAIRS		POLITIQUES ET AFFAIRES LÉGISLATIVES

PROGRAM OBJECTIVES

To support the vision and mandate of DTI by providing advice, coordination, and direction on policy, programming, and legislation.

OBJECTIFS DU PROGRAMME

Concrétiser la vision du ministère des Transports et de l'Infrastructure et l'aider à s'acquitter de son mandat en fournissant des conseils et en assurant une coordination et une orientation en ce qui concerne les politiques, les programmes et les mesures législatives.

TOTAL	1,190	TOTAL

MAINTENANCE		ENTRETIEN

PROGRAM OBJECTIVES

To operate and maintain all designated highways, structures, ferries, a radio communication system, departmental buildings and grounds, and associated infrastructure.

OBJECTIFS DU PROGRAMME

Exploiter et entretenir toutes les routes désignées, les ouvrages d'art, les traversiers, un système de radiocommunication, les bâtiments et terrains du Ministère ainsi que l'infrastructure qui y est associée.

PROGRAM COMPONENTS

ÉLÉMENTS DU PROGRAMME

OPERATIONS	999	OPÉRATIONS

Provision of managerial, technical and professional engineering expertise for the maintenance program and for public-private partnerships.

Offrir des conseils techniques et de gestion professionnels en ingénierie pour le programme d'entretien et les partenariats public-privé.

HIGHWAY MAINTENANCE - SUMMER	23,061	ENTRETIEN DES ROUTES EN ÉTÉ

Provision of summer maintenance services on the provincial highway network.

Assurer les services d'entretien en été des routes du réseau routier provincial.

BRIDGE MAINTENANCE	10,780	ENTRETIEN DES PONTS

Provision of structural maintenance of provincial bridges, culverts and seawalls.

Entretenir la structure des ponts, des ponceaux et des ouvrages longitudinaux de la province.

TRAFFIC ENGINEERING	5,676	TECHNIQUES DE LA CIRCULATION

Provision of technical support in the design, construction and maintenance of highways regarding traffic safety, traffic control devices, signage and lighting requirements.

Soutien technique pour la conception, la construction et l'entretien des routes, relativement à la sécurité routière, aux dispositifs de régulation de la circulation, à la signalisation et à l'éclairage.

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

MAINTENANCE (continued)		ENTRETIEN (suite)

FERRY OPERATIONS — 24,693 — EXPLOITATION DES TRAVERSIERS

Provision of vehicle-passenger ferry services as
connecting links to the provincial highway system.

Fournir des services de traversier pour passagers et
véhicules assurant le lien avec le réseau routier
provincial.

RADIO COMMUNICATIONS — 9,478 — RADIO COMMUNICATIONS

Provision and administration of the New Brunswick
Trunked Mobile Radio (NBTMR), the province's Public
Safety Radio Communications system, providing
emergency communications support to various First
Responders, emergency measures and volunteer
organizations as well as, the operations and maintenance
of the Provincial Integrated Radio System (IRCS) and the
operation of the Provincial Mobile Communications
Center (PMCC).

Fourniture et administration du système de
radiocommunications mobiles à ressources partagées
du Nouveau-Brunswick (RMRPNB), le système
provincial de radiocommunications pour la sécurité
publique assurant le soutien des communications
d'urgence pour divers premiers intervenants et
organismes de mesures d'urgence et de bénévoles,
exploitation et entretien du réseau intégré de
radiocommunications provincial (RIRC) et
exploitation du Centre provincial de communications
mobiles (CPCM).

TOTAL — 74,687 — TOTAL

WINTER MAINTENANCE / ENTRETIEN PENDANT L'HIVER

PROGRAM OBJECTIVES

To provide winter maintenance services including
snow removal and ice control on the provincial
highway network.

OBJECTIFS DU PROGRAMME

Assurer les services d'entretien en hiver,
dont le déneigement et le déglaçage, du
réseau routier provincial.

TOTAL — 68,894 — TOTAL

BRIDGE AND HIGHWAY CONSTRUCTION / CONSTRUCTION DES PONTS ET DES ROUTES

PROGRAM OBJECTIVES

To provide professional and technical support services for
the project development, strategic partnering initiatives,
planning as well as surveying, design and construction of
highways and bridges. As well as land acquisition for
highways, buildings and other government departments
and property disposal for government.

OBJECTIFS DU PROGRAMME

Fournir des services de soutien professionnel et
technique pour l'élaboration de projets, les initiatives
de partenariats stratégiques, ainsi que pour la
planification, l'arpentage, la conception et la
construction de routes et de ponts. Offrir des services
d'acquisition de terrains pour les routes et les
bâtiments et pour le compte d'autres ministères, de
même que des services d'aliénation de biens
gouvernementaux.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)

PROGRAM COMPONENTS ÉLÉMENTS DU PROGRAMME

HIGHWAY DESIGN	668	TRACÉ DES ROUTES

Coordination of funding and activities related to the provincial arterial highway program, federal-provincial contribution agreements and other major project areas. Provide material testing, research, engineering application support, engineering surveys, environmental, hydraulic, and geological/geotechnical engineering services in support of project designs. Complete designs and prepare tender documents for grading, paving, structures and the designated highway program as well as provide structural maintenance of provincial bridges, culverts and seawalls.

Coordonner les activités et le financement liés au programme provincial des routes de grande communication, aux accords de contribution fédéraux-provinciaux et à d'autres secteurs de projets importants. Effectuer l'analyse des matériaux et des recherches, fournir un soutien pour les applications d'ingénierie, effectuer des levés techniques et assurer la prestation de services techniques dans les domaines environnemental, hydraulique, géologique et géotechnique afin de soutenir la conception des projets. Concevoir les travaux et préparer les documents d'appel d'offres pour le terrassement, l'asphaltage, les ouvrages d'art et le programme des routes désignées, et assurer l'entretien structurel des ponts, des ponceaux et des ouvrages longitudinaux de la province.

PROJECT DEVELOPMENT AND ASSET MANAGEMENT	1,125	ÉLABORATION DE PROJETS, GESTION DES ACTIFS

The Project Development and Asset Management Branch (PDAM) plans and implements highway initiatives to support public safety and the economic well-being of the province. This includes providing tactical and technical advice to facilitate the capital rehabilitation of DTI assets as supported by data collection systems and asset modeling. In addition, the branch develops trucking policy and partnerships with industry and issues special permits for the movement of indivisible oversize and/or overweight loads, as well as unique vehicle configurations traveling on New Brunswick highways.

La Direction de l'élaboration de projets et de la gestion des biens planifie et met en œuvre des projets routiers pour assurer la sécurité du public et soutenir le bien-être économique de la province. Elle fournit des conseils tactiques et techniques afin de faciliter la remise en état des actifs du MTI avec le soutien des systèmes de collecte de données et la modélisation des actifs. De plus, la Direction établit des politiques sur le camionnage et des partenariats avec l'industrie, et elle délivre des permis spéciaux pour le transport de charges indivisibles de poids ou de dimensions excédentaires ainsi que pour des configurations particulières de véhicules sur le réseau routier du Nouveau-Brunswick.

CONSTRUCTION	508	CONSTRUCTION

Monitor contracts and projects for construction and rehabilitation of provincial highways and bridges to ensure completion in accordance with the issued plans and specifications.

Surveiller les contrats et les projets de construction et de réfection des routes et des ponts provinciaux pour qu'ils soient exécutés conformément aux plans et devis.

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BRIDGE AND HIGHWAY CONSTRUCTION (continued)		CONSTRUCTION DES PONTS ET DES ROUTES (suite)	
PROPERTY SERVICES BRANCH	724	DIRECTION DES SERVICES IMMOBILIERS	
Responsible for the preparation of legal surveys; valuation and acquisition of properties for highway and government infrastructure projects; expropriation process; management, maintenance and disposal of surplus government properties; personal and real property damage claims involving the department; discontinuance of highways; status of roads; land use, highway usage and access control permitting and review and acceptance of public streets.		Assumer les fonctions suivantes : préparation des levés officiels: évaluation et acquisition de biens pour les projets routiers et d'infrastructure du gouvernement; direction du processus d'expropriation; gestion, entretien et aliénation des biens excédentaires du gouvernement; règlement des réclamations pour dommages matériels et personnels concernant le Ministère; désaffectation des routes; statut des routes; délivrance des permis d'utilisation des terres, d'usage routier et de contrôle de l'accès; examen et acceptation des rues publiques.	
Property Management	1,573	Gestion des biens	1 573
Recovered by chargeback	(849)	Récupération par facturation	(849)
TOTAL	3,025	TOTAL	

BUILDINGS GROUP		GROUPE DES BÂTIMENTS	
PROGRAM OBJECTIVES		**OBJECTIFS DU PROGRAMME**	
To provide suitable facilities for government departments.		Fournir des locaux adéquats à tous les ministères gouvernementaux.	
PROGRAM COMPONENTS		**ÉLÉMENTS DU PROGRAMME**	
DESIGN AND CONSTRUCTION	1,524	CONCEPTION ET CONSTRUCTION	
Management of planning, design, construction and renovation of public buildings.		Administrer la planification, la conception, la construction et la rénovation des bâtiments publics.	
FACILITIES MANAGEMENT	62,234	GESTION DES LOCAUX	
Operation and maintenance of provincial properties and management of leased buildings.		Assurer l'utilisation et l'entretien des biens de la province, ainsi que la gestion des bâtiments loués à bail.	

PROGRAM ESTIMATES / PRÉVISIONS BUDGÉTAIRES PAR PROGRAMME
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

BUILDINGS GROUP (continued) — GROUPE DES BÂTIMENTS (suite)

GRANT IN LIEU OF MUNICIPAL REAL PROPERTY TAXES — 72,338 — SUBVENTION EN REMPLACEMENT DE L'IMPÔT FONCIER MUNICIPAL

To provide funding for grants to municipalities in lieu of municipal real property tax.

Fournir le financement nécessaire pour accorder aux municipalités des subventions en remplacement de l'impôt foncier municipal.

TOTAL — 136,096 — TOTAL

NEW BRUNSWICK HIGHWAY CORPORATION — SOCIÉTÉ DE VOIRIE DU NOUVEAU-BRUNSWICK

PROGRAM OBJECTIVES — **OBJECTIFS DU PROGRAMME**

To provide funding to the Corporation for payment of highway maintenance and other related costs for designated sections of the highway network.

Fournir des fonds à la société afin de payer les frais d'entretien des routes et d'autres frais connexes pour certains tronçons désignés du réseau routier.

TOTAL — 22,752 — TOTAL

TOTAL - DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE — 321,346 — TOTAL - MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE

Less amounts authorized by law — 22,136 — Moins crédits autorisés par la loi

TO BE VOTED — 299,210 — À VOTER

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
43,960	41,307	Bridges / Ponts..……	44,380
168,550	170,209	Highways / Routes...…	137,590
10,000	10,586	Municipal Designated Highway Program / Programme d'amélioration des routes provinciales désignées dans les municipalitiés…………………………………	10,000
52,575	40,564	Federal-Provincial Cost-Shared Program / Programme fédéral-provincial à frais partagés………………………………	87,315
14,000	14,135	Vehicle Management Agency / Agence de gestion des véhicules.………………………………………………………….	15,000
204,292	184,645	Public Works and Infrastructure / Travaux publics et infrastructure……………………………………………………	209,549
493,377	461,446	TOTAL……………………………………………………	503,834

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		PUBLIC WORKS AND INFRASTRUCTURE / TRAVAUX PUBLICS ET INFRASTRUCTURE	
2,900	3,500	Capital Administration / Gestion des immobilisations................	2,900
		Capital Construction / Installations permanentes	
700	704	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches……………………………………………	700
40,293	40,143	Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………	50,185
91,760	67,440	Health / Santé ………………………………………………	78,872
7,614	8,618	Service New Brunswick / Service Nouveau-Brunswick……….	3,767
11,000	10,471	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	6,750
151,367	127,376	Total Capital Construction / Total des installations permanentes………………………………………………………	140,274
		Capital Improvements / Améliorations des biens immobiliers	
18,350	19,283	Education and Early Childhood Development / Éducation et Développement de la petite enfance………………………………	20,000
9,000	8,749	Health / Santé ………………………………………………	21,000
50	50	Legislative Assembly / Assemblée législative……...…………	50
4,100	4,137	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail……………………………	4,100
375	375	Public Safety / Sécurité publique…………………………………	0
18,150	21,175	Transportation and Infrastructure / Transports et Infrastructure…………………………………………………	21,225
50,025	53,769	Total Capital Improvements / Total des améliorations des biens immobiliers……………………………………………………	66,375
204,292	184,645	TOTAL - PUBLIC WORKS AND INFRASTRUCTURE / TOTAL - TRAVAUX PUBLICS ET INFRASTRUCTURE……………………………	209,549

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
0	0	Government House / Résidence du lieutenant-gouverneur…….	100
1,800	1,800	Land Management Fund / Fonds pour l'aménagement des terres……………………………………………………………	1,800
1,800	1,800	TOTAL……………………………………………………………	1,900

COMPARATIVE STATEMENT OF ESTIMATED EXPENDITURE / ÉTAT COMPARATIF DES DÉPENSES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCY / ORGANISME DE SERVICE SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	PROGRAM / PROGRAMME	2020–2021 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Revenue / Recettes	
85,300	89,700	Chargebacks / Rétrofacturation…………………………………	89,800
600	300	Revenue from Sales of Vehicles and Equipment / Recettes provenant de la vente de véhicules et de matériel………………	500
85,900	90,000	Total Revenue / Recettes globales………………………………	90,300
		Expenditure / Dépenses	
83,300	89,000	Total Expenditures / Dépenses globales…………………………	89,800
2,600	1,000	Surplus (Deficit) / Excédent (Déficit)…………………………	500
		TO BE VOTED / À VOTER……………………………………	0

--- Section 4 ---

REVENUE / RECETTES

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
10,338	10,445	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	10,503
33,157	34,355	Education and Early Childhood Development / Éducation et Développement de la petite enfance	33,183
3,803	3,803	Environment and Local Government / Environnement et Gouvernements locaux	3,803
8,138,435	8,154,283	Finance and Treasury Board / Finances et Conseil du Trésor	8,517,789
2,210	2,810	General Government / Gouvernement général	2,710
68,193	70,010	Health / Santé	70,223
6,743	6,963	Justice and Office of the Attorney General / Justice et Cabinet du procureur général	7,092
495	495	Legislative Assembly / Assemblée législative	495
80,442	82,058	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	82,062
10,390	9,770	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	7,240
622,622	640,731	Other Agencies / Autres organismes	643,300
174,377	171,343	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	164,032
218,818	219,747	Public Safety / Sécurité publique	217,426
89,423	83,723	Social Development / Développement social	83,652
3,340	3,674	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	3,540
7,511	7,674	Transportation and Infrastructure / Transports et Infrastructure	7,511
9,470,297	9,501,884	Total - Gross Revenue from Ordinary Account / Recettes brutes de compte ordinaire	9,854,561
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
8,103	8,103	Finance and Treasury Board / Finances et Conseil du Trésor	8,129
7,016	6,841	Other Agencies / Autres organismes	7,074
15,119	14,944	Total - Inter-account Transactions / Opérations intercomptes	15,203
9,455,178	9,486,940	TOTAL - Ordinary Account (net) / Compte ordinaire (net)	9,839,358

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes et impôts	
1,773,000	1,886,000	Personal Income Tax / Impôt sur le revenu des particuliers	1,902,000
381,000	331,800	Corporate Income Tax / Impôt sur le revenu des sociétés	367,900
1,900	1,000	Metallic Minerals Tax / Taxe sur les minéraux métalliques	1,900
538,000	538,000	Provincial Real Property Tax / Impôt foncier provincial	538,000
1,539,100	1,500,600	Harmonized Sales Tax / Taxe de vente harmonisée	1,538,300
282,000	289,000	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	206,000
0	0	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	129,000
141,000	125,000	Tobacco Tax / Taxe sur le tabac	124,000
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
60,200	60,500	Insurance Premium Tax / Taxe sur les primes d'assurance	61,400
28,000	31,500	Real Property Transfer Tax / Taxe sur le transfert de biens réels	28,000
25,000	25,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	25,000
8,250	4,000	Cannabis Duty / Droit sur le cannabis	7,000
13,000	15,500	Penalties and Interest / Pénalités et intérêts	14,500
4,790,950	4,808,400	Sub-Total - Taxes / Total partiel - taxes et impôts	4,943,500
		Return on Investment / Produits de placements	
205,700	220,700	Net Income / Bénéfice net	218,700
38,399	34,415	Interest and Investment Income / Intérêts créditeurs et revenus de placements	26,025
1,552	1,201	Other / Autres	1,201
245,651	256,316	Sub-Total - Return on Investment / Total partiel - produits de placements	245,926
		Licences and Permits / Licences et permis	
144,150	144,155	Motor Vehicle / Véhicules à moteur	143,255
1,000	1,000	Liquor Control and Regulation / Réglementation des alcools	1,000
4,416	4,304	Fish and Wildlife / Poisson et faune	4,398
19	187	Forests / Forêts	15
1,808	1,158	Mines / Mines	1,162
12,544	13,169	General / Recettes générales	13,198
163,937	163,973	Sub-Total - Licences and Permits / Total partiel - licences et permis	163,028

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Sale of Goods and Services / Vente de biens et services	
37,544	41,312	Institutional / Établissements	43,774
27,251	28,265	Intergovernmental / Intergouvernementale	28,456
2,144	2,408	Provincial Parks / Parcs provinciaux	2,344
110,930	110,936	Leases and Rentals / Baux et locations	114,278
279,996	283,348	General / Recettes générales	286,423
457,865	466,269	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	475,275
		Royalties / Redevances	
68,100	68,500	Forests / Forêts	68,100
1,630	1,985	Mines / Mines	1,985
69,730	70,485	Sub-Total - Royalties / Total partiel - redevances	70,085
		Agency Revenues / Recettes des organismes	
162,400	161,400	New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	166,200
1,600	(7,000)	Cannabis Management Corporation / Société de gestion du cannabis	3,000
164,000	154,400	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	169,200
6,608	6,623	Fines and Penalties / Amendes et peines	6,605
84,630	87,008	Miscellaneous / Recettes diverses	75,519
5,983,371	6,013,474	TOTAL - Own Source Revenue / Recettes de provenance interne	6,149,138

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED GROSS REVENUE /
ÉTAT COMPARATIF DES RECETTES BRUTES PRÉVUES
BY SOURCE / SELON LA PROVENANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
2,023,210	2,023,210	Fiscal Equalization Payments / Paiements de péréquation	2,210,279
832,746	835,151	Canada Health Transfer / Transfert canadien en matière de santé	860,159
300,851	301,722	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	308,633
1,866	1,866	Other / Autres	1,866
3,158,673	3,161,949	Sub-Total - Unconditional Grants - Canada / Total partiel - subventions inconditionnelles - Canada	3,380,937
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
39,068	37,668	Central Government Services / Services généraux du gouvernement	35,487
790	1,577	Economic Development / Développement économique	390
169,953	170,580	Education / Éducation	171,542
74,938	71,456	Health / Santé	73,523
3,854	3,854	Social Services / Services sociaux	3,854
39,650	41,326	Other / Autres recettes	39,690
328,253	326,461	Sub-Total - Conditional Grants - Canada / Total partiel - subventions conditionnelles - Canada	324,486
3,486,926	3,488,410	TOTAL - Grants from Canada / Subventions du Canada	3,705,423
9,470,297	9,501,884	TOTAL	9,854,561

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
40	40	Natural Resources and Energy Development / Ressources naturelles et Développement de l'énergie	100
50	50	Social Development / Développement social	50
22,455	27,560	Transportation and Infrastructure / Transports et Infrastructure	38,723
22,545	27,650	TOTAL	38,873

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
4,090	7,590	Other / Autres recouvrements	5,025
4,090	7,590	TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	5,025
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
17,850	10,315	Transportation / Transports	29,489
0	5,804	Economic Development / Développement économique	970
605	3,941	Other / Autres recouvrements	3,389
18,455	20,060	TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	33,848
22,545	27,650	TOTAL	38,873

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
		Education and Early Childhood Development / Éducation et	
45,325	54,090	Développement de la petite enfance	54,090
8,430	9,500	Environment and Local Government / Environnement et Gouvernements locaux	9,500
1,166	766	Finance and Treasury Board / Finances et Conseil du Trésor	1,466
1,500	2,750	Health / Santé	1,500
		Justice and Office of the Attorney General / Justice et Cabinet du	
649	549	procureur général	599
		Natural Resources and Energy Development / Ressources naturelles et	
3,347	5,923	Développement de l'énergie	7,690
		Post-Secondary Education, Training and Labour / Éducation postsecondaire,	
2,900	3,599	Formation et Travail	3,375
9,314	11,123	Public Safety / Sécurité publique	10,735
1,138	432	Social Development / Développement social	692
1,659	1,636	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	2,659
665	297	Transportation and Infrastructure / Transports et Infrastructure	685
		Total - Gross Revenue from Special Purpose Account / Recettes brutes	
76,093	90,665	de compte à but spécial	92,991
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
1,400	2,650	Health / Santé	1,400
1,400	2,650	Total - Inter-account Transactions / Opérations intercomptes	1,400
74,693	88,015	TOTAL - Special Purpose Account (net) / Compte à but spécial (net)	91,591

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
10	10	Archives Trust Account / Compte en fiducie pour les archives	10
700	700	Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	1,200
1,925	2,700	Canada Student Loans / Régime canadien de prêts aux étudiants	2,700
449	449	Canadian Family Justice Fund / Fonds canadien de justice familiale	449
1,100	700	Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	1,400
1,138	432	CMHC Funding Account / Compte de financement de la SCHL	692
20	30	Computers for Schools / Ordinateurs pour les écoles	30
639	877	Crime Prevention / Prévention de la criminalité	1,157
8,430	9,500	Environmental Trust Fund / Fonds en fiducie pour l'environnement	9,500
7,500	8,000	First Nations Educational Fund / Fonds d'éducation des Premières nations	8,000
370	375	GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	370
1,500	2,750	Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	1,500
425	606	International Education Services / Services d'éducation internationale	606
665	297	Land Management Fund / Fonds pour l'aménagement des terres	685
400	400	Library Trust Fund / Fonds en fiducie pour les bibliothèques	300
1,300	2,267	Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	1,850
207	207	National Safety Code Agreement / Entente concernant le Code national de sécurité	207
5,200	5,300	NB 911 Service Fund / Fonds pour le service d'urgence NB 911	5,300
79	51	Parlee Beach Maintenance / Entretien de la plage Parlee	79
200	100	Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	150
775	3,302	Recoverable Projects / Projets à frais recouvrables	4,920
230	190	Scholarships and Trusts / Bourses et fiducies	190
32,200	39,138	School District Projects / Projets de districts scolaires	39,138
4,950	6,126	School District Self-sustaining Funds / Fonds à but spécial de districts scolaires	6,126
500	500	Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	1,000
56	56	Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	56
300	300	Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	290
1,597	1,585	Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	1,610
1,668	2,172	Victim Services Account / Compte pour les services aux victimes	1,931
10	10	Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	10
1,550	1,535	Wildlife Trust Fund / Fonds en fiducie pour la faune	1,535
76,093	90,665	TOTAL	92,991

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
		Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	
400	150	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	0
5,902	6,083	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	6,270
90,124	133,165	Regional Development Corporation / Société de développement régional	100,777
4,525	4,595	Tourism, Heritage and Culture / Tourisme, Patrimoine et Culture	6,140
85,900	90,000	Transportation and Infrastructure / Transports et Infrastructure	90,300
186,851	233,993	Total - Gross Revenue from Special Operating Agencies / Recettes brutes d'organismes de services spéciaux	203,487
		Less: Inter-account Transactions / Moins : Opérations intercomptes	
4,059	3,887	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	4,110
9,700	9,700	Regional Development Corporation / Société de développement régional	12,500
85,300	89,700	Transportation and Infrastructure / Transports et Infrastructure	89,800
99,059	103,287	Total - Inter-account Transactions / Opérations intercomptes	106,410
87,792	130,706	TOTAL - Special Operating Agencies (net) / Organismes de services spéciaux (net)	97,077

- 173 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY SOURCE / SELON LA PROVENANCE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
1,400	700	Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	1,600
45,098	92,753	Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence	45,098
4,400	7,500	Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitment des eaux usées	8,725
11,500	11,500	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	20,000
0	638	Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun	0
400	150	CyberNB / CyberNB	0
964	574	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	0
3,933	4,027	Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	4,613
12,908	10,000	Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	15,500
0	0	Mactaquac Golf Course / Terrain de golf Mactaquac	950
5,902	6,083	New Brunswick College of Craft and Design College Admission Services / Collège d'artisanat et de design du Nouveau-Brunswick Service de l'admission collégiale	6,270
10,000	9,500	New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	6,000
3,854	0	Other Special Initiatives / Autres projets spéciaux	3,854
415	378	Parlee Beach Campground / Terrain de camping de la plage Parlee	385
177	190	Sugarloaf Lodge / Pavillon Sugarloaf	192
85,900	90,000	Vehicle Management Agency / Agence de gestion des véhicules	90,300
186,851	233,993	TOTAL	203,487

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED **GROSS** REVENUE /
ÉTAT COMPARATIF DES RECETTES **BRUTES** PRÉVUES
BY DEPARTMENT / PAR MINISTÈRE
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	DEPARTMENT / MINISTÈRE	2020–2021 ESTIMATE / PRÉVISIONS
3,000	2,500	Agriculture, Aquaculture and Fisheries / Agriculture, Aquaculture et Pêches	2,500
16,300	45,000	Opportunities New Brunswick / Opportunités Nouveau-Brunswick	7,000
44,217	45,242	Post-Secondary Education, Training and Labour / Éducation postsecondaire, Formation et Travail	42,409
3,727	2,427	Social Development / Développement social	3,727
67,244	95,169	TOTAL	55,636

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
900	450	Interest on Loans / Intérêts sur prêts	400
900	450	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
18	18	Farm Products Commission - Licences / Commission des produits de ferme - permis	18
272	272	Fish Processing and Buyers Licences / Permis de traitement du poisson et permis d'acheteurs	250
290	290	Sub-Total - Licences and Permits / Total partiel - licences et permis	268
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
115	126	New Brunswick Aquarium and Marine Centre / Aquarium et Centre marin du Nouveau-Brunswick	115
		Leases and Rentals / Baux et locations	
550	550	Aquaculture Leases / Baux d'aquaculture	550
222	241	Blueberry Leases / Baux de bleuetières	222

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
95	97	Potato Plantlet Sales / Vente de plantules de pomme de terre	210
3,435	3,935	Veterinary Services / Services vétérinaires	4,007
30	30	Service Charges / Frais de service	30
4,447	4,979	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,134
		Miscellaneous / Recettes diverses	
10	35	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	10
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
60	60	Other Miscellaneous Revenue / Autres recettes diverses	60
71	96	Sub-Total - Miscellaneous / Total partiel - recettes diverses	71
5,708	5,815	**TOTAL - Own Source Revenue / Recettes de provenance interne**	5,873
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres recettes	
800	800	NB Agricultural Insurance Commission / Commission de l'assurance agricole du N.-B.	800
3,830	3,830	Canadian Agricultural Partnership / Partenariat canadien pour l'agriculture	3,830
4,630	4,630	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	4,630
10,338	10,445	**TOTAL**	10,503

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF AGRICULTURE, AQUACULTURE AND FISHERIES /
MINISTÈRE DE L'AGRICULTURE, DE L'AQUACULTURE ET DES PÊCHES
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
500	500	*Agricultural Development Act / Loi sur l'aménagement agricole*	500
2,500	2,000	*Fisheries and Aquaculture Development Act / Loi sur le développement des pêches et de l'aquaculture*	2,000
3,000	2,500	**TOTAL**	2,500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Other / Autres recettes	
751	400	Recoveries - Provision for Losses / Recouvrements - provision pour pertes	400
751	400	Sub-Total - Return on Investment / Total partiel - produits de placements	400
		Licences and Permits / Licences et permis	
		General / Recettes générales	
170	170	Other Licences and Permits / Autres licences et permis	170
170	170	Sub-Total - Licences and Permits / Total partiel - licences et permis	170
		Miscellaneous / Recettes diverses	
100	200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	200
30	30	Other Miscellaneous Revenue / Autres recettes diverses	30
130	230	Sub-Total - Miscellaneous / Total partiel - recettes diverses	230
1,051	800	**TOTAL - Own Source Revenue / Recettes de provenance interne**	800

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
6,900	7,100	Native Students / Étudiants autochtones	6,900
700	700	Non-Resident Students / Étudiants non-résidents	700
13,807	15,056	Official Language in Education Agreement - Infrastructure Support / Entente concernant les langues officielles dans l'enseignement - aide à l'infrastructure	15,057
10,699	10,699	Multilateral Early Learning and Child Care Framework / Cadre multilatéral d'apprentissage et de garde des jeunes enfants	9,726
32,106	33,555	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	32,383
33,157	34,355	**TOTAL**	33,183

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Computers for Schools / Ordinateurs pour les écoles	
		Own Source Revenue / Recettes de provenance interne	
20	30	Miscellaneous Revenue / Recettes diverses	30
20	30	**TOTAL - Computers for Schools / Ordinateurs pour les écoles**	30
		First Nations Educational Fund / Fonds d'éducation des Premières nations	
		Own Source Revenue / Recettes de provenance interne	
7,500	8,000	Miscellaneous Revenue / Recettes diverses	8,000
7,500	8,000	**TOTAL - First Nations Educational Fund / Fonds d'éducation des Premières nations**	8,000
		International Education Services / Services d'éducation internationale	
		Own Source Revenue / Recettes de provenance interne	
425	606	Miscellaneous Revenue / Recettes diverses	606
425	606	**TOTAL - International Education Services / Services d'éducation internationale**	606
		Scholarships and Trusts / Bourses et fiducies	
		Own Source Revenue / Recettes de provenance interne	
30	30	Return on Investment / Produits de placements	30
200	160	Miscellaneous Revenue / Recettes diverses	160
230	190	**TOTAL - Scholarships and Trusts / Bourses et fiducies**	190

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF EDUCATION AND EARLY CHILDHOOD DEVELOPMENT /
MINISTÈRE DE L'ÉDUCATION ET DU DÉVELOPPEMENT DE LA PETITE ENFANCE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		School District Projects / Projets de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
32,200	39,138	Miscellaneous Revenue / Recettes diverses	39,138
32,200	39,138	**TOTAL - School District Projects / Projets de districts scolaires**	39,138
		School District Self-sustaining Funds / Fonds à but spécial de districts scolaires	
		Own Source Revenue / Recettes de provenance interne	
900	1,000	Sale of Goods and Services / Vente de biens et services	1,000
4,050	5,126	Miscellaneous Revenue / Recettes diverses	5,126
4,950	6,126	**TOTAL - School District Self-sustaining Funds / Fonds à but spécial de districts scolaires**	6,126
45,325	54,090	**TOTAL**	54,090

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
20	20	Other Interest Income / Autres intérêts créditeurs	20
20	20	Sub-Total - Return on Investment / Total partiel - produits de placements	20
		Licences and Permits / Licences et permis	
		General / Recettes générales	
660	660	Air Quality and Industrial Waste Control / Contrôle de la qualité de l'air et des déchets industriels	660
937	937	Air Quality and Industrial Waste Control - Designated Revenue / Contrôle de la qualité de l'air et des déchets industriels - recettes réservées	937
315	315	Petroleum Products Storage Systems / Réservoirs de stockage des produits pétroliers	315
16	16	Well Drillers and Contractors Licences / Permis de foreurs de puits et d'entrepreneurs en forage de puits	16
25	25	Other Licences and Permits / Autres licences et permis	25
66	66	Pesticide Permits / Pesticides - licences	66
21	21	Septage Licences / Licences de transporteurs de boues septiques	21
160	160	Marine Aquaculture Cage Operations / Exploitation de cages d'aquaculture marine	160
1,234	1,234	Water Quality and Industrial Waste Control / Contrôle de la qualité de l'eau et des déchets industriels	1,234
3,434	3,434	Sub-Total - Licences and Permits / Total partiel - licences et permis	3,434
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
110	110	Environmental Property Searches - Designated Revenue / Vérification des biens immobiliers à des fins environnementales - recettes réservées	110

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Leases and Rentals / Baux et locations	
33	33	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	33
		General / Recettes générales	
43	43	Flood Forecasting / Prévisions d'inondations	43
108	108	Water and Sewage Systems - User Fees / Réseaux d'eau et d'égouts - frais aux usagers	108
55	55	Sales and Services - Other / Ventes et services - autres	55
349	349	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	349
3,803	3,803	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,803
3,803	3,803	**TOTAL**	3,803

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF ENVIRONMENT AND LOCAL GOVERNMENT /
MINISTÈRE DE L'ENVIRONNEMENT ET DES GOUVERNEMENTS LOCAUX
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Environmental Trust Fund / Fonds en fiducie pour l'environnement	
		Own Source Revenue / Recettes de provenance interne	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
142	140	Other Interest Income / Autres intérêts créditeurs	140
288	360	Investment Income / Revenus de placements	360
430	500	Sub-Total - Return on Investment / Total partiel - produits de placements	500
8,000	9,000	Sale of Goods and Services / Vente de biens et services	9,000
8,430	9,500	**TOTAL - Environmental Trust Fund / Fonds en fiducie pour l'environnement**	9,500
8,430	9,500	**TOTAL**	9,500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Taxes / Taxes	
		Taxes on Income / Impôts sur le revenu	
		Personal / Particuliers	
1,773,000	1,886,000	Provincial Income Tax - Individuals / Impôt provincial sur le revenu des particuliers	1,902,000
		Corporations / Sociétés	
381,000	331,800	Provincial Income Tax - Corporations / Impôt provincial sur le revenu des sociétés	367,900
		Mining / Exploitations minières	
1,900	1,000	Metallic Minerals Tax / Taxe sur les minéraux métalliques	1,900
2,155,900	2,218,800	Sub-Total - Taxes on Income / Total partiel - impôts sur le revenu	2,271,800
		Taxes on Property / Impôts sur les biens fonciers	
		Provincial Tax / Impôt provincial	
529,897	529,897	Provincial Real Property Tax (net) / Impôt foncier provincial (net)	529,871
8,103	8,103	Inter-account transactions / Opérations intercomptes	8,129
538,000	538,000	Sub-Total - Taxes on Property / Total partiel - impôts sur les biens fonciers	538,000
		Taxes on Consumption / Taxes à la consommation	
		Retail Sales / Ventes au détail	
1,639,100	1,600,600	Harmonized Sales Tax / Taxe de vente harmonisée	1,638,300
(100,000)	(100,000)	Less: HST Credit for Low- and Middle-Income Families / Moins : Crédit pour la TVH à l'intention des familles à revenu faible ou moyen	(100,000)
1,539,100	1,500,600	HST: net of credit / TVH : déduction faite du crédit	1,538,300

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Gasoline and Motive Fuels / Essence et carburants	
282,000	289,000	Gasoline and Motive Fuels Tax / Taxe sur l'essence et les carburants	206,000
		Carbon Emitting Products / Produits émetteurs de carbone	
0	0	Carbon Emitting Products Tax / Taxe sur les produits émetteurs de carbone	129,000
		Tobacco / Tabac	
141,000	125,000	Tobacco Tax / Taxe sur le tabac	124,000
		Pari-Mutuel / Pari mutuel	
500	500	Pari-Mutuel Tax / Taxe sur le pari mutuel	500
1,962,600	1,915,100	Sub-Total - Taxes on Consumption / Total partiel - taxes à la consommation	1,997,800
		Other Taxes / Autres taxes	
		Other / Autres recettes	
56,900	56,900	Insurance Premium Tax / Taxes sur les primes d'assurance	57,800
28,000	31,500	Real Property Transfer Tax / Taxe sur le transfert de biens réels	28,000
25,000	25,000	Financial Corporation Capital Tax / Taxe sur le capital des corporations financières	25,000
8,250	4,000	Cannabis Duty / Droit sur le cannabis	7,000
118,150	117,400	Sub-Total - Other Taxes / Total partiel - autres taxes	117,800
		Penalties and Interest / Pénalités et intérêts	
13,000	15,500	Penalties and Interest / Pénalités et intérêts	14,500
4,787,650	4,804,800	**TOTAL - Taxes / Taxes**	4,939,900

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
157,160	156,160	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	160,900
		Cannabis Management Corporation / Société de gestion du cannabis	
1,600	(7,000)	Cannabis Revenue / Recettes du cannabis	3,000
158,760	149,160	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	163,900
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
15	15	Consumption Tax Status Reports / Rapports sur la taxe à la consommation	15
32,000	32,237	Service Charges / Frais de services	31,700
35	35	Small Business Investor Tax Credit / Crédit d'impôt pour les investisseurs dans les petites entreprises	35
550	550	Tax Certificates - Sales / Certificats d'impôt - ventes	550
12	12	Sales and Services - Other / Ventes et services - autres	12
32,612	32,849	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	32,312
		Miscellaneous / Recettes diverses	
50	4,835	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	50
690	690	Other Miscellaneous Revenue / Autres recettes diverses	690
740	5,525	Sub-Total - Miscellaneous / Total partiel - recettes diverses	740
4,979,762	4,992,334	**TOTAL - Own Source Revenue / Recettes de provenance interne**	5,136,852

- 188 -

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
		Fiscal Equalization / Péréquation fiscale	
2,023,210	2,023,210	Fiscal Equalization Payments / Paiements de péréquation fiscale	2,210,279
		Canada Health and Social Transfers / Transferts canadiens en matière de santé et de programmes sociaux	
832,746	835,151	Canada Health Transfer / Transfert canadien en matière de santé	860,159
300,851	301,722	Canada Social Transfer / Transfert canadien en matière de programmes sociaux	308,633
		Other / Autres	
1,866	1,866	Statutory Subsidies / Subventions légales	1,866
3,158,673	3,161,949	**TOTAL - Unconditional Grants - Canada / Subventions inconditionnelles - Canada**	3,380,937
8,138,435	8,154,283	**TOTAL**	8,517,789

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF FINANCE AND TREASURY BOARD / MINISTÈRE DES FINANCES ET DU CONSEIL DU TRÉSOR
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Archives Trust Account / Compte en fiducie pour les archives	
		Unconditional Grants - Canada / Subventions inconditionnelles - Canada	
10	10	Other Unconditional Grants / Autres subventions inconditionnelles	10
10	10	**TOTAL - Archives Trust Account / Compte en fiducie pour les archives**	10
		Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis	
		Own Source Revenue / Recettes de provenance interne	
1,100	700	Miscellaneous / Recettes diverses	1,400
1,100	700	**TOTAL - Cannabis Education and Awareness Fund / Fonds d'éducation et de sensibilisation en matière de cannabis**	1,400
		Strait Crossing Finance Inc. / Strait Crossing Finance Inc.	
		Own Source Revenue / Recettes de provenance interne	
33	33	Return on Investment / Produits de placements	31
23	23	Miscellaneous / Recettes diverses	25
56	56	**TOTAL - Strait Crossing Finance Inc. / Strait Crossing Finance Inc.**	56
1,166	766	**TOTAL**	1,466

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
GENERAL GOVERNMENT / GOUVERNEMENT GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Aboriginal Affairs / Affaires autochtones	
		Own Source / Provenance interne	
		Miscellaneous / Recettes diverses	
0	600	Other Miscellaneous Revenue / Autres recettes diverses	500
0	600	Sub-Total - Miscellaneous / Total partiel - recettes diverses	500
0	600	**TOTAL - Own Source Revenue / Recettes de provenance interne**	500
0	600	**TOTAL - Aboriginal Affairs / Affaires autochtones**	500
		Intergovernmental Affairs / Affaires intergouvernementales	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Other / Autres	
2,210	2,210	Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	2,210
2,210	2,210	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	2,210
2,210	2,210	**TOTAL - Intergovernmental Affairs / Affaires intergouvernementales**	2,210
2,210	2,810	**TOTAL**	2,710

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
75	75	Other Interest Income / Autres intérêts créditeurs	75
75	75	Sub-Total - Return on Investment / Total partiel - produits de placements	75
		Licences and Permits / Licences et permis	
		General / Recettes générales	
871	871	Food Premises Licences / Permis d'établissements de service alimentaire	871
400	400	Sewage System Application and Installer Licences / Système d'égouts - application et permis d'installateur	400
1,271	1,271	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,271
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
2,500	2,900	Ambulance Services - New Brunswick Residents / Services ambulanciers - résidents du Nouveau-Brunswick	3,000
670	900	Ambulance Services - Out-of-Province Residents / Services ambulanciers - résidents hors province	700
350	350	Hospital Services - Third Party Recoveries / Services hospitaliers - recouvrements auprès des tiers	350
50	50	Medical Services Plan - Third Party Recoveries / Régime de services médicaux - recouvrements auprès des tiers	50
170	170	Analytical Services / Services d'analyse	170
36,000	36,000	Recovery Levy / Prélèvement pour recouvrement	37,000
39,740	40,370	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	41,270

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
500	1,100	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	500
100	100	Other Miscellaneous Revenue / Autres recettes diverses	100
600	1,200	Sub-Total - Miscellaneous / Total partiel - recettes diverses	600
41,686	42,916	**TOTAL - Own Source Revenue / Recettes de provenance interne**	43,216
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Health / Santé	
2,090	2,090	Canada Health Infoway Master Services Agreement / Contrat cadre de service d'Inforoute Santé du Canada	813
13,200	13,433	Home Care Services / Services de soins à domicile	13,433
9,200	9,300	Mental Health Services / Services de santé mentale	12,400
1,807	1,807	Emergency Treatment Fund / Fonds d'urgence pour le traitement	0
210	210	Substance Use and Addictions Program / Programme sur l'usage et les dépendances aux substances	191
0	254	Canadian Chronic Disease Surveillance System / Système canadien de surveillance des maladies chroniques	170
26,507	27,094	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	27,007
68,193	70,010	**TOTAL**	70,223

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF HEALTH / MINISTÈRE DE LA SANTÉ
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé	
		Own Source Revenue / Recettes de provenance interne	
100	100	Return on Investment / Produits de placements	100
1,400	2,650	Miscellaneous / Recettes diverses	1,400
1,500	2,750	**TOTAL - Health Services Liability Protection Plan / Plan de protection de la responsabilité-services de santé**	1,500
1,500	2,750	**TOTAL**	1,500

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
6	6	*Provincial Offences Procedure Act* - Administration Fees / *Loi sur la procédure applicable aux infractions provinciales* - frais d'administration	6
4	4	Certified Copies of Documents - Fees / Copies conformes de documents - frais	4
175	175	Divorce - Fees / Divorce - frais	175
1,500	1,700	Probate Court / Cour des successions	1,700
80	100	Court Transcripts - Fees / Transcription de la cour - droits	100
140	140	Queen's Printer / Imprimeur de la Reine	140
11	11	Appeal Court Fees / Cour d'appel - droits	11
520	520	Court of Queen's Bench - Filing Fees / Cour du Banc de la Reine - droits de greffe	520
181	181	Small Claims Fees / Petites créances - frais	181
35	35	Office of Support Enforcement / Bureau de l'exécution des ordonnances de soutien	35
21	21	Certificates of Conviction / Certificats de déclaration de culpabilité	21
2,673	2,893	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	2,893

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
900	900	Provincial Court - Fines - Criminal Code / Cour provinciale - amendes - Code criminel	900
250	250	Provincial Court - Fines - Provincial and Municipal Statutes / Cour provinciale - amendes - lois provinciales et arrêtés municipaux	250
5	5	Court of Queen's Bench - Fines / Cour du Banc de la Reine - amendes	5
2	2	*Contraventions Act* - Fines / Amendes relatives à la *Loi sur les contraventions*	2
10	10	Court Costs - Recoveries / Frais judiciaires - recouvrements	10
5	5	Bail Forfeitures / Cautionnements confisqués	5
1,172	1,172	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	1,172
		Miscellaneous / Recettes diverses	
234	234	Public Intervenor - Recoveries / Intervenant public - recouvrements	234
38	38	Other Miscellaneous Revenue / Autres recettes diverses	38
272	272	Sub-Total - Miscellaneous / Total partiel - recettes diverses	272
4,117	4,337	**TOTAL - Own Source Revenue / Recettes de provenance interne**	4,337
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
2,626	2,626	Criminal Legal Aid / Aide juridique en matière pénale	2,755
2,626	2,626	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	2,755
6,743	6,963	**TOTAL**	7,092

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF JUSTICE AND OFFICE OF THE ATTORNEY GENERAL /
MINISTÈRE DE LA JUSTICE ET CABINET DU PROCUREUR GÉNÉRAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Canadian Family Justice Fund / Fonds canadien de justice familiale	
		Own Source Revenue / Recettes de provenance interne	
449	449	Miscellaneous / Recettes diverses	449
449	449	**TOTAL - Canadian Family Justice Fund / Fonds canadien de justice familiale**	449
		Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité	
		Own Source Revenue / Recettes de provenance interne	
200	100	Fines and Penalties / Amendes et peines	150
200	100	**TOTAL - Provincial Proceeds of Crime / Unité provinciale des produits de la criminalité**	150
649	549	**TOTAL**	599

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
LEGISLATIVE ASSEMBLY / ASSEMBLÉE LÉGISLATIVE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Sale of Goods and Services / Vente de biens et services	
		General / Recettes générales	
2	2	Private Bills - Fees / Projets de loi d'intérêt privé - frais	2
2	2	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	2
		Miscellaneous / Recettes diverses	
493	493	Other Miscellaneous Revenue / Autres recettes diverses	493
493	493	Sub-Total - Miscellaneous / Total partiel - recettes diverses	493
495	495	**TOTAL - Own Source Revenue / Recettes de provenance interne**	495
495	495	**TOTAL**	495

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
125	275	Other Interest Income / Autres intérêts créditeurs	125
1	1	Foreign Exchange / Opérations de change	1
126	276	Sub-Total - Return on Investment / Total partiel - produits de placements	126
		Licences and Permits / Licences et permis	
		Fish and Wildlife / Poisson et faune	
700	712	Angling Leases / Baux de pêche à la ligne	717
200	180	Angling Permit - Crown Reserve Waters / Permis de pêche à la ligne - eaux de la Couronne réservées	200
992	900	Angling Licences / Permis de pêche à la ligne	900
610	750	Hunting Licences - Moose / Permis de chasse - orignal	750
1,343	1,136	Hunting Licences - Deer, Game and Bird / Permis de chasse - chevreuil, faune et gibier à plumes	1,200
400	445	Hunting Licences - Bear / Permis de chasse - ours	450
35	50	Hunting Licences - Varmint / Permis de chasse - animaux nuisibles	50
15	15	Fish and Wildlife - Other / Poisson et faune - autres	15
51	46	Trapping Licences - Rabbit and Fur Harvester / Permis de trappeurs - lapins et animaux à fourrure	46
70	70	Guides' Badges / Insignes de guides	70
		Forests / Forêts	
14	186	Forest Fire - Recoveries / Incendies de forêt - recouvrements	10
5	1	Scalers' Licences / Permis de mesureurs	5
		General / Recettes générales	
1	1	Protected Natural Areas / Zones naturelles protégées	1
28	25	Wreath Tipping Permits / Permis pour couronnes de Noël	22

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Mines / Mines	
430	437	Gas Distribution Fees / Droits pour la distribution du gaz	445
80	77	Mining Leases and Agreements / Baux miniers et accords	77
400	400	Mineral Claims and Prospecting Licences / Concessions minières et permis de prospection	400
690	19	Petroleum and Natural Gas Leases and Licences / Baux et licences d'exploitation du pétrole et du gaz naturel	19
36	47	Sand and Gravel Leases / Baux d'exploitation du sable et du gravier	45
107	109	Peat Moss Leases / Baux d'exploitation de la tourbe	107
65	69	Potash Leases / Baux d'exploitation de la potasse	69
6,272	5,675	Sub-Total - Licences and Permits / Total partiel - licences et permis	5,598
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
40	564	Fire Recovery - Out-of-Province / Recouvrements liés aux incendies - à l'extérieur de la province	40
372	897	Fire Recovery - Out-of-Province - Designated Revenue / Recouvrements liés aux incendies - à l'extérieur de la province - recettes réservées	972
		Leases and Rentals / Baux et locations	
66	66	Commercial Leases / Concessions à bail commerciales	300
133	130	Land Leases - Other / Baux de terrains - autres	275
100	111	Land Rentals - Other / Locations de terrains - autres	160
350	353	Non-fibre Forestry Leases / Concessions à bail relatives à l'exploitation non fibreuse du bois	627
6	6	Railway Land Leases / Concessions à bail de terres de la voie ferrée	6
1,358	1,325	Recreational Leases / Concessions à bail relatives aux loisirs	1,680
1	1	Tidal Power Licence/Lease / Permis/bail pour l'énergie marémotrice	1
1,250	1,283	Wind Power Licence/Lease / Permis/bail pour l'énergie éolienne	1,455
		Provincial Parks / Parcs provinciaux	
14	14	Park Leases / Baux de parcs	14

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
275	275	Conservation Education - Designated Revenue / Formation en conservation - recettes réservées	275
31	31	Maps and Aerial Photos - Sales / Cartes et photos aériennes - ventes	31
0	135	Musquash River Projects - Sales / Projet de la rivière Musquash - ventes	60
21	46	Sales and Services - Other / Ventes et services - autres	21
15	15	Seed Extraction and Storage Fee / Frais d'extraction et d'entreposage des semences	15
8	54	Seminars - Fees / Colloques - frais	50
15	15	Tree Seed Sales / Ventes de semences d'arbres	15
4,055	5,321	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,997
		Royalties / Redevances	
		Forests / Forêts	
65,000	65,000	Timber Royalty / Redevance forestière	65,000
2,800	3,200	Royalties - Timber - First Nations - Designated Revenue / Redevances forestières - Premières Nations - recettes réservées	2,800
300	300	Timber Permit Sales / Ventes d'autorisations de coupe	300
		Mines / Mines	
450	450	Royalties on Natural Gas / Redevances sur le gaz naturel	450
50	50	Royalties on Oil / Redevances sur le pétrole	50
700	700	Royalties on Peat Moss / Redevances sur la tourbe	700
430	400	Royalties on Sand and Gravel / Redevances sur le sable et le gravier	400
0	385	Royalties on Salt / Redevances sur le sel	385
69,730	70,485	Sub-Total - Royalties / Total partiel - redevances	70,085

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Fines and Penalties / Amendes et peines	
75	120	Fines - Other / Autres amendes	100
83	83	Fish and Wildlife - Fines / Poisson et faune - amendes	90
3	5	Forest Fire - Fines / Incendies de forêt - amendes	5
75	35	Harvesting Penalties / Amendes - coupe de bois	40
3	3	Transportation Certificate - Fines / Certificat de transport - amendes	3
239	246	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	238
		Miscellaneous / Recettes diverses	
12	10	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	10
1	1	NSF Cheque Charges / Frais pour chèques sans provision	1
5	32	Other Miscellaneous Revenue / Autres recettes diverses	5
2	12	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	2
20	55	Sub-Total - Miscellaneous / Total partiel - recettes diverses	18
80,442	82,058	**TOTAL - Own Source Revenue / Recettes de provenance interne**	82,062
80,442	82,058	**TOTAL**	82,062

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
40	40	Other Land Sales / Autres ventes de terrains	100
40	40	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	100
40	40	**TOTAL**	100

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF NATURAL RESOURCES AND ENERGY DEVELOPMENT /
MINISTÈRE DES RESSOURCES NATURELLES ET DU DÉVELOPPEMENT DE L'ÉNERGIE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Recoverable Projects / Projets à frais recouvrables	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
200	2,803	Other / Autres recettes	4,545
200	2,803	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	4,545
		Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers	
		Own Source Revenue / Recettes de provenance interne	
22	10	Return on Investment / Produits de placements	10
1,575	1,575	Licences and Permits / Licences et permis	1,600
1,597	1,585	**TOTAL - Trail Management Trust Fund / Fonds en fiducie pour la gestion des sentiers**	1,610
		Wildlife Trust Fund / Fonds en fiducie pour la faune	
		Own Source Revenue / Recettes de provenance interne	
17	20	Return on Investment / Produits de placements	20
1,528	1,510	Licences and Permits / Licences et permis	1,510
5	5	Sale of Goods and Services / Vente de biens et services	5
1,550	1,535	**TOTAL - Wildlife Trust Fund / Fonds en fiducie pour la faune**	1,535
3,347	5,923	**TOTAL**	7,690

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
8,600	6,988	Interest on Loans / Intérêts sur prêts	6,200
300	0	Other Interest Income / Autres intérêts créditeurs	0
0	423	Investment Income / Revenus de placements	0
8,900	7,411	Sub-Total - Return on Investment / Total partiel - produits de placements	6,200
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
0	14	Land Rentals - Other / Location de terrains - autres	0
		General / Recettes générales	
100	42	Service Charges / Frais de service	50
400	397	Employment Services Program Agreement - Designated Revenue / Entente du programme des services d'emploi - recettes réservées	400
200	222	Trade Show Participant Fees - Designated Revenue / Foires commerciales - frais de participation - recettes réservées	200
700	675	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	650
		Miscellaneous / Recettes diverses	
0	42	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	65	Other Miscellaneous Revenue / Autres recettes diverses	0
0	107	Sub-Total - Miscellaneous / Total partiel - recettes diverses	0
9,600	8,193	**TOTAL - Own Source Revenue / Recettes de provenance interne**	6,850

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Economic Development / Développement économique	
300	1,187	Cybersecurity Innovation Centre Partnership - Designated Revenue / Partenariat du Centre d'innovation en cybersécurité - recettes réservées	0
490	390	International Business Development Agreement - Designated Revenue / Entente sur la promotion du commerce extérieur - recettes réservées	390
790	1,577	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	390
10,390	9,770	**TOTAL**	7,240

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		CyberNB / CyberNB	
		Own Source Revenue / Recettes de provenance interne	
400	50	Licences and Permits / Licences et permis	0
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	100	Cyber Essentials / Cyber Essentials	0
400	150	**TOTAL - CyberNB / CyberNB**	0
400	150	**TOTAL**	0

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OPPORTUNITIES NEW BRUNSWICK / OPPORTUNITÉS NOUVEAU-BRUNSWICK
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
16,300	45,000	Financial Assistance to Industry / Programme d'aide financière à l'industrie	7,000
16,300	45,000	**TOTAL**	7,000

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Net Income / Bénéfice net	
205,700	220,700	Net Income / Bénéfice net	218,700
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,731	1,129	Other Interest Income / Autres intérêts créditeurs	1,217
207,431	221,829	Sub-Total - Return on Investment / Total partiel - produits de placements	219,917
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
19,763	22,661	Tuition Fees / Frais de scolarité	24,429
133	0	Distance Education / Formation à distance	93
2,428	4,536	International Supplementary Fee / Frais supplémentaires internationaux	3,756
7,771	6,063	Training for Industry - Fees / Formation pour l'industrie - droits	7,595
1,208	1,283	Community Colleges - Sales / Collèges communautaires - ventes	1,516
1,252	1,193	Learning Fees / Frais d'apprentissage	1,310
1,069	1,591	Sales of Goods and Services - Other / Vente de biens et services - autres	1,114
1,170	1,074	Textbook Overhead / Coût des manuels	1,111
34,794	38,401	Sub-Total - Institutional / Total partiel - établissements	40,924
		Leases and Rentals / Baux et locations	
86,953	86,948	Other Leases and Rentals / Autres baux et locations	89,122
258	285	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	272
87,211	87,233	Sub-Total - Leases and Rentals / Total partiel - baux et locations	89,394
		General / Recettes générales	
194,938	197,073	Sales and Services - Other / Ventes et services - autres	198,962
316,943	322,707	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	329,280

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Agency Revenues / Recettes des organismes	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
5,240	5,240	Lotteries and Gaming Revenues / Recettes des loteries et des jeux	5,300
5,240	5,240	Sub-Total - Agency Revenues / Total partiel - Recettes des organismes	5,300
		Miscellaneous / Recettes diverses	
0	5	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
10,201	10,201	Gifts to the Crown - Other / Dons à la Couronne - autres	10,201
1,896	1,999	Other Grants / Autres subventions	1,652
49,504	45,217	Other Miscellaneous Revenue / Autres recettes diverses	44,939
61,601	57,422	Sub-Total - Miscellaneous / Total partiel - recettes diverses	56,792
591,215	607,198	**TOTAL - Own Source Revenue / Recettes de provenance interne**	611,289
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
4,298	2,782	Official Languages in Education Agreement - Program Expansion and Development / Entente concernant les langues officielles dans l'enseignement - élaboration et expansion de programmes	2,495
3,461	6,170	Education - Other / Éducation - autre	5,022
		Health / Santé	
23,648	23,879	Health - Other / Santé - autre	23,794
		Other / Autres recouvrements	
0	702	Other Conditional Grants / Autres subventions conditionnelles	700
31,407	33,533	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	32,011
622,622	640,731	**TOTAL**	643,300

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
OTHER AGENCIES / AUTRES ORGANISMES
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Other Agencies / Autres organismes	
168,000	171,000	Net Income - NB Liquor Corporation / Bénéfice net - Société des alcools du N.-B.	172,000
37,700	49,700	Net Income - NB Power / Bénéfice net - Énergie NB	46,700
205,700	220,700	Sub-Total - Other Agencies / Total partiel - autres organismes	218,700
		Consolidated Entities / Entités consolidées	
		Atlantic Education International Inc. / Atlantic Education International Inc.	
		Collège communautaire du Nouveau-Brunswick / Collège communautaire du Nouveau-Brunswick	
		Financial and Consumer Services Commission / Commission des services financiers et des services aux consommateurs	
		Forest Protection Limited / Forest Protection Limited	
		Kings Landing Corporation / Société de Kings Landing	
		New Brunswick Agricultural Insurance Commission / Commission de l'assurance agricole du Nouveau-Brunswick	
		New Brunswick Community College / New Brunswick Community College	
		New Brunswick Credit Union Deposit Insurance Corporation / Société d'assurance-dépôts des caisses populaires du Nouveau-Brunswick	
		New Brunswick Energy and Utilities Board / Commission de l'énergie et des services publics du Nouveau-Brunswick	
		New Brunswick Health Council / Conseil de la santé du Nouveau-Brunswick	
		New Brunswick Immigrant Investor Fund / Fonds des investisseurs immigrants du Nouveau-Brunswick	
		New Brunswick Legal Aid Services Commission / Commission des services d'aide juridique du Nouveau-Brunswick	
		New Brunswick Lotteries and Gaming Corporation / Société des loteries et des jeux du Nouveau-Brunswick	
		Nursing Homes / Foyers de soins	
		Provincial Holdings Ltd. / Gestion provinciale Ltée	
		Recycle New Brunswick / Recycle Nouveau-Brunswick	
		Regional Health Authorities / Régies régionales de la santé	
		Research and Productivity Council / Conseil de la recherche et de la productivité	
		Service New Brunswick / Service Nouveau-Brunswick	
416,922	420,031	Sub-Total - Consolidated Entities / Total partiel - entités consolidées	424,600
622,622	640,731	**TOTAL**	643,300

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
**DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL**
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
25,563	23,970	Interest on Loans / Intérêts sur prêts	16,902
20	20	Other Interest Income / Autres intérêts créditeurs	21
25,583	23,990	Sub-Total - Return on Investment / Total partiel - produits de placements	16,923
		Licences and Permits / Licences et permis	
		General / Recettes générales	
2,268	1,836	*Apprenticeship and Occupational Certification Act* - Designated Revenue / *Loi sur l'apprentissage et la certification professionnelle* - recettes réservées	2,139
65	56	*Private Occupational Training Act* - Registration / *Loi sur la formation professionnelle dans le secteur privé* - enregistrement	65
2,333	1,892	Sub-Total - Licences and Permits / Total partiel - licences et permis	2,204
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
200	200	New Brunswick Public Libraries - Designated Revenue / Bibliothèques publiques du Nouveau-Brunswick - recettes réservées	200
		General / Recettes générales	
2,018	1,469	Workers' Compensation Appeals Tribunal - Designated Revenue / Tribunal d'appel des accidents au travail - recettes réservées	2,002
1,740	1,412	Office of Advocates Services - Designated Revenue / Bureau des services de défenseurs - recettes réservées	1,740
400	700	Immigrant Application Fee / Droit associé aux demandes en matière d'immigration	600
4,358	3,781	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	4,542

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
300	1,000	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	300
10,875	10,265	Other Miscellaneous Revenue / Autres recettes diverses	5,915
11,175	11,265	Sub-Total - Miscellaneous / Total partiel - recettes diverses	6,215
43,449	40,928	**TOTAL - Own Source Revenue / Recettes de provenance interne**	29,884
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Education / Éducation	
18,883	18,787	Workforce Development Agreement / Entente sur le développement de la main-d'oeuvre	18,945
110,005	108,086	Labour Market Development Agreement / Entente sur le développement du marché du travail	111,497
1,200	1,200	Canada Student Loans - Designated Revenue / Régime canadien de prêts aux étudiants - recettes réservées	1,200
		Other / Autres recouvrements	
840	2,342	Other Conditional Grants / Autres subventions conditionnelles	2,506
130,928	130,415	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	134,148
174,377	171,343	**TOTAL**	164,032

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Canada Student Loans / Régime canadien de prêts aux étudiants	
		Own Source Revenue / Recettes de provenance interne	
875	650	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	650
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,050	2,050	Other / Autres recouvrements	2,050
1,925	2,700	**TOTAL - Canada Student Loans / Régime canadien de prêts aux étudiants**	2,700
		Library Trust Fund / Fonds en fiducie pour les bibliothèques	
		Own Source Revenue / Recettes de provenance interne	
400	400	Miscellaneous / Recettes diverses	300
400	400	**TOTAL - Library Trust Fund / Fonds en fiducie pour les bibliothèques**	300
		Recoverable Projects / Projets à frais recouvrables	
		Own Source Revenue / Recettes de provenance interne	
575	499	Miscellaneous / Recettes diverses	375
575	499	**TOTAL - Recoverable Projects / Projets à frais recouvrables**	375
2,900	3,599	**TOTAL**	3,375

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		New Brunswick College of Craft and Design College Admission Services / Collège d'artisanat et de design du Nouveau-Brunswick Service de l'admission collégiale	
		Users / Utilisateurs	
		Own Source Revenue / Recettes de provenance interne	
1	2	Return on Investment / Produits de placements	1
1,732	2,194	Sale of Goods and Services / Vente de biens et services	2,159
110	0	Miscellaneous / Recettes diverses	0
1,843	2,196	**TOTAL - Own Source Revenue / Recettes de provenance interne**	2,160
1,843	2,196	**TOTAL - Users / Utilisateurs**	2,160
4,059	3,887	Transfers from Departments / Transferts des ministères *	4,110
5,902	6,083	**New Brunswick College of Craft and Design College Admission Services / Collège d'artisanat et de design du Nouveau-Brunswick Service de l'admission collégiale**	6,270
5,902	6,083	**TOTAL**	6,270

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF POST-SECONDARY EDUCATION, TRAINING AND LABOUR /
MINISTÈRE DE L'ÉDUCATION POSTSECONDAIRE, DE LA FORMATION ET DU TRAVAIL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
44,217	45,242	Loans to Students / Prêts aux étudiants	42,409
44,217	45,242	**TOTAL**	42,409

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Other Taxes / Autres taxes	
		Taxes on Insurance Premiums / Taxes sur les primes d'assurance	
3,300	3,600	*Fire Prevention Act / Loi sur la prévention des incendies*	3,600
3,300	3,600	Sub-Total - Other Taxes / Total partiel - autres taxes	3,600
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	1	Interest on Loans / Intérêts sur prêts	1
55	55	Other Interest Income / Autres intérêts créditeurs	55
2	2	Foreign Exchange / Opérations de change	2
		Other / Autres recettes	
1	1	Recoveries - Provision for Losses / Recouvrements - provision pour pertes	1
59	59	Sub-Total - Return on Investment / Total partiel - produits de placements	59
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
120,400	120,400	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	119,400
20,000	20,000	*Motor Vehicle Act* - Drivers Licencing / *Loi sur les véhicules à moteur* - permis de conduire	20,100
1,500	1,500	*Off-Road Vehicle Act / Loi sur les véhicules hors route*	1,500
630	630	International Registration Plan (IRP) - Designated Revenue / Plan d'immatriculation international (IRP) - recettes réservées	630
		Liquor Control and Regulation / Réglementation des alcools	
1,000	1,000	Liquor Licencing Board / Commission des licences et permis d'alcool	1,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
22	20	Amusement Devices - Registration and Inspection / Attractions mécaniques - enregistrement et inspection	21
9	8	Salvage Dealers Licences / Licences de brocanteurs	9
150	125	Private Investigators and Security Guards - Licences / Licences de détectives privés et de gardiens	125
1,700	1,800	Boiler and Pressure Vessel Design and Inspection / Frais d'inspection et de conception des chaudières et appareils à pression	1,700
550	550	Gas, Propane, etc. - Licences and Permits / Gaz, propane, etc. - licences et permis	550
760	800	Elevator Specification and Inspection / Frais de devis et d'inspection des ascenseurs	775
1,700	1,800	Electrical Installations and Inspections - Licences, etc. / Montage et inspection des installations électriques - licences, etc.	1,725
38	900	Plumbing - Licences and Permits / Plomberie - licences et permis	840
55	50	New Brunswick Film Classification Board - Licences and Fees / Bureau de cote des films du Nouveau-Brunswick - permis et droits	50
148,514	149,583	Sub-Total - Licences and Permits / Total partiel - licences et permis	148,425
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
1,450	1,550	Sale of Goods and Services - Other - Designated Revenue / Vente de biens et services - autres - recettes réservées	1,550
		Intergovernmental / Recettes intergouvernementales	
23,274	23,234	Recoveries from Municipalities - RCMP / Recouvrements des municipalités - GRC	23,879

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
72	72	Data Services / Services informatiques	72
195	225	Sheriffs - Fees / Shérifs - droits	225
24,991	25,081	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	25,726
		Fines and Penalties / Amendes et peines	
60	60	*Liquor Control Act* - Fines / *Loi sur la réglementation des alcools* - amendes	60
5,000	5,000	*Motor Vehicle Act* - Fines / *Loi sur les véhicules à moteur* - amendes	5,000
100	90	*Off-Road Vehicle Act* - Fines */ Loi sur les véhicules hors route* - amendes	95
0	7	*Tobacco Sales Act* - Fines / *Loi sur les ventes de tabac* - amendes	3
2	13	*Transportation of Dangerous Goods Act* - Fines / *Loi sur le transport des marchandises dangereuses* - amendes	2
5,162	5,170	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	5,160
		Miscellaneous / Recettes diverses	
1	1	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	1
7	7	NSF Cheque Charge / Frais pour chèques sans provision	7
60	50	Other Miscellaneous Revenue / Autres recettes diverses	50
68	58	Sub-Total - Miscellaneous / Total partiel - recettes diverses	58
182,094	183,551	**TOTAL - Own Source Revenue / Recettes de provenance interne**	183,028

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
900	900	Gun Control - Designated Revenue / Réglementation des armes à feu - recettes réservées	900
		Social Services / Services sociaux	
3,854	3,854	*Youth Criminal Justice Act / Loi sur le système de justice pénale pour les adolescents*	3,854
		Other / Autres	
31,670	31,142	Federal Recoveries from Disaster Financial Assistance Program / Recouvrements du Programme fédéral d'aide financière en cas de catastrophe	29,344
300	300	Intensive Rehabilitative Custody and Supervision Program / Programme de placement et de surveillance dans le cadre d'un programme intensif de réadaptation	300
36,724	36,196	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	34,398
218,818	219,747	**TOTAL**	217,426

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Crime Prevention / Prévention de la criminalité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
639	877	Other / Autres recettes	1,157
639	877	**TOTAL - Crime Prevention / Prévention de la criminalité**	1,157
		Municipal Police Assistance Account / Compte d'aide aux services de police municipaux	
		Own Source Revenue / Recettes de provenance interne	
1,300	1,577	Fines and Penalties / Amendes et peines	1,450
0	690	Miscellaneous / Recettes diverses	400
1,300	2,267	**TOTAL - Municipal Police Assistance Account / Compte d'aide aux services de police municipaux**	1,850
		National Safety Code Agreement / Entente concernant le Code national de sécurité	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
207	207	Transportation / Transports	207
207	207	**TOTAL - National Safety Code Agreement / Entente concernant le Code national de sécurité**	207
		NB 911 Service Fund / Fonds pour le service d'urgence NB 911	
		Own Source Revenue / Recettes de provenance interne	
5,200	5,300	Sale of Goods and Services / Vente de biens et services	5,300
5,200	5,300	**TOTAL - NB 911 Service Fund / Fonds pour le service d'urgence NB 911**	5,300

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF PUBLIC SAFETY / MINISTÈRE DE LA SÉCURITÉ PUBLIQUE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies	
		Own Source Revenue / Recettes de provenance interne	
300	300	Licences and Permits / Licences et permis	290
300	300	**TOTAL - Suspended Driver - Impaired Driving Re-education Program / Programme de réhabilitation des conducteurs ayant perdu leur permis pour conduite avec les facultés affaiblies**	290
		Victim Services Account / Compte pour les services aux victimes	
		Own Source Revenue / Recettes de provenance interne	
986	1,060	Fines and Penalties / Amendes et peines	1,125
8	6	Miscellaneous / Recettes diverses	7
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
674	1,106	Victims Fund / Fonds d'aide aux victimes	799
1,668	2,172	**TOTAL - Victim Services Account / Compte pour les services aux victimes**	1,931
9,314	11,123	**TOTAL**	10,735

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021
.

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
1,400	700	Other / Autres recouvrements	1,600
1,400	700	**TOTAL - Atlantic Fisheries Fund / Fonds des pêches de l'Atlantique**	1,600
		Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
45,098	92,753	Economic Development / Développement économique	45,098
45,098	92,753	**TOTAL - Building Canada Fund - Gas Tax Transfer / Fonds Chantiers Canada - transfert de taxe sur l'essence**	45,098
		Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
4,400	7,500	Economic Development / Développement économique	8,725
4,400	7,500	**TOTAL - Canada - New Brunswick Clean Water and Wastewater Fund / Canada - Nouveau-Brunswick Fonds pour l'eau potable et le traitement des eaux usées**	8,725

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	
		Own Source Revenue / Recettes de provenance interne	
5,000	5,000	Transfers from Departments / Transferts des ministères *	10,000
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
6,500	6,500	Economic Development / Développement économique	10,000
11,500	11,500	**TOTAL - Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée**	20,000
		Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
0	638	Economic Development / Développement économique	0
0	638	**TOTAL - Canada - New Brunswick Public Transit Infrastructure Fund / Canada - Nouveau-Brunswick Fonds pour les infrastructures du transport en commun**	0
		Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles	
		Own Source Revenue / Recettes de provenance interne	
200	200	Transfers from Departments / Transferts des ministères *	0
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
764	374	Other / Autres recouvrements	0
964	574	**TOTAL - Francophonie and Official Languages Program / Programme de la Francophonie et des Langues officielles**	0

* Inter-account transaction account / Compte d'opérations intercomptes

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
REGIONAL DEVELOPMENT CORPORATION / SOCIÉTÉ DE DÉVELOPPEMENT RÉGIONAL
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
12,908	10,000	Economic Development / Développement économique	15,500
12,908	10,000	**TOTAL - Low Carbon Economy Leadership Fund / Fonds du leadership pour une économie à faibles émissions de carbone**	15,500
		New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités	
		Own Source Revenue / Recettes de provenance interne	
4,500	4,500	Transfers from Departments / Transferts des ministères *	2,500
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
5,500	5,000	Economic Development / Développement économique	3,500
10,000	9,500	**TOTAL - New Building Canada Fund - Small Communities Fund / Nouveau Fonds Chantiers Canada - Fonds des petites collectivités**	6,000
		Other Special Initiatives / Autres projets spéciaux	
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
3,854	0	Other / Autres recouvrements	3,854
3,854	0	**TOTAL - Other Special Initiatives / Autres projets spéciaux**	3,854
90,124	133,165	**TOTAL**	100,777

* Inter-account transaction account / Compte d'opérations intercomptes

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1,000	1,000	Interest on Loans / Intérêts sur prêts	1,000
		Other / Autres recettes	
800	800	Recoveries - Loans and Guarantees / Recouvrements - prêts et garanties	800
1,800	1,800	Sub-Total - Return on Investment / Total partiel - produits de placements	1,800
		Licences and Permits / Licences et permis	
		General / Recettes générales	
33	33	Nursing Homes - Special Care Licences / Foyers de soins - permis de soins spéciaux	33
33	33	Sub-Total - Licences and Permits / Total partiel - licences et permis	33
		Sale of Goods and Services / Vente de biens et services	
		Leases and Rentals / Baux et locations	
16,000	16,000	Rents - Public Housing Units / Loyers - unités de logement sociaux	16,000
1,800	1,800	Rents - Residential Units / Loyers - unités résidentielles	1,800
		General / Recettes générales	
80	80	Administration Fees - CMHC / Frais administratifs - SCHL	80
10	10	Delivery Fees - CMHC / Frais de livraison - SCHL	10
17,890	17,890	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	17,890

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4,200	4,200	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4,200
3,000	3,000	Family Court Payments / Tribunal de la famille - versements	3,000
2,000	2,000	Family Court Payments - Designated Revenue / Tribunal de la famille - versements - recettes réservées	2,000
175	175	Other Miscellaneous Revenue / Autres recettes diverses	175
9,375	9,375	Sub-Total - Miscellaneous / Total partiel - recettes diverses	9,375
29,098	29,098	**TOTAL - Own Source Revenue / Recettes de provenance interne**	29,098
		Conditional Grants - Canada / Subventions conditionnelles - Canada	
		Central Government Services / Services généraux du gouvernement	
35,542	34,142	Recoveries - CMHC / Sommes recouvrées - SCHL	31,832
		Health / Santé	
24,783	20,483	Healthy Seniors Pilot Project / Projet pilote sur les aînés en santé	22,722
60,325	54,625	**TOTAL - Conditional Grants - Canada / Subventions conditionnelles - Canada**	54,554
89,423	83,723	**TOTAL**	83,652

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autre recouvrements	
49	49	Other Land Sales / Autres ventes de terrains	49
1	1	Other - Housing / Autre - Logements	1
50	50	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	50
50	50	**TOTAL**	50

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		CMHC Funding Account / Compte de financement de la SCHL	
		Own Source Revenue / Recettes de provenance interne	
1,138	432	Return on Investment / Produits de placements	692
1,138	432	**TOTAL - CMHC Funding Account / Compte de financement de la SCHL**	692
1,138	432	**TOTAL**	692

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF SOCIAL DEVELOPMENT / MINISTÈRE DU DÉVELOPPEMENT SOCIAL
LOANS AND ADVANCES / PRÊTS ET AVANCES

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Recoveries / Recouvrements	
3,727	2,427	New Brunswick Housing Corporation / Société d'habitation du Nouveau-Brunswick	3,727
3,727	2,427	**TOTAL**	3,727

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
1	1	Foreign Exchange / Opérations de change	1
1	1	Sub-Total - Return on Investment / Total partiel - produits de placements	1
		Sale of Goods and Services / Vente de biens et services	
		Institutional / Établissements	
875	925	Village Historique Acadien / Village historique acadien	875
		Provincial Parks / Parcs provinciaux	
400	295	Park Entrance Fees / Droits d'entrée dans les parcs	400
75	54	Golf Fees / Frais de jeu - golf	75
10	18	Marina Fees / Droits - ports de plaisance	10
1,200	1,517	Camp Fees / Droits - terrains de camping	1,400
300	300	Ski Fees / Droits - ski	300
100	167	Other Park Revenues / Autres recettes provenant des parcs	100
30	31	Park Concessions / Concession de parcs	30
15	12	Retail Revenue / Recettes de détail	15
		General / Recettes générales	
280	288	Larry's Gulch Lodge / Chalet Larry's Gulch	280
50	50	Advertising / Publicités	50
3,335	3,657	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	3,535

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Miscellaneous / Recettes diverses	
4	15	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	4
0	1	Other Miscellaneous Revenue / Autres recettes diverses	0
4	16	Sub-Total - Miscellaneous / Total partiel - recettes diverses	4
3,340	3,674	**TOTAL - Own Source Revenue / Recettes de provenance interne**	3,540
3,340	3,674	**TOTAL**	3,540

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts	
		Own Source Revenue / Recettes de provenance interne	
700	700	Lottery Revenue / Recettes des loteries	1,200
700	700	**TOTAL - Arts Development Trust Fund / Fonds en fiducie pour l'avancement des arts**	1,200
		GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport	
		Own Source Revenue / Recettes de provenance interne	
370	375	Miscellaneous / Recettes diverses	370
370	375	**TOTAL - GO NB! - Taking Action Through Sport / Allez-y NB! - L'action par le sport**	370
		Parlee Beach Maintenance / Entretien de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
79	51	Sale of Goods and Services / Vente de biens et services	79
79	51	**TOTAL - Parlee Beach Maintenance / Entretien de la plage Parlee**	79
		Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport	
		Own Source Revenue / Recettes de provenance interne	
500	500	Lottery Revenue / Recettes des loteries	1,000
500	500	**TOTAL - Sport Development Trust Fund / Fonds en fiducie pour l'avancement du sport**	1,000

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett	
		Own Source Revenue / Recettes de provenance interne	
10	10	Return on Investment / Produits de placements	10
10	10	**TOTAL - Viscount Bennett Trust Fund / Fonds en fiducie du Vicomte Bennett**	10
1,659	1,636	**TOTAL**	2,659

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TOURISM, HERITAGE AND CULTURE /
MINISTÈRE DU TOURISME, DU PATRIMOINE ET DE LA CULTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks	
		Own Source Revenue / Recettes de provenance interne	
3,933	4,027	Sale of Goods and Services / Vente de biens et services	4,613
3,933	4,027	**TOTAL - Hopewell Rocks Provincial Park / Parc provincial Hopewell Rocks**	4,613
		Mactaquac Golf Course / Terrain de golf Mactaquac	
		Own Source Revenue / Recettes de provenance interne	
0	0	Sale of Goods and Services / Vente de biens et services	950
0	0	**TOTAL - Mactaquac Golf Course / Terrain de golf Mactaquac**	950
		Parlee Beach Campground / Terrain de camping de la plage Parlee	
		Own Source Revenue / Recettes de provenance interne	
415	378	Sale of Goods and Services / Vente de biens et services	385
415	378	**TOTAL - Parlee Beach Campground / Terrain de camping de la plage Parlee**	385
		Sugarloaf Lodge / Pavillon Sugarloaf	
		Own Source Revenue / Recettes de provenance interne	
177	190	Sale of Goods and Services / Vente de biens et services	192
177	190	**TOTAL - Sugarloaf Lodge / Pavillon Sugarloaf**	192
4,525	4,595	**TOTAL**	6,140

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Own Source / Provenance interne	
		Return on Investment / Produits de placements	
		Interest and Investment Income / Intérêts créditeurs et revenus de placements	
5	5	Other Interest Income / Autres intérêts créditeurs	5
5	5	Sub-Total - Return on Investment / Total partiel - produits de placements	5
		Licences and Permits / Licences et permis	
		Motor Vehicle / Véhicules à moteur	
1,600	1,600	*Motor Vehicle Act* - Fees / *Loi sur les véhicules à moteur* - droits	1,600
20	25	*Motor Carrier Act* - Fees / *Loi sur les transports routiers* - droits	25
1,620	1,625	Sub-Total - Licences and Permits / Total partiel - licences et permis	1,625
		Sale of Goods and Services / Vente de biens et services	
		Intergovernmental / Recettes intergouvernementales	
3,300	3,300	Recoveries from Municipalities - General Maintenance / Recouvrements des municipalités - entretien général	3,300
265	270	Recoveries - General Maintenance - First Nations / Recouvrements - entretien général - Premières Nations	265
		Leases and Rentals / Baux et locations	
1,350	1,375	Land Rentals - Other / Location de terrains - autres	1,375
500	415	Rents - Provincial Buildings / Loyers - bâtiments provinciaux	400

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
ORDINARY ACCOUNT / COMPTE ORDINAIRE

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		General / Recettes générales	
50	50	Commercial Sign Recoveries - Designated Revenue / Enseignes commerciales - recouvrements - recettes réservées	50
155	155	Plans and Tender Documents - Sales / Devis et documents de soumission - ventes	155
120	120	Central Heating Plant - Sales / Centrale de chauffage - ventes	120
30	30	Industrial Parks - Water and Sewage Service / Parcs industriels - réseaux d'eau et d'égouts	30
5,770	5,715	Sub-Total - Sale of Goods and Services / Total partiel - vente de biens et services	5,695
		Fines and Penalties / Amendes et peines	
35	35	*Highway Act* - Fines / *Loi sur la voirie* - amendes	35
35	35	Sub-Total - Fines and Penalties / Total partiel - amendes et peines	35
		Miscellaneous / Recettes diverses	
1	1	Government Assigned Vehicles - Recoveries from Employees / Véhicules du gouvernement - recouvrements auprès des employés	1
0	8	Prior Years Expenditure Recoveries / Recouvrements des dépenses des années antérieures	0
0	70	Insurance Recoveries / Recouvrements d'assurances	0
80	215	Other Miscellaneous Revenue / Autres recettes diverses	150
81	294	Sub-Total - Miscellaneous / Total partiel - recettes diverses	151
7,511	7,674	**TOTAL - Own Source Revenue / Recettes de provenance interne**	7,511
7,511	7,674	**TOTAL**	7,511

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
CAPITAL ACCOUNT / COMPTE DE CAPITAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Gross Capital Revenue / Recettes brutes en capital	
		Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	
		Other / Autres recouvrements	
1,500	5,000	Other Land Sales / Autres ventes de terrains	1,000
2,500	2,500	Other / Autres recouvrements	3,875
4,000	7,500	**TOTAL - Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne**	4,875
		Capital Recoveries - Canada / Recouvrements au compte de capital - Canada	
		Transportation / Transports	
2,660	2,391	National Trade Corridors Fund / Fonds national des corridors commerciaux	909
15,190	7,924	New Building Canada Fund - Provincial-Territorial Infrastructure Component / Nouveau Fonds Chantiers Canada - volet infrastructures provinciales-territoriales	28,580
		Economic Development / Développement économique	
0	5,804	Canada - New Brunswick Integrated Bilateral Agreement / Canada - Nouveau-Brunswick Entente bilatérale intégrée	970
		Other / Autres recouvrements	
605	3,941	Other / Autres recouvrements	3,389
18,455	20,060	**TOTAL - Capital Recoveries - Canada / Recouvrements au compte de capital - Canada**	33,848
22,455	27,560	**TOTAL**	38,723

MAIN ESTIMATES / BUDGET PRINCIPAL, 2020–2021

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL PURPOSE ACCOUNT / COMPTE À BUT SPÉCIAL

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Land Management Fund / Fonds pour l'aménagement des terres	
		Own Source Revenue / Recettes de provenance interne	
25	0	Return on Investment / Produits de placements	0
20	30	Sale of Goods and Services / Vente de biens et services	65
620	267	Capital Recoveries - Own Source / Recouvrements au compte de capital - provenance interne	620
665	297	**TOTAL - Land Management Fund / Fonds pour l'aménagement des terres**	685
665	297	**TOTAL**	685

COMPARATIVE STATEMENT OF ESTIMATED REVENUE / ÉTAT COMPARATIF DES RECETTES PRÉVUES
DEPARTMENT OF TRANSPORTATION AND INFRASTRUCTURE /
MINISTÈRE DES TRANSPORTS ET DE L'INFRASTRUCTURE
SPECIAL OPERATING AGENCIES / ORGANISMES DE SERVICES SPÉCIAUX

(In thousands of dollars / En milliers de dollars)

2019–2020 ESTIMATE / PRÉVISIONS	2019–2020 REVISED / RÉVISÉES	SOURCE / PROVENANCE	2020–2021 ESTIMATE / PRÉVISIONS
		Vehicle Management Agency / Agence de gestion des véhicules	
		Own Source Revenue / Recettes de provenance interne	
85,300	89,700	Chargeback to Clients / Rétrofacturation aux clients *	89,800
600	300	Capital - Recoveries / Recouvrements au compte de capital	500
85,900	90,000	**TOTAL - Vehicle Management Agency / Agence de gestion des véhicules**	90,300
85,900	90,000	**TOTAL**	90,300

* Inter-account transaction account / Compte d'opérations intercomptes